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04030661

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yell Group

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

JUN 15 2004

THOMSON FINANCIAL

FILE NO. 82- 34674 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 6/15/04

82-34674

Yell Group plc Annual Report 2003/04

YELL

CONTENTS

Yell will be the best business information bridge between buyers and sellers regardless of channel, time or location in our markets.

By realising our goals and continuing to be a socially responsible company, we will deliver real value to our Users and Customers, our People and our Shareholders.

No. 1

In the UK classified advertising market

No. 1

US independent telephone directory publisher

YELL GROUP PLC HIGHLIGHTS 2003/04

GROUP TURNOVER

UP 6.5% to £1,187m

GROUP ADJUSTED EBITDA

UP 11.5% to £360m

OPERATING CASH FLOW

£304m

Earnings and cashflow figures above are stated before exceptional IPO costs and also, in 2003 only, a non-recurring restructuring charge. These costs are included in the statutory numbers set out in the financial statements.

Five year revenue (£m)


622
774
865
1,114
1,187
1999/00
2000/01
2001/02
2002/03
2003/04

Five year adjusted EBITDA (£m)


216
234
246
323
360
1999/00
2000/01
2001/02
2002/03
2003/04





Yellow Pages is our regional classified directory, published annually, with 90 editions in FY04 across the UK



Business Pages are annual classified business to business directories covering England, Scotland and Wales



Yell.com is our online advertising medium featuring 1.7 million classified UK businesses and services

CHAIRMAN'S STATEMENT

I am delighted to welcome you as a shareholder in Yell Group plc and to send you our annual report for the financial year ended 31 March 2004. The report marks the end of an exciting and significant year for our company, during which we both extended our operations and listed on the London Stock Exchange.

Whilst our Initial Public Offering (IPO) marked the start of a new chapter for the Yell Group, it did not change our business focus and we have continued to deliver world class products and services to our advertisers and users. They still receive the high quality products and services that we have always provided, and we have continued to focus on achieving our objectives.

Over the last 38 years and against a back-drop of changing economic and regulatory conditions, we have demonstrated consistent revenue and profit growth, matched by growth in our customer base and by continuous improvement in our processes and customer service. Our good results in 2004 reflect the strength of our operational focus and the excellence of our performance in all areas of our business.

The hard work of John Condron and all the people in the Yell Group over the last year means we start the new financial year with record numbers of customers, continuing high usage of our products, a strong financial platform and a well developed portfolio of products and services. I am confident that this gives us the basis for continued growth and a bright, exciting future.

welcome

This focus has generated strong performance across our business. We grew revenues by 6.5% to £1,187m and adjusted EBITDA by 11.5% to £360m, results which clearly demonstrate our success. Our results exceed the indication we gave at our IPO and the Board is recommending a final dividend of 6 pence per share, bringing the total dividend for the year to 9 pence per share.

From a single Yellow Pages section in the Brighton Phone Book in 1966 we have grown to become a leading international directories company, with a range of products, including printed, online and voice-assisted, that put buyers in touch with sellers. We will continue to develop our products and services to ensure we meet the needs of our users and advertisers and we will continue to seek opportunities for geographical expansion.

We have a strong Board that is committed to the highest standards of corporate governance. At our Annual General Meeting all of the directors are seeking a further term of office and I strongly support their re-election.

Our first Annual General Meeting since the IPO will be held at 11am on 13 July 2004. At the back of this report you will find the Notice of AGM and details of the resolutions on which I ask you to vote. I hope to meet as many of you as possible at the meeting itself.

Bob Scott, *Chairman*



Yellow Pages 118 24 7 is our UK operator-assisted, 24-hour telephone-based information service



Yellow Book is our US printed directory published in 42 States and Washington DC



Yellowbook.com is our online classified directory service in the US

CHIEF EXECUTIVE'S OVERVIEW

I am pleased to report that Yell has enjoyed a good year, delivering strong growth in both the US and the UK, where our listing on the London Stock Exchange marked another significant chapter in our ongoing development.

We grew revenue by 6.5% to £1,187 million, reflecting the success of our strategy of winning new customers, keeping them, and growing our business whilst helping them grow theirs. In the US, we grew revenues by 21.2% excluding the impact of exchange rates, and in the UK revenues were up by 3.3% after the effects of the price cap on the Yellow Pages directories. Growth in our revenues supported growth in EBITDA and built a firm foundation for the future of our company.


Usage grows
Advertisers get more leads
YELL
More advertisers join
Yell's products increase in usefulness to the user

win, keep and grow

Over ten years ago we set ourselves the goal of being the best business information bridge between buyers and sellers and this goal remains at the heart of our business strategy. In the UK, our printed directories contain over one million adverts from 480,000 advertisers and Yellow Pages is used on average 100 million times a month. Last year that usage helped generate £88 billion for businesses appearing in the directory. With the development of Yell.com as a major UK online directory and advertising medium, and the launch of our telephone based service, Yellow Pages 118 24 7, we have consolidated our position as the UK's leading classified advertising service.

Since our first step into the US with the acquisition of Yellow Book USA in 1999 we have built our business through both organic growth and further acquisitions such as that of the Feist directory company in March 2004. We are the largest independent classified directories publisher in the US, with directories in 42 states and Washington DC. In FY04 Yellow Book carried adverts from 386,000 advertisers.

At the heart of all our products is our virtuous circle where the more businesses advertise with us, the more value we provide to our users, who in turn use our products more. This increased usage generates more sales leads for our advertisers, which encourages them to increase their advertising with us and attracts more advertisers.

This simple business proposition has allowed us to grow our *brands and increase their value and relevance to users and advertisers throughout the UK and US.*

866k

Total unique printed directories customers UK and US FY04

£88bn

We helped to generate £88 billion in revenue for UK businesses in FY04


YELL

42 States and Washington DC

Coverage of Yellow Book



With 866,000 customers placing adverts in our products in the UK and US during FY04, Sales Excellence is a core skill for us and we are committed to the continuous development of our expertise in this area. Each of our customers is served by one of our 4,800 sales professionals whose knowledge and expertise allows them to work with the customer to develop an effective advertising programme.

Underpinning our Sales Excellence are world-class production processes and a passion for continuous improvement and Business Excellence that has earned us a leading position in key customer service areas. In the UK, we organise our business around the EFQM Business Excellence Model and use annual independent assessments against the model to track progress and identify improvement opportunities.

Our product development strategy has been to take advantage of appropriate new technology and market developments both for the enhancement of our existing products and the introduction of new products and services. We have focused the development of Yell.com on services that add value both to advertisers and users, services such as web based advertising and mobile products. And with Yellow Pages 118 24 7 we have taken advantage of deregulation of the directory enquiries market and our expertise in providing classified information via the telephone. In the US, we have grown our business through new directory launches and carefully selected acquisitions. We have sought out companies with a realistic business plan and strong management, and to which we can add real value. We intend to continue to make acquisitions in the US, strengthening our position and extending our geographic reach.

Successful integration of acquisitions depends on a strong, experienced and proven management team. Our Executive Team have on average more than 17 years experience in our business sector – experience that has enabled the successful integration of the McLeod directory company and the National Directory Company, both acquired in FY03. We will take the same approach to the integration of recent and future acquisitions, transferring skills and knowledge and taking full advantage of economies of scale.

Our financial results reflect the excellent achievements of our people on both sides of the Atlantic. We have delivered strong revenue growth through our disciplined approach and clear focus on effective strategies. At the same time, we have continued to invest in our business through advertising programmes, new products and improved processes. And we have improved profitability and generated strong cash flow. This is key to our strategy for delivering long term value appreciation for our shareholders.

We are focused on delivering the expectations of our users, our advertisers, our people and our shareholders. We are confident in our ability to continue to build and develop our business.

John Condron, *Chief Executive Officer*



Objectives

Our strategy is supported by our key annual objectives. These are shared throughout our company and owned by all our people



Yell Direct

Yell Direct is our online channel enabling customers to do business with us at any time





Management

Our Executive Team have on average 17 years experience in our industry sector. We operate our businesses with a shared approach and common leadership


1
2
3
4
5
6
7
8
9
10

1. John Satchwell
2. Ann Francke
3. John Condron
4. Paul Fry
5. James Haddad
6. Eddie Cheng
7. John Davis
8. Victoria Sharrar
9. Steve Chambers
10. Joe Walsh

HOW WE WORK

We operate in the classified advertising market, which consists of a range of media, including other printed directories, local and national newspapers and online directories. In the UK and US these markets were worth £25 billion in 2003 and are forecast to grow at around 5% each year over the next two years.

The UK classified advertising market has been growing at an average annual rate of 4.2% for the last five years and in 2003 was worth £4.2 billion. We are the UK's largest provider of classified advertising and have steadily increased our market share, (15.2% in 2003), over the past five years.

We have grown our products consistently over the past five years, outperforming the growth of the classified advertising market. Even in times of economic weakness we are relatively resilient due to our focus on meeting the needs of a broad customer base which covers a wide range of industry and business sectors.

History

From the first publication of a Yellow Pages section in the Brighton telephone directory in 1966, we have grown our UK business to a position, where today, users can access business information through the channel of their choice – printed, online or telephone.

In August 1999 we took our first steps into the US by acquiring Yellow Book for $665 million. Yellow Book was founded in 1930 and is the largest and oldest independent yellow pages publisher in the US. Since its beginnings, Yellow Book has grown consistently through organic growth, new launches and acquisitions.

In April 2002 we doubled our US footprint with the purchase of McLeod for $600 million and in December 2002 we acquired National Directory Company for $69 million.

£25 billion

Within the classified advertising market in the US, the revenues of all telephone directory publishers are estimated to be $14.3 billion and are forecast to continue to grow. These revenues are generated by the incumbent and recently sold directories divisions of telecommunications companies (85%), independent publishers (13%) and online publishers (around 2%). Within the printed sector, the independent segment is the faster growing and is forecast to grow at a compound rate of 9% a year to 2008. With a 53% share, Yellow Book is the largest independent publisher.

The acquisition in March 2004 of Feist, and six other smaller acquisitions in FY04, have extended our coverage and we now have a presence in 42 states and Washington DC.

In June 2001 we were bought from BT for £2.14 billion by funds advised by private equity groups Apax Partners and Hicks, Muse, Tate & Furst. In July 2003, following our IPO, we are now owned by private shareholders and a variety of institutional funds. Please see page 28 for details of our larger shareholders.

1930
Formation of Yellow Book USA



1966
First Yellow Pages section in the Brighton Telephone Directory



1984
Launch of Business Pages



1996
Launch of Yell.com, our online service



1999
Acquisition of Yellow Book USA, the largest independent publisher in the US, for $665 million



Total US telephone directory revenues

Incumbent publishers **85%**
Online publishers **2%**
Independent publishers **13%**



$14.3 billion

Total US independent telephone directory revenues

Other independent publishers **47%**
Yellow Book **53%**



$1.9 billion

Total UK classified advertising revenues

Other classified advertising **85%**
Yell UK **15%**



£4.2 billion

2000
Renamed as Yell


YELL

2002
Acquisition of McLeod USA Publishing Co. for $600 million



2003
Launch of Yellow Pages 118 24 7, our operator assisted telephone service



2003
Yell IPO


Yell makes a bright start in market

2004
Acquisition of Feist Publications



Growth

At the heart of our business is our 'win, keep and grow' strategy which we deploy across all products.

In the US:

We **win** new customers through improving the content, ensuring our directories cover more relevant areas and with attractive prices. As we continue to expand geographically through acquisitions and launch new directories, we attract new advertisers. In addition, through national advertising campaigns and brand building we increase Yellow Book's profile with users and potential advertisers.

We **keep** around 70% of our existing advertisers by maintaining our price differentials, offering a high return on investment, delivering excellent service levels, and by continuing to redevelop directory boundaries and features in response to our customers' needs.

We **grow** the spend of our customers through the publication of new editions, geographic expansion and promotional incentives. We use tailored pricing offers and discounting programmes for individual markets. In FY04 our advertisers spent, on average, $2,434 with us.

In the UK:

We **win** new customers by providing innovative and attractive advertising opportunities. These include new advertisement types and pricing offers in our printed directories as well as enhancements to Yell.com and Yellow Pages 118 24 7. We have won more than 100,000 new printed product advertisers each year for the past four years and now have more than 100,000 searchable advertisers on Yell.com.

Continuous improvement of our products and services, coupled with our high profile advertising campaigns, has enabled us to **keep** around 77% of our customers every year. We continue to develop specific initiatives including pricing incentives and 'proven value' programmes.

The introduction of innovative advertising types and features allows us to **grow** the expenditure of our existing customers. In 2001 we launched full colour advertising in all our directories and today more than 22% of our advertisers take advantage of colour advertising. We have introduced guides and supplements within our directories in which customers can place adverts and we regularly review and revise classifications in order to ensure their relevancy and offer greater choice to our advertisers. In FY04 advertisers each spent on average £1,237 in our printed directories.

creating value

UK unique printed advertisers (000s)


418
438
451
480
2000/01
2001/02
2002/03
2003/04

Yell.com unique searchable advertisers (000s)


65
56
75
103
2000/01
2001/02
2002/03
2003/04

The figure for 2000/01 includes all advertisers.

Partnerships

For over two decades we have built mutually beneficial and collaborative relationships with our suppliers. We work in partnership with our suppliers; the key ones are our pre-press production company – Pindar Set, our printer – RR Donnelley and our paper supplier – UPM Kymmene.

In the UK our suppliers have worked with us to improve our products and customer offerings, and were integral in the successful introduction of colour into our directories, offering greater choice for our advertisers and a more appealing product for our users.

We work with RR Donnelley and UPM Kymmene to minimise paper waste in the production of our directories and Pindar Set are fully integrated within our operations to reduce turnaround times of advertisement proofs for our customers and increase the quality and accuracy of their advertisements. We review contracts annually with our key suppliers to agree performance targets, and we have delivered year on year performance improvements to our production processes and costs.

The success of our partnerships with these organisations in the UK led to the migration of these principles into the US. It was a natural choice to offer the opportunity to our trusted UK suppliers to be part of this move, and we were able to extend these partnerships across the Group. This resulted in efficiency improvements and economies of scale across all of our US operations.

Value

We believe that we provide cost-effective, value for money advertising solutions for all our advertisers. In the UK and US we conduct substantial research into how our products compare to other providers in the same market. The cost of advertising in the UK's Yellow Pages is now less than it was in 1995, whilst the cost of advertising in competitive media has risen. In the US and UK, research shows that our advertisers consistently receive an excellent return on their investment.

OUR PRODUCTS

We constantly review and revise our existing product portfolio to ensure we continue to provide a wide range of new products and services which deliver better value for our customers and greater opportunities for them to differentiate their businesses.

Within our printed products these innovations include full colour advertising, discounts and new classifications. In 2003, after extensive and positive public consultation, we decided to change the boundaries of five of the London Yellow Pages editions. London is our biggest and most significant marketplace in the UK and the ten new editions we are publishing reflect how shopping and demographic patterns and the needs of our advertisers and users have changed.

Yellow Book is continuing to rebrand and relaunch recently acquired directories. This includes increasing the volume of user information in the directories and the production of new scoping grids, product profiles and rate cards. In 2003 we launched a discount scheme for new advertisers and introduced a 'New Movers' programme so that users who relocate within a Yellow Book community receive a Yellow Book directory at their new address. 16 new directories were launched, each publishing in FY05 and further expanding our coverage.

US unique printed advertisers (000s)


152
166
363
386
2000/01
2001/02
2002/03
2003/04

Customer retention

77% UK

70% US

We have introduced many new products and enhancements to Yell.com in the UK and to Yellowbook.com in the US, reflecting the growing importance of the online channels for advertisers and users. We focus on developments which improve the searching experience for our users, and those which increase value for our advertisers. One recent development is the Yell.com toolbar, a feature which allows the user quick and easy access to Yell.com, without having to go to the site regardless of where on the Internet the user happens to be. In August 2003, as a result of user and advertiser demand, we added 220 new locations to the Yell.com search, including popular tourist areas. This allows us to match more locations than ever, making it easier for our users to find the business they are looking for and helping advertisers to be found.

Our brands are our key assets and we invest considerably in promoting and protecting them. This ensures that we provide our advertisers with the greatest return on their investment and provides users with high quality, reputable sources of information. Brand recognition and awareness is a vital part of our virtuous circle model and is achieved through memorable and effective advertising campaigns.

Yellow Pages has gained 'Superbrand' status and is one of the top five most recognised brands in the UK. We are using the strength of the Yellow Pages brand to develop and grow our other products. We use the most effective and appropriate media for the promotion of our products. For example, we promote Yellow Pages using TV advertising and Yell.com sponsors the London Underground maps.

our products

At the same time we continually seek to improve our customer service. In September 2003 we launched 'Yell Direct' in the UK. This is an online channel enabling our customers to do business with us at any time convenient to them seven days a week. Customers can view and amend their advertising, check financial information and buy Yell.com advertising using a secure eCommerce system. These enhancements reduce process times and have proved popular with our advertisers.

In the US, as the integration of our acquisitions develops we continue to rebrand all directories as Yellow Book. This has given us an extensive national footprint, broadening our appeal to advertisers and offering them greater advertising opportunities. To capitalise on this we launched a national advertising campaign, "Yellow Book, not the other book", which we are continuing to run across the country.

We will continue to respond to our advertisers' and users' needs, driving innovation throughout our business in order to be the best business information bridge between buyers and sellers across all of our channels.

97%
of adults in the UK have a Yellow Pages directory at home

536
editions of Yellow Book

67m
Yell.com page impressions in March 04

YELLOW PAGES

Yellow Pages is our UK regional classified directory, published annually. In FY04 we published 90 editions, covering the whole of the UK with the exception of Kingston-upon-Hull. Our advertising portfolio includes colour options, advert sizes from single line entries to full page spreads as well as specialised areas such as the book spine and covers. In addition to advertisements, our directories contain local and community information and special interest guides. Nearly 28 million copies were distributed to homes and businesses in FY04 and 97% of adults have a copy of Yellow Pages at home. Yellow Pages directories were used 1.2 billion times in FY04 which helped to generate over £88 billion in revenue for businesses appearing in the directory.

Yellow Book

Yellow Book is the oldest and largest independent yellow pages publisher in the US. Yellow Book published 536 editions in FY04 and distributed more than 72 million directories in 41 states and Washington DC. Yellow Book publishes wide-area directories, city directories, community directories and a Business-to-Business directory. With the acquisition of Feist in March 2004, we have extended our national footprint to 42 states and Washington DC.

Yellowbook.com

Yellowbook.com is the website of Yellow Book USA. It provides online users with local business and residential information across the USA. With over 375,000 local business adverts, over 28 million yellow pages business listings and over 106 million white pages listings, yellowbook.com is full of rich content that help consumers to make buying decisions. Searches can be made by city or state, keyword, zip code, print directory and more.

YELL.COM

Yell.com is our UK online directory and advertising medium, featuring 1.7 million UK classified business listings. Products and services available include web links, template web sites (including design and hosting), enhanced listings, banners and domain names. There are also enhanced user options such as maps and directions. Yell.com has more than 100,000 searchable advertisers and received 67 million page impressions in March 2004. The Yell.com search facility is available through the web site, mobile internet and via text message.

BUSINESS PAGES

Business Pages is our annual UK classified, business-to-business directory carrying information on 950,000 businesses. In FY04 we published nine editions of Business Pages and distributed 2.2 million copies across England, Scotland and Wales. The directories contain a range of advert sizes and colour options as well as a quick reference guide, a business supplement with maps and advice on business issues.

YELLOW PAGES 118 24 7

Yellow Pages 118 24 7 is our UK 24 hours a day, seven days a week, operator-assisted information service. It was launched in 2003 to replace our Talking Pages service and to take advantage of opportunities presented by the deregulation of the UK directory enquiries market in December 2002. In FY04, 3.9 million enquiries were received and we carried advertisements for nearly 64,000 paying advertisers.

99
printed directories in the UK

100m
Yellow Pages uses per month

3.9m
Yellow Pages 118 24 7 enquiries

CHIEF FINANCIAL OFFICER'S REVIEW

Our financial strategy is aligned to achieving balanced growth in turnover, earnings and cash flow.

We aim to maintain consistent profit improvement whilst continually investing to grow turnover and to increase the base of satisfied customers who will drive our future growth.

We have delivered strong growth in advertising volumes in our UK printed directories. We are achieving positive returns from our investment in Yell.com.

In the US we have made rapid progress, driven by organic growth and strategic acquisitions that increase our geographic coverage.

Group turnover increased by 6.5% to £1,187 million. The significant weakening of the US dollar during the year diluted the growth of our US business when translated into sterling. Had the exchange rate remained constant, turnover growth would have been 11.3%.

Group Turnover (£m)	**2003**	**2004**	**Growth**
UK	615	635	3.3%
US (constant exchange rate)	499	605	21.2%
Total (constant exchange rate)	1,114	1,240	11.3%
Effect of weaker US dollar	—	(53)	
Total	**1,114**	**1,187**	**6.5%**

performance

Our business generates strong and steady cash flows. We expect to grow dividends in line with earnings, with the balance of cash retained for platform and in-fill acquisitions in the US. During the past year we spent £109 million on acquisitions, including Feist. In addition to our cash flows, we have a £200 million bank credit facility which gives us financial flexibility and was put in place partly to support future acquisition activity.

We intend to declare an interim and final dividend each financial year, in the approximate ratio one-third to two-thirds, increasing in line with underlying earnings. In the current year the interim dividend and proposed final dividend amount to 9 pence per share.

The past year has seen another set of excellent financial results, with the Group more than delivering on expectations.

Financial performance has been driven by continued sales and operational excellence, supported by the successful restructuring of the Group's finances at the time of the IPO.

UK turnover increased by 4.4% excluding discontinued products, with Yell.com showing growth of 27.1%.

UK Turnover (£m)	**2003**	**2004**	**Growth**
Printed directories	574	594	3.5%
Yell.com	20	26	27.1%
Other products	12	13	
Continuing operations	606	633	4.4%
Discontinued products	9	2	
Total UK	**615**	**635**	**3.3%**

Turnover from printed directories (Yellow Pages and Business Pages) grew 3.5% to £594 million. Our Yellow Pages directories are subject to an annual price cap of RPI-6% which had the effect of reducing our prices by 4.8% in the year.

Group revenue (£m)


774
865
1,114
1,187
2000/01
2001/02
2002/03
2003/04

UK printed directories revenue (£m)


518
541
574
594
2000/01
2001/02
2002/03
2003/04

However, we were able to achieve overall revenue growth by increasing the number of advertisers in our directories. We added over 116,300 new advertisers compared with 101,800 last year, increasing our total unique advertisers by 6.4% to 480,000. We have exceeded our target of 100,000 new customers for the fourth successive year.

UK Printed Directories	2003	2004	Growth
Advertisers	451,000	480,000	6.4%
Turnover per advertiser (£)	1,272	1,237	(2.8%)
Turnover (£m)	574	594	3.5%

Additionally, an increase in the expenditure per advertiser partially offset the impact of the price reduction. This restricted the decline in turnover per unique advertiser to 2.8%.

Yell.com grew turnover by 27.1% to £26 million with 37% growth in the number of advertisers. Turnover per advertiser reduced as we intentionally focused on bringing significant numbers of new customers onto our lower priced entry-point online services.

Discontinued products reflect the sale of Yell Data, our data-service business, and the ending of our contract with British Telecommuniations to sell advertising in its phone books product.

US turnover increased by 21.2% at a constant exchange rate, or 10.6% after taking into account the £53 million reduction in turnover which resulted from the weaker US dollar. The average exchange rate was approximately \$1.69:£1 against \$1.55:£1 in the previous year.

The effect of foreign exchange movements on turnover is offset to some extent by the fact that our US operating costs and a proportion of our interest expense are also denominated in US dollars.

Effect of weaker US dollar on results	Increase (Decrease) (£m)
Turnover	(53)
Operating costs	46
Interest	4
Adjusted profit before tax	(3)

US unique advertisers increased by 6.3% to 386,000 with average turnover per unique advertiser up 14.0% to \$2,434.

Yellow Book	2003	2004	Growth
Advertisers	363,000	386,000	6.3%
Turnover per advertiser (\$)	2,135	2,434	14.0%
Turnover (\$m)	775	940	21.2%

Same-market growth (growth of existing directories) was 9.3%, up from 6.1% last year and contributed 9.0% of the year-on-year growth. The former McLeod directories, acquired in April 2002, are now achieving same-market growth in line with the rest of Yellow Book, following the successful and rapid integration of the businesses.

In addition to same-market growth, US turnover growth included the full year effect of the McLeod and NDC acquisitions for the full year, and the launch of five new directories.

US turnover growth is analysed as follows:

US Turnover Growth (£m)	Turnover	Contribution To Growth
Last year's turnover	499	
Same-market growth	45	9.0%
New launches	11	2.2%
Acquisitions	47	9.4%
Other	3	0.6%
Turnover (constant exchange rate)	605	21.2%
Effect of weaker US dollar	(53)	(10.6%)
Total turnover	**552**	**10.6%**

Yell.com revenue (£m)


8
15
20
26
2000/01
2001/02
2002/03
2003/04

Yellow Book revenue (\$m)


331
409
775
940
2000/01
2001/02
2002/03
2003/04

The key operational earnings measure we use to manage the businesses is EBITDA, (Earnings Before Interest, Tax, Depreciation and Amortisation). We consider EBITDA, together with turnover and operating cashflow, to be the key financial measures that we use to assess the success of our people in achieving growth in the business and operational efficiencies. We have adjusted EBITDA and other operating, cashflow and profits measures presented below to exclude exceptional IPO costs and also, in 2003 only, non-recurring restructuring costs of £3.7 million as part of the integration of the former McLeod organisation in the US.

We increased group adjusted EBITDA by 11.5% to £360 million, or 15.0% at a constant exchange rate, whilst continuing to invest to grow turnover. The group adjusted EBITDA margin increased 1.3 percentage points to 30.3%, driven by strong US performance.

Group Adjusted EBITDA (£m)	**2003**	**2004**	**Growth**
UK	226	233	3.1%
US (constant exchange rate)	97	138	43.0%
Total (constant exchange rate)	323	371	15.0%
Effect of weaker US dollar	—	(11)	
Total	323	360	11.5%
Margin	**29.0%**	**30.3%**	

UK adjusted EBITDA rose 3.1% to £233 million, reflecting primarily the continued good progress of Yell.com.

UK Adjusted EBITDA (£m)	**2003**	**2004**	**Growth**
Printed directories	227	228	0.4%
Yell.com	1	5	382%
Other products	(2)	—	
Total	**226**	**233**	**3.1%**
Margin	**36.8%**	**36.7%**	

The UK adjusted EBITDA margin was 36.7%, compared to 36.8% last year. Margins on printed directories declined by 1% due to the impact of the RPI-6% price cap which caused turnover to grow more slowly than costs. This was offset by a significant improvement in Yell.com's margin.

US adjusted EBITDA was £127 million, an increase of 31.2%, or 43.0% at a constant exchange rate.

US adjusted EBITDA margin increased from 19.4% to 23.0% in the year reflecting conversion of turnover growth into bottom line profit, synergies between our East and West (McLeod) operations, and the continuing development of our directories and processes.

The overall US margin represents a blend of directories at different stages of development with those greater than four years old achieving 30% margins versus new books which broadly break-even.

Net cash inflow from operating activities, before exceptional costs and after capital expenditure, was £304 million. Following some one-off cash benefits in the previous year, cash conversion has returned to a more sustainable 84% of adjusted EBITDA.

Group Operating Cash Flow (£m)	**2003**	**2004**	**Growth**
Adjusted EBITDA	323	360	11.5%
Movements in working capital	0	(31)	
Capital expenditure	(16)	(25)	
Operating cash flow	307	304	(1.3%)
Conversion rate	**95.2%**	**84.3%**	

The increase in working capital is a factor of our strong growth. This is reflected in the build up of work in progress, as selling activity for future turnover is not immediately expensed, and an increase in debtors due to the normal time lag between recognising incremental turnover and receiving payment from our customers. We also continue to invest in capital assets such as computer systems to drive future productivity and growth.

The cash raised from the sale of shares on the IPO, together with the restructuring of the Group's financing, resulted in a decrease in net debt from £2.4 billion to £1.3 billion in July 2003. Our strong cash flows have allowed us to spend £109 million on acquisitions, fund dividends and reduce our net debt. Net debt at £1.2 billion at 31 March 2004 is 3.4 times adjusted EBITDA. With the resilience of our cash flows, this is a level of debt that we can comfortably support.

Group adjusted EBITDA (£m)


234
245
323
360
2000/01
2001/02
2002/03
2003/04

UK adjusted EBITDA (£m)


206
210
226
233
2000/01
2001/02
2002/03
2003/04

Adjusted profit before tax was £104 million, compared with a loss of £35 million last year, reflecting strong adjusted EBITDA growth and lower interest payments on our reduced debts.

Adjusted Group Profit Before Tax (£m)	**2003**	**2004**
Adjusted EBITDA	323	360
Depreciation and amortisation	(121)	(120)
Adjusted operating profit	202	240
Interest expense	(237)	(136)
Adjusted (loss) profit before tax	(35)	104

The tax charge was £44 million on our adjusted profits, compared with a credit of £9 million on the previous year's loss.

Loss after tax on a statutory basis including exceptional IPO costs was £51 million compared with a £41 million loss last year. Last year's loss also includes a non-recurring restructuring charge.

Group Earnings (£m)	**2003**	**2004**
Adjusted (loss) profit before tax	(35)	104
Tax on adjusted profit (loss)	9	(44)
Pre exceptional (loss) earnings	(26)	60
Exceptional IPO costs (net of tax)	(13)	(111)
Non-recurring restructuring costs (net of tax)	(2)	—
Loss after tax	(41)	(51)

The IPO had a significant effect on earnings per share (EPS) by lowering interest expense and increasing the number of shares in issue. To give an indication of the change in underlying earnings, and as a guide to the future, we have calculated a pro forma EPS figure before goodwill amortisation as if the IPO had occurred on 1 April 2002.

Pro Forma Group Earnings (£m)	**2003**	**2004**
Loss after tax	(41)	(51)
Effect on interest (net of tax)	73	21
Exceptional IPO costs (net of tax)	13	111
Non-recurring restructuring costs (net of tax)	2	—
Goodwill amortisation	98	97
Proforma adjusted profit after tax	145	178
Average number of shares post IPO (m)	695	695
Pro forma earnings per share	21p	26p

For further details on the Group's results please refer to the section of this report entitled 'Financial Information', which includes full financial statements and comments on International Financial Reporting Standards.

Overall, the Group has once again delivered results ahead of expectations and demonstrated its ongoing ability to achieve growth in both its UK and US markets.

Strong cash flows have supported our continued expansion in the US and the payment of a dividend to our shareholders as planned.

With the substantial ground work put in place to ensure we continue to deliver revenue growth and our solid financial position, I believe we can look forward to another successful year of generating value for all our stakeholders.



John Davis, *Chief Financial Officer*

US adjusted EBITDA ($m)


41
50
151
216
2000/01
2001/02
2002/03
2003/04

Group operating cashflow (£m)


168
186
307
304
2000/01
2001/02
2002/03
2003/04

CORPORATE SOCIAL RESPONSIBILITY

"We will develop and maintain a leading-edge approach to Corporate Social Responsibility (CSR) that will deliver maximum value to all stakeholders and further promote Yell as a world-class organisation."

CSR is an inherent part of Yell, the values we adhere to, and the business decisions we make. We do not view our responsibilities to our environment, our communities and other social stakeholders as optional. For us they are part of everyday business. They are an integral part of our key objectives and are owned by all of our people. John Condron is the Board member responsible for CSR and it is managed by a steering group throughout Yell.

In both the UK and the US our people participate in regular surveys to measure and benchmark employee satisfaction and to receive feedback on our performance. From our UK survey results published in 2004, 84% of our people would 'recommend Yell as a good place to work', and our overall Job Satisfaction Index of 76% places us at the top of high performing companies in the UK, as benchmarked by research organisation International Survey Research. In a national US survey run by Selling Power Magazine, Yellow Book was ranked fifth as one of 'The 25 Best Service Companies to Sell For'.

community

Workplace

In an increasingly competitive environment, recruiting talented people, and developing, recognising and rewarding them is critical to our future success. In FY04, we employed 8,100 people, 3,400 in the UK and 4,700 in the US. In the UK, we are recognised as an 'Investor in People' and appeared in the 2004 Sunday Times 'Top 100 Companies to Work For'.

We are an equal opportunities employer and believe that a diverse workforce is important to our business and future sustainability. Of our total workforce, 53% are female and people from ethnic minorities make up approximately 10% of our workforce. We are accredited with the UK's 'Two Ticks' symbol for our positive approach towards disabled people.

Our 'Harmony Programme' in the UK lays out our commitment to a work-life balance and we have developed a range of policies and programmes to enable people to work in a way which suits their out-of-work needs. Almost 2,000 of our people are able to work from home. As evidence of the success of the Harmony Programme, our 2004 employee satisfaction survey showed that 87% of our people believed their manager was considerate of their life outside work.

Our low employee turnover is testimony to our people's commitment. In the US, sales people turnover has reduced by an average of more than 11% in the last year. In the UK, retention of sales people of 82% and non-sales of 90% is significantly better than the UK average.


save

UK - 80% of plastic vending machine cups recycled



UK - Annual paper consumption reduced by 8.9% over the last 3 years



UK - Recycled fibre content in Yellow Pages 48.2%



Our main UK charity partner is Marie Curie Cancer Care, with whom we have worked for six years. The focus of this year's Daffodil Campaign was 'Words Worth Reading', a world-record aspiring mass poetry recital. More than 250,000 school children from across the UK simultaneously recited 'Daffodils' by William Wordsworth to coincide with its bicentenary – and raise much needed funds for a very worthwhile cause.

US - We have partnered with Earth 911, an environmental information network, to provide community-specific recycling

US - United Way works with Yellow Book to ensure donations from employees support pressing local needs



Global - 100% of virgin paper resourced from countries with sustainable forestry policies



Kirk is the mascot for the Yellow Woods Challenge, our award-winning UK schools environmental campaign. This benefits local environments, schools and the Woodland Trust. Pupils bring old Yellow Pages directories to school for recycling in return for free environmental educational materials and the opportunity to win cash prizes for the school. 915 schools and 225,000 children took on the Yellow Woods Challenge in its first year.

INVESTOR IN PEOPLE

UK - Yell is IiP registered

UK - We pride ourselves on our continuing registration to leading international standards, including ISO9001:2000, ISO14001 & OHSAS 18001 in the UK

UK - In 2003 we were awarded a Business in the Community BIG TICK for our positive impact on the environment

In both the US and the UK we are committed to the highest standards of health and safety. Throughout our UK offices we deploy a fully integrated health and safety management system that is accredited to the OHSAS 18001 safety standard. Our overall approach is managed through our Health and Safety Committee and a network of 50 health and safety representatives.

We have recently been awarded a prestigious National Safety Award 2003 by the British Safety Council, in recognition of our lower than average accident rates (1.6 per 1,000 employees), good safety plans and strong commitment to health and safety.

Community

We have a responsibility to invest in society, and our community programme forms an important part of our overall business strategy as well as reinforcing our brand values.

In the UK, our main charity partner is Marie Curie Cancer Care. In 2003 we helped raise £1.9 million for the Marie Curie Daffodil Campaign and our sponsorship has resulted in more than £2.9 million in equivalent advertising value through our public relations activity.

We launched the Yellow Woods Challenge in September 2002 working with the Woodlands Trust, the UK's leading woodland conservation charity, and local education authorities. Its aim is to encourage environmental conservation and to educate children about environmental issues. In its first year, 49 local authorities, 915 schools and more than 225,000 school children participated in the scheme and more than 340 tonnes of Yellow Pages directories were recycled.

Yell people are encouraged to participate in the community and are provided with the skills they need to carry out this work. Our people are encouraged to participate as, for example, school governors and members of education and industry partnerships.

In the UK we support other national schemes and charities, such as the Give As You Earn scheme, which allows people to make tax-free donations direct from the payroll. We encourage fundraising activities for Jeans for Genes, Children in Need and NSPCC Change for Kids as well as running pledging centres for events such as Comic Relief.

In the US we support more than 100 charities, usually through co-promotion. We are an active participant in many fundraising activities nationwide, through organisations such as the Make-a-Wish Foundation and Ronald McDonald Houses. We are also involved with United Way – an organisation that works with companies and local communities to ensure donations from employees support the most pressing local needs.

Environment

We recognise the impact our products have on the environment and are committed to managing the risks and opportunities that arise from our processes. Our activities in the UK are certified to ISO14001. In 2003 we were awarded a Business in The Community BIG TICK for our positive impact on the environment and a Green Apple Award for the Environment for the second year running.

We work hard to ensure we use a high percentage of re-cycled fibre in our printed directories. In the UK we have maximised the content for Yellow Pages at 48.2% and we are increasing the amount of re-cycled fibre in our Yellow Book directories.

All of the new paper for the production of Yellow Pages and Business Pages is sourced from sustainable forestry and our paper suppliers are registered with The Finnish Forest Certification Scheme, which is endorsed by the Pan European Forest Certification Council. In the US we are working with our suppliers to ensure they use paper sourced from sustainable forestry. We work closely with our pre-press and printing suppliers to minimise paper wastage in our directory production process and have successfully reduced wastage to very low, industry-leading levels.

UK - Yell has won the Green Apple Environment Award organised by The Green Organisation for two consecutive years

UK - In April 2002 we were proud to be awarded a Queen's Award for Enterprise: Sustainable Development

UK - In October 1999 we won the European Quality Award, recognising our philosophy of continuous improvement

In the UK we sponsor the Directory Recycling Scheme, which works directly with local authorities to encourage directory recycling. Currently 83% of councils offer directory recycling, a 60% increase from 1998. In the US, we work in partnership with Earth 911, an environmental information network, to provide community-specific recycling.

Within our UK operations we have an internal environmental policy, 'Think Again', to reduce, reuse and recycle for the benefit of the environment. We have a formal environment management system and an environmental scorecard which is reviewed bi-annually by our environmental committee and administered through a network of 50 'green' representatives across the UK. We also review the environmental performance of our suppliers during the tendering process.

Corporate Standards

We are committed to the highest standards of corporate governance and pride ourselves on providing accurate and relevant information on our activities and performance to all our stakeholders.

We aim to be a good business to do business with, setting and working to fair terms and conditions of trade with our customers and suppliers. In the UK, we work closely with nearly 30 key trade associations such as CORGI and The Institute of Plumbing as well as government agencies to promote best practice amongst reputable tradesmen.

We are registered to relevant management standards such as ISO 9001 and Tick-It. We are also members of relevant industry associations such as the Directory Publishers Association (UK), the European Association of Directory Publishers and the Association of Directory Publishers (US). We are also members of Business in the Community and the London Benchmarking Group.

For further information on our Corporate Governance, please see pages 25 to 27.

UK - We sponsor the directory recycling scheme working, with local authorities to encourage directory recycling.



Board & Governance Reports

THE BOARD

Robert Scott *Chairman*

Bob Scott (aged 62) is currently a non-executive director of The Royal Bank of Scotland Group plc, and its subsidiary companies, Royal Bank of Scotland plc and National Westminster Bank plc, as well as Jardine Lloyd Thompson Group plc, Focus Wickes Group Ltd. and Swiss Reinsurance Company Zurich. Bob retired as group chief executive of CGNU plc in 2001, having previously held the same position with CGU plc and General Accident plc, where he had been director since 1992. He was also chairman of the Association of British Insurers in 2000-2001, having been a board member for four years and a member of the President's Committee of the CBI from 1998-2000.

John Condron *Chief Executive Officer*

John Condron (aged 54) was previously the Managing Director of the Group, when it was a division of BT. He continued as CEO of the Group on its sale by BT in 2001.

He started working for BT in 1973 in the International Finance Division. He became Strategy Manager for BT's White Pages Division in 1978 before joining Yell in 1980 as New Product Development Manager. In 1987, John became the Marketing and Sales Controller and, in 1992, he assumed the additional responsibility of Managing Director of Yellow Pages Sales Limited. In January 1994, he was appointed as the Managing Director of the Yellow Pages Group.

John is a member of the UK Government's Advisory Committee on Advertising. He received an honours degree in Economics from Queen's University in Belfast.

John Davis *Chief Financial Officer*

Before joining Yell as CFO in September 2000, John Davis (aged 42) was Group Finance Director at Yahoo! Europe. Prior to that, he worked for Pearson plc from 1997 to 2000 as Chief Financial Officer for their US operations, and as a board director of Pearson Inc. He subsequently became Finance Director of the Financial Times Group Limited.

He began his career at Price Waterhouse, where he qualified as a Chartered Accountant. From 1989 to 1997, he held a variety of positions at EMAP plc, including Director of Corporate Finance / Treasury and Finance Director of EMAP Radio.

John received a degree in Accounting from the University of Kent and a master's degree from the Stanford Graduate School of Business.

Charles Carey

Charles Carey (aged 50) is currently a consultant and member of the board of directors of News Corporation, Inc. Until January 2002, he had served as co-chief operating officer of News Corporation and the Fox Entertainment Group, Inc., and president and chief executive officer of Sky Global Networks, Inc.

Charles has been appointed president and chief executive officer of Hughes Electronics Corporation and will assume this role upon the completion of News Corporation's acquisition of a 34% interest in Hughes Electronics.

He joined News Corporation, Inc. and The Fox Entertainment Group, Inc. in 1988, and served in numerous roles including executive vice president of Fox, Inc. from 1992 to 1994, chairman and chief executive officer of the Fox Television Group from 1994 to 2000 and co-chief operating officer of News Corporation, Inc, British Sky Broadcasting Group and Sky Italia from 1996.

Prior to joining News Corporation, Inc., Charles was employed at Columbia Pictures in various senior capacities from 1981 to 1987. He is also a member of the board of directors of Gateway, Inc.

John Coghlan

John Coghlan (aged 46) is currently deputy chief executive and group finance director of Exel plc. Prior to joining Exel/Ocean Group plc in 1995, he qualified as a chartered accountant in 1982 and worked for Arthur Andersen for eight years before joining Tomkins plc, where he spent seven years in various financial roles.

Joachim Eberhardt

Joachim Eberhardt (aged 40) is currently the Executive Vice President of Global Sales, Marketing and Service for DaimlerChrysler Motors LLC in the US. Until 1 June 2003 he was President & CEO of DaimlerChrysler UK Limited, a position he held since November 1999.

He is currently a non-executive director of a number of DaimlerChrysler owned subsidiaries, including DaimlerChrysler Services UK Limited and Evobus UK Ltd. Joachim holds a Masters of Arts degree from the Academy for Administration and Economics in Stuttgart, Germany and an MBA from New York University Stern School of Business.

Lyndon Lea

Lyndon Lea (aged 35) is a partner of Hicks Muse, where he has been since 1998. Lyndon currently serves on the boards of Premier Foods plc, and various Cayman limited companies which wholly own Aster City Cable, Weetabix Limited, Eurotax Glass's Holdings Limited and Burton's Foods Limited.

Prior to joining Hicks Muse, he served at Glenisla, which was then the European affiliate of Kohlberg Kravis Roberts & Co. He previously served in the investment banking division of Schroders in London and in the mergers and acquisitions department of Goldman Sachs in New York.

Lyndon received his BA Honours in Business Administration from the University of Western Ontario, Canada.

Lord Powell of Bayswater

Lord Powell (aged 63) is currently UK chairman of Moet Hennessy-Louis Vuitton and chairman of Sagitta Asset Management Limited. Lord Powell is also a director of, amongst others, Matheson & Co, Textron Corporation, Caterpillar Inc, Mandarin Oriental Hotel Group, LVMH, Schindler Holdings and British Mediterranean Airways.

Lord Powell is also a member of a number of advisory boards and a trustee of a number of not-for-profit organisations.

CORPORATE GOVERNANCE

Yell is committed to the highest standards of corporate governance. Following the IPO, a Corporate Governance Steering Group was established under the chairmanship of the Company Secretary. This group, comprising senior executives from across our business, is responsible for reviewing Yell's compliance with corporate governance best practice and for designing and implementing policies and procedures to ensure our continuing compliance.

The Combined Code

A new version of the Combined Code was published in July 2003 (the "2003 Code"). The 2003 Code applies to reporting years commencing after 1 November 2003. The Board is fully aware of the provisions of the 2003 Code and is committed to its full implementation.

The 1998 version of the Combined Code (the "1998 Code") applied to the year ended 31 March 2004. Save where detailed below, Yell complied with the 1998 Code throughout that period.

The Board of Directors

The Board comprises two executive directors and six non-executive directors.

The executive directors are John Condron (Chief Executive Officer) and John Davis (Chief Financial Officer).

Four out of the six non-executive directors are independent (as defined under both the 1998 Code and the 2003 Code). The Chairman, Bob Scott, was independent upon his appointment. The Board has determined that Lyndon Lea is to be deemed non-independent due to his partnership in Hicks Muse, the private equity firm which, until January 2004, held a significant shareholding in Yell.

The Board has not, to date, appointed a Senior Independent Director. All non-executive directors are available to shareholders who wish to raise issues that cannot be addressed with the Chairman or either of the two executive directors. The Board will re-consider the appointment of a Senior Independent Director during the current financial year.

Details of the executive directors' service contracts and the non-executive directors' letters of appointment can be found in the report of the Remuneration Committee at page 35.

Yell's Articles of Association require one third of the Board to retire by rotation at the Annual General Meeting. At this year's Annual General Meeting, being our first since the IPO, all directors will stand for re-election.

Brief biographies of all directors appear on page 24.

Operation of the Board

The Board is the principal decision-making forum for Yell. It has overall responsibility for leading and controlling the Company and is accountable to shareholders for financial and operational performance. The Board approves Group strategy and monitors performance.

The Board recognises the division in responsibility between the Chairman (who runs the Board) and the Chief Executive Officer (who runs our business). The Board, which meets at least six times a year, has agreed a schedule identifying the matters reserved for its decision. This schedule, which is in writing, also delineates the extent of the various delegated authorities granted by the Board.

All directors have access to the services of the Company Secretary, Howard Rubenstein, who acts as secretary to all of the Board committees. The directors may take independent professional advice at the expense of Yell in furtherance of their duties.

The Company Secretary works with the Chairman to ensure that all directors receive sufficient information, on a timely basis, to enable the Board to run efficiently. The Company Secretary has been asked to develop a formal induction and on-going training process for all directors and this will be rolled out during the current financial year.

Following the one year anniversary of Yell's IPO, July 2004, the Board will conduct an evaluation of its overall effectiveness during the previous year.

Board Committees

The following committees have been established under the overall direction of the Board. Each committee has written terms of reference. The chairmanship, membership and terms of reference of each committee will be reviewed on an annual basis. These committees and terms of reference were established at the time of the IPO and their composition and terms of reference will be adjusted during the coming year to bring them into compliance with the 2003 Code.

Audit Committee

The Audit Committee is chaired by John Coghlan and throughout the year the other members were Bob Scott and Joachim Eberhardt. It meets at least four times a year.

The committee assists the Board in fulfilling its duties regarding the reporting of financial and non-financial information to shareholders. On behalf of the Board, it is also responsible for the effectiveness of our systems of internal control, the management of risk and the audit process. The external auditors and Yell's Head of Risk and Internal Audit attend all meetings.

The Board formally reviewed the effectiveness of the systems of internal control during the last financial year.

The Audit Committee also reviews the independence and objectivity of our external auditors. The nature of non-audit work which may be undertaken by our auditors has been defined and financial limits on the amount of this work have been established. Regular updates are prepared for the Audit Committee on the nature and extent of non-audit services provided by our auditors. The auditors are also required to confirm their independence at least annually.

Remuneration Committee

The Remuneration Committee is chaired by Joachim Eberhardt. Throughout the year ended 31 March 2004, Charles Carey was the other member of the committee.

The report of the Remuneration Committee appears on pages 30-38.

Nomination Committee

The Nomination Committee is chaired by Lyndon Lea and, throughout the year ended 31 March 2004, its other members were Charles Carey, John Coghlan and John Condron. The responsibilities of the committee, which will meet at least once a year, include consideration of the size, structure and composition of the Board, the retirement and/or appointment of directors and ensuring that the Board has the right blend of skills and experience.

Internal Control

The directors have overall responsibility for establishing and maintaining the systems of internal control and risk management and for reviewing their effectiveness. These systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and to provide reasonable but not absolute assurance against material misstatement or loss.

An ongoing process for identifying, evaluating and managing the significant risks faced by Yell has been established. A detailed risk assessment is prepared by our Head of Risk, covering operational, financial and strategic risks. This identifies the nature and extent of risks facing the company, the likelihood of the risks concerned materialising and appropriate mitigation plans. This risk assessment is reviewed by senior management and the Audit Committee.

In addition, each area of the business carries out its own risk assessment of its operations and ensures that key risks to the achievement of business objectives are identified and monitored. The Audit Committee approves an annual audit plan prepared by the Head of Risk which is designed to ensure that our internal audit activities are focused on priority areas. The internal audit work provides assurance as to the effectiveness of Yell's systems of internal control and risk management to the senior management and to the Audit Committee.

The Head of Risk meets with the Audit Committee on a regular basis and at least once a year in private. Regular reports are made to the Audit Committee from across a variety of other functions, such as Legal, and Finance. Any significant findings or identified risks are closely examined so that appropriate action can be taken. These processes have been in place throughout the year and up to the date of approval of the annual report and accounts.

Sarbanes-Oxley Act of 2002

Yell Finance BV, a wholly owned subsidiary of Yell Group plc, has registered debt in the USA. It is required to provide quarterly financial reports to the US Securities and Exchange Commission and, further, it is subject to the requirements of the Sarbanes-Oxley Act of 2002.

Relations with Shareholders

Yell is committed to ongoing communications with its shareholder base. This is achieved through regular dialogue throughout the year with our institutional investors and by the publication of press releases and our interim report. Our Annual General Meeting presents shareholders with the opportunity to ask questions of the Board.

DIRECTORS' REPORT

The directors have pleasure in presenting the report and accounts of Yell Group plc (the "Company") for the year ending 31 March 2004.

Overview and Principal Activities

The Company is the leading provider of classified directory advertising and associated products and services in the UK and the leading independent provider of classified directory advertising in the US.

Share Capital History

Full details of the movements in the authorised and issued share capital of the Company during the year are provided in note 20 to the financial statements on page 74.

Major Shareholders

At 17 May 2004, the most recent practicable date, the Company had received notification from the following entities under Part VI of the Companies Act 1985, showing a material interest of 3% or more in the Company's shares.

Shareholder	No. of Shares	Percentage of issued ordinary share capital
FMR Corp and Fidelity International Limited and their subsidiaries	96,527,675	13.83
Merrill Lynch & Co., Inc	76,119,750	10.91
Aviva plc and its subsidiaries	37,955,803	5.44
The Goldman Sachs Group	34,730,286	4.98
Standard Life Group	28,286,360	4.05
Franklin Resources, Inc	28,195,645	4.04
Legal & General Group plc	27,180,778	3.89
Scottish Widows Investment Partnership Limited	21,332,278	3.06

Review of business and future developments

A review of the performance for the period and the expected future developments is given in the operating and financial review at pages 40-51.

Results and dividends

The Group's pre-tax loss for the year ending 31 March 2004 was £44.1 million (2003 – £53.2 million loss) after charging interest and amortisation. Excluding the effect of the exceptional items, the net profit for the 2004 financial year would have been £104.4 million compared to a net loss of £38.2 million in the 2003 financial year.

An interim dividend of 3p per Ordinary share was paid on 21 December 2003. The directors propose a final dividend of 6p to be paid on 20 August 2004 to shareholders on the register at 23 July 2004, subject to approval at the AGM on 13 July 2004.

Directors and their interests

The directors of the Company are listed on page 24. The directors' emoluments are disclosed on page 36.

The beneficial interests of the directors and their immediate family in the Company's issued share capital is given on page 38.

Charitable and Political Donations

During the past financial year, the Company made charitable donations totalling just over £700,000 which support various community related charities and projects. No political donations were made during the year.

Employees

Applications for employment by disabled people

Yell has a Recruitment and Selection Policy that states that we are committed to the employment of people with disabilities. Moreover, we guarantee an interview to people with disabilities who meet the minimum selection criteria for any vacancy. Yell UK is registered as a Two Tick employer as it satisfies the UK government's criteria on the employment of people with disabilities.

Policy on arrangements for able bodied staff who develop disabilities

Our Equal Opportunities Policy contains a code of good practice on disability which states that an individual who becomes disabled whilst in employment will receive support to ensure, wherever possible, they are able to continue in their role. This will involve whatever reasonable adjustments can be made in consultation with the individual.

Alternatively, again in consultation with the individual, other positions will be considered where the individual's skills and abilities match the requirements of the role, again, making reasonable adjustments where appropriate.

Policy on training/career development of disabled people

We will ensure that training and career development is equally available to people with disabilities, tailored where practicable for their specific needs.

Information provision

We provide information to our people on many topics, including financial performance, through a number of different communication vehicles including our intranet, various printed publications and live briefings.

Where we have specific plans for change, a consultation mechanism is built into the change process.

Approach to share ownership

We actively encourage our people to share in the future of Yell. An employee 'ShareSave' scheme operates in the UK and a similar plan operates for our people in the USA.

Policy and practice on payment of creditors

It is Yell's policy to use its purchasing power fairly and to pay promptly and as agreed. The Group has a variety of payment terms with suppliers. Payment terms for purchases under major contracts are settled as part of the contract negotiations.

It is the Group's policy to make payments for other purchases within 30 days following the end of the month in which a correct and valid invoice is received.

At 31 March 2004 trade creditors represented 21 days of purchases. The company has no significant trade creditors.

Auditors

A resolution to re-appoint PricewaterhouseCoopers LLP as auditors will be proposed at the Annual General Meeting.

Annual General Meeting

The Notice of the Annual General Meeting to be held on 13 July 2004 (together with explanatory notes) appears on page 95.

on behalf of the Board

Howard Rubenstein
Company Secretary

26 May 2004

REMUNERATION REPORT

The Remuneration Committee

Within agreed terms of reference the Remuneration Committee (the "Committee") has responsibility for making recommendations to the Board of Yell Group plc (the "Company") on the policy for the remuneration of executive directors and for reviewing the performance of these individuals.

The Committee is chaired by Joachim Eberhardt and its other member is Charles Carey. The Company will appoint a third member of the Committee during the current year. Both members of the Committee are independent non-executive directors of the Company.

The Chief Executive Officer is invited to attend Committee meetings, except when his remuneration is being discussed.

The Committee met on three occasions during the year ended 31 March 2004.

The Committee received advice from the Chief Executive Officer and Head of Human Resources. The Committee also appointed and received advice from Deloitte & Touche LLP in respect of remuneration policy, market practice and corporate governance for senior management and other employees. Tax and internal audit services were also received from Deloitte & Touche LLP by the Company during the year.

Development of remuneration policy

Over the last year the Committee has focused on the development of the Company's remuneration policy to ensure that it supports the organisation's corporate objectives and business needs and fully meets the challenges and expectations associated with the Company moving from being a private to a listed entity. The Committee believes that a robust incentive and reward framework will achieve this. The transition from private company to public company is an ongoing process and the Committee is therefore committed to the development of the Company's remuneration policy over time in consultation with shareholders and institutional investors where appropriate.

Remuneration principles have been adopted to promote and underpin an environment of entrepreneurial leadership which supports the Company's core values of inclusion, teamwork and fairness, as well as the Company's objective of sustained growth.

The Committee believes that the best way to create and maintain this environment and enable the Company to achieve its potential is by attracting and retaining high quality people and providing them with a competitive overall remuneration package with clear targeted incentives which enable them to be amongst the best paid people in the marketplace if they and the Company deliver outstanding results.

Performance graph

The following graph sets out the performance of the Company relative to the FTSE 100 index, of which the Company has been a constituent since September 2003.

The performance graph has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 and is *not an indication of the likely vesting of awards granted under any of the Company's incentive plans.*



Yell Group Total Shareholder Return
since IPO (15th July 2003) plotted against the FTSE 100
— Yell Group
--- FTSE 100
Rebased TSR - one month (23 working day) rolling average
140
120
100
80
60
40
20
0
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Apr 04

Remuneration policy

The remuneration policy developed by the Committee is designed to provide a cohesive framework which maximises the achievement of individual and Company potential through targeted, results-driven reward and incentives which pay for performance at the executive director and senior management level and also throughout the organisation. The design criteria for the remuneration policy adopted were the following key principles:

- Simplicity and coherence;
- Fairness of rewards against comparable companies;
- Reward alignment between the UK and USA;
- Alignment of executive interests with the interests of shareholders;
- Variable award based on local profit and share price growth;
- Encouraging all-employee share ownership; and
- Effecting a cultural shift from being a privately held public company to a listed public company.

During the course of 2003 and 2004 the Committee has been reviewing the remuneration framework to ensure that the Company is able to recruit and retain key talent as well as position salaries and incentive potential at a level that reflects the Committee's policy of measuring and rewarding superior performance against the Company's objectives. Through the application of this policy the Committee believes that it will best help the Company to achieve its growth potential and align the interests of executive directors and other employees with those of shareholders and the Company.

The Committee has adopted a "tiered" approach to remuneration which encompasses all employees including executive directors within the same policy framework. This approach emphasises the importance to the Company of the team at all levels within the organisation and highlights the Committee's determination to reward all employees fairly and consistently and to encourage and promote employee share ownership.

Under the Company's remuneration policy, total remuneration is broadly based on the market median for on target performance, with the potential for upper quartile remuneration for superior performance. The vehicle for delivering medium and long term incentives at each level within the organisation differs to accommodate the specific issues, desired behaviours and performance drivers for the different groups of employees as illustrated in the diagram below:


Target population
Executive Options
Executive Directors and Senior Executive Group
Yell Group Capital Accumulation Plan
Management Group
UK Share & US Stock Purchase Plan
All Employees
Annual Bonus Plan
All Employees

To facilitate the implementation of the remuneration policy, the following share plans were adopted by Yell at the time of IPO, all of which were fully disclosed in the listing particulars relating to the IPO:

- The Yell Group plc Sharesave Plan (the "Sharesave");
- The Yell Group plc Share Incentive Plan (the "SIP");
- The Yell Group plc Executive Share Option Scheme (the "UK Option Scheme");
- The Yell Group plc Long Term Incentive Plan (the "LTIP");
- The Yell Group plc 2003 US Equity Incentive Plan (the "US EIP"); and
- The Yell Group plc 2003 Employee Stock Purchase Plan (the "US ESPP").

To date the Company has not made awards under the SIP or LTIP, although the Committee will consider the use of these plans in the future to support the overall remuneration policy.

Awards have been made under all other share plans during the year (see pages 83-85). All plans incorporate dilution limits consistent with the guidelines provided by the Association of British Insurers (the "ABI"), the National Association of Pension Funds and other shareholder representative bodies. In addition, the Company discussed the above plans with the ABI in advance of the IPO.

During the year the Committee identified a need to introduce a plan aimed specifically at the retention of key talent within the organisation and as a result the Yell Group plc Capital Accumulation Plan ("CAP") was adopted. This is a medium to long-term share based retention plan, participation in which is linked to individuals' potential as recognised in the annual "talent review". Executive directors are not eligible to participate in this plan. The CAP operates over market purchased shares to conserve the availability of newly issued shares.

Description of Share Schemes

(a) The Yell Group plc Sharesave Plan

The Yell Group plc Sharesave Plan (the "Sharesave") was established in July 2003. Eligible employees who wish to participate must enter into a savings contract for a period of three or five years under which they will contribute payments of between £5 and £250 per month, and a bonus is added at the end of three, five or seven years. In conjunction with the savings contract, an eligible employee is granted an option to subscribe for Ordinary shares of the Company out of the repayment made under that contract at the end of three, five or seven years. The exercise price of any option will not be manifestly less than 80% of the market value of the Ordinary shares at the date of grant. The Sharesave is Inland Revenue approved and therefore no charge has been recorded to the profit and loss account in accordance with the exemption available under UITF 17. During the year ended 31 March 2004 3,579,347 options were granted at an exercise price of £2.60 and 113,065 of these had lapsed by the end of the year.

(b) The Yell Group plc Share Incentive Plan

The Yell Group plc Share Incentive Plan (the "SIP") was established in July 2003. The SIP has been approved by the Inland Revenue. The Board has sole discretion to determine who may receive awards under the SIP. The Board also has the discretion to offer awards with any combination of the following three features in any tax year, subject to applicable statutory limits:

- free shares;
- partnership shares;
- matching shares.

An objective performance condition must be satisfied before an option can be exercised. Free shares will be subject to a minimum holding period of no less than 3 years and no more than 5 years, after the free shares are awarded.

No awards were granted under the SIP as at 31 March 2004.

(c) The Yell Group plc Executive Share Option Scheme

The Yell Group plc Executive Share Option Scheme (the "UK Option Scheme") was established in July 2003, and contains an unapproved section and a section approved by the Inland Revenue. The price per Ordinary share at which options will be exercised will be not less than the market value of the Ordinary shares at the date of grant. Options will normally be granted within a period of 42 days commencing on the day after the date on which the Group releases its quarterly, half-yearly or final results for any financial period. In most circumstances an objective performance condition must be satisfied before an option can be exercised. Normally options may only be exercised three years after their initial date of grant with, where appropriate, one re-test of the performance condition at the end of the fourth year. The option life under this plan is ten years from the date of grant. During the year ended 31 March 2004 3,319,043 options were granted at an average price of £2.91.

(d) The Yell Group plc Long-Term Incentive Plan

The Yell Group plc Long Term Incentive Plan (the "LTIP") was established in July 2003 and is not intended to be approved by the Inland Revenue. The Board has sole discretion to determine which executives are granted awards under the LTIP. The price per Ordinary share at which options will be exercised will be £1.00 in aggregate. Options will normally be granted within a period of 42 days commencing the day after the date on which the Group releases its quarterly, half yearly or final results for any financial period. Normally options may only be exercised three years after their initial date of grant. The option life under this plan is ten years from the date of grant. No options were granted under the LTIP as at 31 March 2004.

(e) The Yell Group plc 2003 US Equity Incentive Plan

The Yell Group plc 2003 US Equity Incentive Plan (the "US EIP") was established in July 2003. It allows the Company to issue both non-qualified and incentive stock options and Ordinary shares. The Board has sole discretion to determine who may receive awards under the US EIP and any performance conditions. The exercise price for incentive stock options will not be less than 100% of the fair market value of the Ordinary shares on the date of grant. The option life under this plan is ten years from the date of grant. Stock awards may be made to officers or employees, and the purchase price, if any, is as established by the Company. During the year ended 31 March 2004 4,610,281 options were granted at an average exercise price of £2.93.

(f) The Yell Group plc 2003 Employee Stock Purchase Plan

The Yell Group plc 2003 Employee Stock Purchase Plan (the "US ESPP") was established in July 2003. Eligible employees are entitled to purchase Ordinary shares at the lower of 85% of the fair market value of the Ordinary shares on the date the Ordinary shares are offered and 85% of the fair market value of the Ordinary shares on the date ending the offer period when the Ordinary shares are purchased by the employee. All Ordinary shares must be purchased through the savings accumulated during an offer period through payroll deductions. Based on the value at date of offer, 984,617 options were issued in November 2003.

(g) The Capital Accumulation Plan

The Yell Group plc Capital Accumulation Plan ("CAP") was established in February 2004. It allows the Company to award Ordinary shares to employees which vest three years from the date of grant. There are no performance criteria attached to the vesting of these shares, which are awarded to employees whom the Company wishes to retain as key talent within the organisation. 1,774,327 Ordinary shares were issued under this plan to employees in March 2004.

Summary of individual elements of executive directors' remuneration

Executive directors' total remuneration comprises short, medium and long term incentives in the form of salary, annual bonus, share options and pension benefits.

The aim of the Committee is to ensure that executive directors' remuneration reflects the principles of the policy outlined above.

The benefit derived from the various elements of remuneration, excluding salary and pensions, is subject to the achievement of predetermined performance targets. The Committee considers there to be an appropriate balance between fixed and variable remuneration.

Base salary

Base salaries are set taking account of the individual role, responsibility, experience and long term contribution.

Annual bonus

Each executive director is eligible to receive a bonus subject to the achievement of performance targets. The performance targets are set by the Committee each year having regard to the business plan. For 2003/04 the Committee determined that performance will be measured based upon achievement of the Group's revenue, profit and cash generation targets.

The Annual Bonus Plans for sales and non-sales staff operate on the same principles.

Share options

The executive directors and other key UK senior managers of the Company participate in the UK Option Scheme. Key US senior managers participate in the US EIP. Options are granted under both plans with an exercise price at least equal to the market value of the underlying shares at the date of grant.

On IPO, the executive directors were each granted an exceptional award of share options under the UK Option Scheme equal to five times their respective annual salaries.

Options granted over three times the executive directors' salary are only exercisable if the adjusted Earnings per Share ("EPS") of the Company, taken over an initial three year period, is equal to or exceeds the cumulative increase in the Retail Price Index ("RPI") plus 3% per annum at the end of such three year period. If this performance condition is not met over the fixed three year period, it may be tested at the end of the fourth year (such test period having the same start date). If the performance condition is not met at the end of the fourth year the option lapses.

The remaining options are only exercisable if the Company's Total Shareholder Return ("TSR") at the end of the three year period exceeds the growth in the TSR for companies making up the FTSE 100 at the date of the IPO. If the Company's TSR at the end of the three year period is below the 50th position of the FTSE 100, no options are exercisable. At the 50th position, 25% of the options become exercisable, rising on a straight line basis to 100% at the 25th position. If the performance condition is not met at the end of the third year the option lapses.

The Committee determined that these conditions most appropriately focused executive directors on increasing the Company's earnings and shareholder return and therefore helped to align the interests of the executive directors with both shareholders and the Company.

The executive directors and other senior managers were also granted options under the Yell Group Limited Senior Manager Incentive Plan. These options were granted prior to the IPO and became immediately exercisable on the date of admission and are not subject to any performance conditions although a proportion of the underlying shares are subject to a twelve month sale restriction.

Further details of options granted to executive directors under the UK Option Scheme and other plans are provided on page 37.

The executive directors were not granted any further options during the financial year, although it is the Committee's intention that annual awards of long-term incentives will be made in future years.

Options were granted to other key senior managers under the UK Option Scheme and the US EIP. The Committee has determined, on the recommendation of the Chief Executive Officer, that grants made to key senior managers both in the UK and the US should be subject to the same EPS performance condition as described above. The Committee determined that this performance condition reflects current practice within the UK and is appropriate for the international group.

Although to date the Committee has not needed to assess whether performance conditions have been satisfied, the Committee has determined that it will exercise its judgement and discretion to make adjustments to EPS only for significant items and only where the adjustment is made for the purpose of ensuring that the performance measured is equitable to both participants and shareholders. Where the Committee exercises such discretion and judgement in the future it will outline the reason and basis for its decision to shareholders in the Directors' Remuneration Report for the relevant year.

Pension

Both the Chief Executive Officer and the Chief Financial Officer participate in the Yell Pension Plan, which is an Inland Revenue approved plan. Under the terms of the applicable Yell Pension Plan, both executive directors will receive retirement benefits on a defined benefit basis.

The Chief Executive Officer is not subject to the Inland Revenue earnings cap for pension purposes (due to his prior membership of the BT Pension Scheme) and is entitled to an enhancement of his pensionable service under the Yell Pension Plan (by reference to the BT Pension Scheme) which will continue until 13 November 2009. Under the terms of this enhancement, since 1 July 1996, the Chief Executive Officer has been granted an additional 71 days of pensionable service for each actual year of pensionable service in the BT Pension Scheme or the Yell Pension Plan. The effect of the enhancement is that if he remains a member of the Yell Pension Plan until his normal retirement date, the Chief Executive Officer's forecasted total pensionable service at age 60 will be 40 years.

The Chief Financial Officer is contractually entitled to a pension based on uncapped pensionable salary for each year of service under the Yell Pension Plan. As he is subject to the earnings cap, the excess over the approved benefit conferred under the Chief Financial Officer's contractual arrangement is currently being provided on an unfunded basis.

Further details of the pension benefits earned by executive directors can be found on page 37.

Other remuneration

The executive directors also participate in the Sharesave.

The executive directors also receive a number of other benefits including life assurance, private health cover, long-term disability insurance, the provision of a car, telecommunications services, health club membership and an allowance for personal tax and financial advice.

In addition, the executive directors receive reimbursement from the Company for reasonable expenses incurred in the carrying out of their duties.

The cash value of the benefits received by the executive directors in the financial year is shown on page 37.

Service Contracts

Executive directors

The executive directors entered into service contracts which took effect from 15 July 2003. The service contracts for both executive directors are for a rolling twelve month period, in line with the Company's policy on executive directors' service contracts.

The key terms of the executive directors' service contracts are as follows:

Term	*Detail*
Notice period (on termination by the Company or the director)	12 calendar months
Termination payments	Payment if the notice period is served: Pro-rata bonus based on greater of on-target performance and projected performance determined by the Board Payment if employment is terminated by the Company without notice and without cause: 95% of annual salary, benefits, pension contributions and on target bonus plus all conditional awards of shares and share options vest immediately on termination

REMUNERATION REPORT CONTINUED

Non-executive directors

Non-executive directors each have a letter of appointment which sets out details of their appointments. The initial period of appointments determined by the letters of appointment vary in length from one to three years with a notice period of three months if the appointment is terminated by the director or the Company. As required by its Articles of Association, the Company also has a policy of periodic re-election of directors.

The following table shows the details of individual non-executive directors' letters of appointment:

Director	Start date of current appointment
Robert Scott	1 July 2003
Charles Carey	1 July 2003
John Coghlan	1 July 2003
Joachim Eberhardt	1 July 2003
Lyndon Lea	1 July 2003
Lord Powell of Bayswater	1 July 2003

Non-Executive Directors' Remuneration

The Company endeavours to pay non-executive directors' fees that reflect a market competitive rate.

All the non-executive directors with the exception of Bob Scott receive fees for their services of £50,000 per annum. Bob Scott receives fees for his services as a non-executive director and as the Company's Chairman of £150,000 per annum. In addition, a further fee of £10,000 per annum is payable to each non-executive director for chairing committees and £5,000 per annum is payable for membership of committees.

Non-executive directors are not eligible to participate in the Company's share plans and the Company does not make any benefits available to them under other employee benefit arrangements or make any contributions to their personal pension plans.

Audited Information

Remuneration for the year ended 31 March 2004

The remuneration of the directors for the year ended 31 March 2004 was as follows:

	Salary/Fees		Performance-related bonus		Other benefits (a)		Share benefits (b)		Total	
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
EXECUTIVE DIRECTORS										
John Condron	485	550	485	550	27	47	—	—	997	1,147
John Davis	310	340	310	340	21	22	—	—	641	702
NON-EXECUTIVE DIRECTORS										
Robert Scott	38	129	—	—	—	—	—	150	38	279
Charles Carey	38	57	—	—	—	—	—	150	38	207
John Coghlan	39	64	—	—	—	—	—	75	39	139
Joachim Eberhardt	38	63	—	—	—	—	—	75	38	138
Lyndon Lea (c)	—	45	—	—	—	—	—	—	—	45
Lord Powell of Bayswater	44	50	—	—	—	—	—	75	44	125

(a) Executive directors' benefits mainly comprise car allowance, life assurance, private health cover, long-term disability insurance, telecommunications services, health club membership and allowances for personal tax and financial advice.

(b) Under an arrangement pre-dating the IPO, non-executive directors subscribed for shares in Yell Group plc at the date of the IPO at a discount to market value. 105,263 ordinary shares were issued for £150,000 to each of Charles Carey and Robert Scott, 52,632 ordinary shares were issued for £75,000 to each of Joachim Eberhardt, John Coghlan, and Lord Powell. Gains made on exercise of share options by John Condron and John Davis are detailed on page 37.

(c) Lyndon Lea provided non-executive director services to the Company until 7 January 2004 via Hicks Muse where he is a partner. His fees for the year to 7 January 2004 were therefore paid to Hicks Muse rather than to Mr Lea directly. From 8 January 2004 Mr Lea's fees have been paid to him directly.

Retirement benefits

	Accrued benefit at 31 March 2003	Accrued benefit at 31 March 2004	Change in accrued benefit during the year	Transfer value at 31 March 2003	Transfer value at 31 March 2004	Change in transfer value during the year [c]	Change in accrued benefit net of inflation	Transfer value of change in accrued benefit [c]
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
John Condron[a]	779	915	136	2,923	3,647	691	116	426
John Davis[b]	17	27	10	119	207	73	10	54

(a) John Condron is a member of Section 2 of the Yell Pension Plan and under that Section accrues a pension of 1/80th and cash of 3/80ths of his Final Pensionable Earnings for each year of Pensionable Service.

(b) John Davis is a member of both Sections 1 and 3 of the Yell Pension Plan and under each Section accrues a pension of 1/60th of his Final Pensionable Earnings up to the Earnings Cap for each year of Pensionable Service (total accrual of 1/30th each year). Mr Davis has an unfunded unapproved pension promise which increases his overall entitlement to 1/45th of his Pension Scheme Salary for each complete year of Pensionable Service and in proportion for a part year. To determine the transfer value of the unapproved pension we have used the standard cash equivalent transfer basis adopted by the Yell Pension Plan.

(c) Net of member contributions.

Share options

The information summarised in the table below shows the directors' share options under the Yell Group Limited Senior Manager Incentive Plan, the UK Option Scheme and the Sharesave. The Sharesave is an Inland Revenue approved share option plan which allows shares to be acquired at a discount. The Yell Group Ltd Senior Manager Incentive Plan is unapproved and the UK Option Scheme has both an approved and unapproved section. No other directors have share options under these, or any other, share option plans operated by the Company.

	Type of option	At 31 March 2003 (number)	Granted (number)	Exercised (number)	At 31 March 2004 (number)	Exercise Price	Market price at date of exercise	Date from which first exercisable	Date of expiry
John Condron	SMIP	—	1,089,217	499,455	589,762	0.365p	285p	15 July 2003	14 July 2013
	EXEC	—	964,912	—	964,912	285p	—	15 July 2006	14 July 2013
	SAYE	—	3,548	—	3,548	260p	—	1 November 2006	1 May 2007
John Davis	SMIP	—	453,840	453,840	—	0.365p	285p	15 July 2003	14 July 2013
	EXEC	—	596,491	—	596,491	285p	—	15 July 2006	14 July 2013
	SAYE	—	6,096	—	6,096	260p	—	1 November 2008	1 May 2009

The closing market price of an ordinary share on 31 March 2004 was 322p. During the year the highest and lowest market prices were 340p and 275p respectively.

SMIP = Yell Group Limited Senior Manager Incentive Plan. Options were granted and became exercisable on admission of the Company's shares to the London Stock Exchange on 15 July 2003. The options are not subject to performance conditions but a proportion of the underlying shares are subject to a sale restriction until 15 July 2004.

EXEC = Yell Group plc Executive Share Option Scheme. Options granted over shares with a value of three times salary will only be exercisable if the adjusted EPS over an initial three year period is at least equal to RPI + 3% per annum at the end of the period. If the target is not met it may be retested at the end of the fourth year. Options granted over shares with a value of two times salary will only be exercisable if the Company's total shareholder return at the end of a three year period exceeds the growth in the total shareholder return of the companies making up the FTSE 100 (as at the date of the IPO). Options will be exercisable in full if the growth in the Company's total shareholder return would put the Company at the 25th position or higher (taken from the top) of the FTSE 100. The proportion of options which may be exercised will be reduced on a straight-line basis to the 50th position of the FTSE 100, at which point 25% of the options may be exercised. If the Company's total shareholder return at the end of the three year period would place the Company below the 50th position, no options will be exercisable.

SAYE = Yell Group plc Sharesave Plan.

REMUNERATION REPORT CONTINUED

Directors' interests

The directors' beneficial and non-beneficial interests in shares in the Company are shown below:

	31 March 2003 (number)(b)	31 March 2004 (number)
John Condron(a)	8,219,048	6,549,853
John Davis(a)	3,424,603	2,901,379
Robert Scott	—	105,263
Charles Carey	—	105,263
John Coghlan	—	52,632
Joachim Eberhardt	—	52,632
Lyndon Lea	—	200,000
Lord Powell of Bayswater	—	52,632

(a) On 9 March 2004, Mourant & Co Trustees Limited, as trustee for the Yell Employee Benefit Trust, (the "Trust") acquired in the market, at an average price of £3.387 per share, a total of 1,735,205 Ordinary shares in the Company (the "Shares").

The Shares will be held by the Trust until they are transferred to participants in the Company's Capital Accummulation Plan (the "Plan"). Neither John Condron nor John Davis is entitled to receive any of the Shares or be granted any benefit under the Plan.

The Trust is a discretionary trust and all employees (including John Condron and John Davis) are included in the class of potential beneficiaries. Therefore, John Condron and John Davis are deemed to be interested in the Shares whilst they are held by the Trust. This interest will cease following distribution of the Shares to the participants in the Plan.

Accordingly, the Shares are not included in the table of directors' interests above.

(b) On 15 July 2003, for each ordinary £0.01 share held, a further 1.7396823 ordinary £0.01 D shares were issued to the holders of ordinary shares. The number for 31 March 2003 represents the total of such ordinary and D ordinary shares, for comparison purposes. The ordinary and ordinary £0.01 D shares were then redesignated into the existing ordinary £0.01 shares on 15 July 2003.

There have been no changes in holdings from 31 March 2004 up to the date of this report.

By order of the Board

Joachim Eberhardt
Chairman Remuneration Committee

26 May 2004


2004

Financial Information

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read in conjunction with the audited financial statements for the Yell Group. The financial statements have been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP"). UK GAAP differs in certain important respects from generally accepted accounting principles in the US ("US GAAP"). See the reconciliation of UK GAAP to US GAAP at Note 28 to the audited financial statements for the Yell Group. US GAAP information is provided in this document because we have US employees who have been granted share options.

FACTORS AFFECTING RESULTS OF OPERATIONS

Group Turnover

We are the leading provider of classified directory advertising and associated products and services in the UK and the leading independent provider of classified directory advertising in the US. We currently derive our turnover principally from sales of advertisements in our printed directories, Yellow Pages, Yellow Book and Business Pages. We also generate turnover from online-related activities such as online advertising, website design and domain-name sales and from Yellow Pages 118 24 7. Our sales and publishing cycle requires us to agree to an advertising sale often months in advance of the actual delivery of the directories and recognition of the corresponding revenues. Therefore, we have better visibility of our expected near-term financial results than might otherwise be the case.

We recognise turnover from advertisement sales for a printed directory when we have completed delivery of that directory. Because the number and type of directories are not evenly distributed throughout the year, turnover and profits do not arise evenly over the year. Therefore, certain periods have higher-than-average levels of turnover and profits, whilst others have lower-than-average levels. For example, during our 2004 financial year, the four financial quarters accounted for 22.1%, 25.8%, 23.0% and 29.1% of Group turnover, respectively. Different directories may grow at different rates, such that growth may not be evenly distributed between quarters. We sometimes have to rephase our timing of distributions into an earlier or later period for operational reasons, such as when we rescope directories or integrate acquisitions. Such changes can also affect the quarterly distribution of turnover. We recognise turnover from non-printed directories and other activities over the life of the contract from the point at which the service is first provided or, in the case of a single delivery, at the time of delivery.

Growth in our turnover is driven primarily by the volume of advertisement sales to new and existing advertisers and by new product offerings. In the US, we have also experienced growth in turnover as a result of acquisitions of other independent directory publishers and new printed directory launches.

Our ability to increase turnover in the UK during the period under review was limited by the undertakings given to the UK Secretary of State for Trade and Industry in 2001, under which, from January 2002, we were required to limit the annual growth in advertising rates in our UK printed Yellow Pages directories to RPI less 6% for an expected period of four years. This has restricted our ability to raise prices on advertisements within our printed Yellow Pages directories in the UK.

When RPI is less than 6%, this price cap requires us to reduce the price in absolute terms that we can charge our advertisers for placing advertisements in our UK printed consumer classified directories. Relative to inflation, our prices will decrease each year that the price cap remains in effect. For example, if inflation as measured by RPI were 2% at the time prices are set for given directories in each of the four years commencing January 2002, then advertisement prices would be reduced in absolute terms by 4% each year, and the prices in the fourth year would be approximately 15% lower than they were when the new price cap took effect. During our 2004 financial year, the average price of advertising in our Yellow Pages directories decreased by 4.8%, as compared to a decrease of 4.4% during our 2003 financial year. We are not subject to any regulatory price constraints in the US.

In the 2004 financial year, 49% of the Group's turnover was affected by a price cap, as compared to 50% during the 2003 financial year. In the 2004 financial year, 53% of our turnover came from our UK operations compared with 55% in the 2003 financial year.

Cost of Sales

Our cost of sales consists principally of costs associated with the publication of directories, including advertising sales, paper, printing and pre-press production, as well as bad debt expense. The principal components of advertising sales costs, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs. We recognise the cost of sales for each directory on completion of delivery of that directory.

We anticipate that cost of sales will increase as we expand and introduce new directories and other products. Our expansion into new markets in the US also increases our employee costs. In addition to requiring a larger sales force, the commissions we pay to our sales force tend to be higher in new markets, as our commission structure pays higher remuneration for new advertisers.

Paper is our largest raw material and one of our largest variable-cost items. In recent years paper prices have fluctuated significantly. In the 2004 financial year, paper costs were equivalent to 6.7% of Group turnover and represented 11.5% of our total cost of sales in the UK and 16.5% of our total cost of sales in the US.

Cost of sales also includes bad debt expense. Our UK business currently has low bad debt expense relative to our US business due to our established market position in the UK. Our Yellow Book directories business operates in a number of markets in which we are a relatively new entrant, and as a result a higher proportion of our advertisers are new advertisers, a category in which historically we have intentionally allowed a higher rate of bad debts. We believe that the benefits of our growth strategy in the US outweigh any risks associated with the credit profile of our advertisers, and over time, as our newer directories become more established in their respective markets, we expect that bad debt expense as a percentage of turnover in the US will decrease. Nevertheless, because we expect to continue our growth strategy in the future, we expect our bad debt expense as a percentage of turnover in the US to remain higher than in the UK.

Distribution Costs and Administrative Costs

Our distribution costs consist principally of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. Our distribution costs related to a directory are recognised when the directory is delivered.

Our administrative costs consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing expenses represent our most significant discretionary expenses.

A substantial portion of our advertising, promotion and marketing expenses and the costs relating to the development of our online services relate to promotional and brand-building expenditures, which are largely discretionary and which we can reduce if we determine at any stage that the business environment does not justify the related expenditure.

Gross Profit Margins

The change in the geographic mix of our business, as well as the strategy we have pursued of rapid growth and geographic expansion of our business in the US, has had an important effect on our financial results during the periods under review, including our profit margins. These factors are expected to continue affecting our financial results in the future.

Our printed directories business in the UK, which we view as more developed and which covers substantially all of the UK, has historically had higher gross profit margins than those in the US.

In the US, the different market dynamics and the younger portfolio result in lower gross profit margins. In the 2004 financial year, for example, our gross profit margin for our UK printed directories was 61.6%, compared to 43.4% for our US printed directories. Our overall gross profit margin is therefore affected and will continue to be affected to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

We intend to increase our focus on enhancing our operating efficiencies and organic growth in the US, and we believe there will be opportunities to improve our US gross profit margins as our US operations become more established.

YEAR ENDED 31 MARCH 2004 COMPARED TO YEAR ENDED 31 MARCH 2003

Group Turnover

	Year ended 31 March			
	2003		2004	
	£m	%(2)	£m	%(2)
UK printed directories	573.7	51.5	593.9	50.0
Other UK products and services	41.2	3.7	41.0	3.5
Total UK turnover	614.9	55.2	634.9	53.5
US printed directories:				
US printed directories at constant exchange rate(1)	499.1	44.8	605.0	51.0
Exchange impact(1)	—	—	(53.0)	(4.5)
Total US turnover	499.1	44.8	552.0	46.5
Group turnover	1,114.0	100.0	1,186.9	100.0

(1) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

(2) The percentage of total Group turnover.

Group turnover increased by £72.9 million, or 6.5%, from £1,114.0 million in the 2003 financial year to £1,186.9 million in the 2004 financial year, reflecting increased turnover during the period from each business segment.

UK turnover

UK printed directories turnover increased by 3.5%, or £20.2 million, during the 2004 financial year. The growth was primarily the result of an increase in the number of unique advertisers from approximately 451,000 to approximately 480,000 as a result of the continued success of our first-year advertiser discount programmes and our ability to retain 77% of existing customers. We added over 116,300 new advertisers, exceeding our target of 100,000 new advertisers for the fourth successive year.

Turnover per unique advertiser decreased for all UK printed directories by 2.8% to £1,237 from £1,272, after the effect of the 4.8% price reduction on our Yellow Pages directories and the dampening effect that the increased numbers of customers had on yield.

Turnover from our online directory service increased by £5.5 million, or 27.1%, from £20.3 million to £25.8 million. This increase was offset by a reduction in turnover from our other products and services, primarily from discontinued products resulting from the sale of our data-service business, Yell Data, in June 2003 and the ending of our contract with BT to sell advertising in their phone books in March 2003.

US turnover

Turnover from US printed directories increased by £52.9 million, or 10.6%, from £499.1 million in the 2003 financial year to £552.0 million for the 2004 financial year. Turnover was negatively affected by £53.0 million from a weakening US dollar. On a constant US dollar basis, US turnover grew by £105.9 million, or 21.2%. The average exchange rates were approximately $1.69 to £1.00 in the year ended 31 March 2004 and $1.55 to £1.00 in the prior year.

The Group had 386,000 unique advertisers in the US in the year ended 31 March 2004 compared to 363,000 in the prior year. Average turnover per unique advertiser grew 14.0% from $2,135 to $2,434.

Same-market growth of 9.3% has grown from 6.1% last year. Directories from acquisitions that published for the first time in the most recent year are not included in the same-market growth results. The former McLeod directories are now performing in line with Yellow Book same-market growth.

Same-market growth is derived by comparing the turnover from directories (including rescoped directories) that we published in a period with turnover from these same directories or predecessor directories covering substantially the same geographic area published in the previous publishing cycle, which is not necessarily the same period in the prior financial year. Rescoped directories are those where we redefine the geographic boundaries covered by one or more directories, which could include replacing one directory with multiple directories or combining multiple directories into fewer directories.

Remaining growth was due to ten new directory launches (contributing 2.2% to the growth), four directories publishing for the first time after acquisition and the inclusion of a full year of results of acquisitions (contributing 9.4% to the growth).

Cost of Sales

	Year ended 31 March			
	2003		2004	
	£m	%(2)	£m	%(2)
UK printed directories	207.9	36.2	228.0	38.4
Other UK products and services	15.0	36.4	12.4	30.2
Total UK cost of sales	222.9	36.2	240.4	37.9
US printed directories:				
US printed directories at constant exchange rate(1)	287.0	*57.5*	343.5	*56.8*
Exchange impact(1)	—	—	(31.0)	(5.8)
Total US cost of sales	287.0	57.5	312.5	56.6
Total cost of sales	509.9	45.8	552.9	46.6

(1) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

(2) The percentage of related turnover.

Total cost of sales increased by £43.0 million, or 8.4%, compared to last year.

The £20.1 million, or 9.7%, increase in cost of sales for UK printed directories from £207.9 million in the 2003 financial year to £228.0 million in the 2004 financial year reflected higher advertisement volumes. Cost of sales for Yellow Book directories as a percentage of turnover was 56.6% in the 2004 financial year, as compared to 57.5% in the 2003 financial year.

Cost of sales for other UK products and services decreased by £2.6 million, or 17.3%, from £15.0 million in the 2003 financial year to £12.4 million in the 2004 financial year, reflecting the products discontinued in the year.

Our consolidated bad debt expense was £71.0 million, or 6.0% of Group turnover in the 2004 financial year, as compared with £67.6 million, or 6.1% of Group turnover in the 2003 financial year. The charge for UK bad debts was 4.5% of UK printed directories and other products and services turnover in both the 2004 and 2003 financial years. The US bad debt expense was 7.7% of US printed directories turnover in the 2004 financial year as compared to 8.1% in the 2003 financial year, reflecting the more developed US profile and the relatively low level of launches in 2004.

Gross Profit and Gross Profit Margin

	Year ended 31 March			
	2003		2004	
	£m	%(2)	£m	%(2)
UK printed directories	365.8	60.6	365.9	57.7
Other UK products and services	26.2	4.3	28.6	4.5
Total UK gross profit	392.0	64.9	394.5	62.2
US printed directories:				
US printed directories at constant exchange rate(1)	212.1	35.1	261.5	41.3
Exchange impact(1)	—	—	(22.0)	(3.5)
Total US gross profit	212.1	35.1	239.5	37.8
Gross profit	604.1	100.0	634.0	100.0
Gross profit margin (%)				
UK operations		63.8		62.1
US operations		42.5		43.4
Group total (%)		54.2		53.4

(1) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

(2) The percentage of total gross profit.

The decrease in gross profit as a percentage of Group turnover from 54.2% in the 2003 financial year to 53.4% in the 2004 financial year principally reflected the changing geographic mix of our operations resulting from the increased contribution of our US business.

Distribution Costs and Administrative Costs

Distribution costs decreased by £1.5 million, or 4.2%, from £36.0 million in the 2003 financial year (3.2% of Group turnover) to £34.5 million in the 2004 financial year (2.9% of Group turnover). Excluding the effects of the weakening dollar, distribution costs would have increased by £0.4 million.

Administrative costs increased by £64.4 million, or 16.7%, from £384.7 million in the 2003 financial year to £449.1 million in the 2004 financial year. The increase was largely due to exceptional costs arising as a result of the IPO, including:

- £57.0 million for employee incentive plans;
- £28.9 million in fees, including VAT, paid to the previous owners; and
- £4.2 million for other costs.

These increases were partially offset by the absence of £15.0 million in costs incurred for the withdrawn initial public offering in July 2002 and the effect of the weakening US dollar.

Group Operating Profit and EBITDA

	Year ended 31 March		
	2003	2004	Change
	£m		%
UK operations			
Operating profit	142.3	129.8	
Depreciation and amortisation	69.2	69.4	
EBITDA[1]	211.5	199.2	
Exceptional IPO items	14.7	33.9	
Adjusted EBITDA[1]	226.2	233.1	3.1
US operations			
Operating profit	41.1	20.6	
Depreciation and amortisation	51.7	50.2	
EBITDA[1]	92.8	70.8	
Exceptional IPO items	0.3	56.2	
Non-recurring restructuring charges in 2003	3.7	—	
Exchange impact[2]	—	11.4	
Adjusted EBITDA at constant exchange rate[2]	96.8	138.4	43.0
Exchange impact[2]	—	(11.4)	
Adjusted EBITDA[1]	96.8	127.0	31.2
Group			
Total operating profit	183.4	150.4	
Depreciation and amortisation	120.9	119.6	
Group EBITDA[1]	304.3	270.0	(11.3)
Exceptional items and non-recurring restructuring charges in 2003	18.7	90.1	
Group adjusted EBITDA[1]	323.0	360.1	11.5

(1) EBITDA comprises total operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net profit (loss) (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this report to permit a more complete and comprehensive analysis of our operating performance relative to other companies. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA is one of the key financial measures that we use to assess the success of our people in achieving growth in the business and operational efficiencies.

(2) *Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange impact is the difference between the results* reported at a constant exchange rate and the actual results reported using current year exchange rates.

Adjusted EBITDA from the UK operations increased by £6.9 million, or 3.1%. EBITDA from the UK operations decreased 5.8% to £199.2 million after charging £33.9 million in connection with the IPO and £14.7 million for the postponed initial public offering in July 2002. Adjusted EBITDA growth primarily reflects the increased profitability of Yell.com. Yell.com reported EBITDA of £5.3 million (operating profit of £3.6 million adding back depreciation of £1.7 million) for the 2004 financial year as compared to £1.1 million (operating loss of £1.3 million adding back depreciation of £2.4 million) in the prior year.

Adjusted EBITDA from Yellow Book increased by £30.2 million, or 31.2%, compared to the 2003 financial year. Including exceptional items, EBITDA from Yellow Book for the 2004 financial year decreased by £22.0 million compared to the 2003 financial year. The adjusted EBITDA margin for Yellow Book increased to 23.0%, as we focused on increasing the benefit and yield from our directory investments. We increased the profitability of our directories by leveraging our existing operations and administrative cost base to yield additional turnover from our directories without a corresponding increase in costs.

Group adjusted EBITDA increased by £37.1 million, or 11.5%. Group adjusted EBITDA at a constant exchange rate increased by £48.5 million, or 15.0%.

Net Interest Payable

Net interest expense was £194.5 million, comprising both cash interest and non-cash interest, in the 2004 financial year, compared to £236.6 million in the 2003 financial year. Net interest before exceptional items was £136.1 million in the 2004 financial year, compared to £236.6 million last year. The exceptional items of £58.4 million comprised £36.4 million accelerated amortisation of deferred financing costs in connection with the repayment of the senior credit facilities on 15 July 2003 and senior notes on 18 August 2003, £19.7 million early redemption of 35% of our senior notes on 18 August 2003, and £2.3 million arrangement fee on the undrawn revolving credit facility. Net interest expense before exceptional items comprised £118.9 million of net interest paid or to be paid within a six-month period, £12.0 million of interest rolled-up into our long-term debt and £5.2 million of amortised financing costs.

Taxation

Taxation before exceptional items was a charge of £44.2 million for the 2004 financial year and a credit of £10.3 million last year. Taxation is determined on taxable profits that do not reflect certain amortisation charges. Tax credits in the amount of £37.2 million in the 2004 financial year and £2.3 million last year were recognised as a benefit arising from exceptional items. Our future taxation charge will depend on our taxable income in the UK and the US and our ability to use our net operating losses to offset our future taxable income in the US.

Profit (Loss) Before and After Tax

After charging the exceptional costs, the loss on ordinary activities before tax was £44.1 million in the 2004 financial year as compared to a loss of £53.2 million in the 2003 financial year. Excluding the effect of exceptional IPO costs, the profit before taxation and profit after taxation for the 2004 financial year would have been £104.4 million and £60.2 million, respectively.

Adjusted loss before taxation for the year ended 31 March 2003 is £34.5 million reflecting the loss before taxation on ongoing activities of £38.2 million excluding the £3.7 million charge for non-recurring restructuring costs as part of the integration of the former McLeod organisation in the US. The effect on the loss after tax of excluding this item is £2.4 million bringing the adjusted loss after tax for the year ended 31 March 2003 to £25.5 million.

Liquidity

Apart from significant acquisitions which we have funded through a combination of borrowings, cash from contributions from the investment funds from the former owners and cash flow from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements. In addition, we have access to a £200.0 million revolving credit facility as part of the senior credit facilities, which expires on 7 July 2008, of which £5.0 million was drawn down at 31 March 2004.

Our net cash inflow from operating activities was £309.1 million in the 2003 financial year and £294.2 million in the 2004 financial year, or a 4.8% decrease.

Our net cash inflow from operating activities before payments of exceptional costs (2003—£14.3 million; 2004—£33.8 million) and after capital expenditure (2003—£16.0 million; 2004—£24.5 million) decreased from £307.4 million in the 2003 financial year to £303.5 million in the 2004 financial year. As a percentage of adjusted EBITDA ("cash conversion") it fell from 95.2%, which benefited from one-off timing differences in the 2003 financial year to a more sustainable 84.3% in the 2004 financial year. These cash flow measures are the measures that we use to manage the efficiency of our operations in converting earnings into cash.

Net cash outflow from returns on investments and servicing of finance of £156.5 million for the 2004 financial year comprises £110.9 million of cash pay interest, £9.5 million rolled up interest settled, £19.7 million of premiums on early redemption of senior notes and £16.4 million finance fees paid.

Net cash outflow for capital expenditures and financial investment comprises capital expenditure on fixed assets and purchases of subsidiary undertakings, net of cash acquired. Capital expenditure was £24.5 million in the 2004 financial year compared to £16.0 million last year. The capital expenditure was principally in respect of the acquisition of fixed assets to support our sales force and central administrative staff. We continued to augment our growth in the US with further selective acquisitions totalling £108.9 million in the 2004 financial year.

Capital Resources

At 31 March 2004, we had cash of £18.7 million.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services, would in the future be financed through any one or more of operating cash flows, credit facilities and the issue of new debt and equity securities.

We had net debt of £1,223.0 million at 31 March 2004, as set out below.

	Payments due by period				
Debt	Within 1 year	1-3 years	3-5 years	After 5 years	Total
			£m		
Long-term loans and other borrowings					
Term Loan A1—denominated in sterling	80.0	190.0	354.0	—	624.0
Term Loan A2—denominated in US dollars	—	—	323.8	—	323.8
Senior notes	—	—	—	308.2	308.2
Revolving loan under senior credit facilities and other	5.8	—	—	—	5.8
Total debt	85.8	190.0	677.8	308.2	1,261.8
Unamortised financing costs					(20.1)
Cash at bank					(18.7)
Net debt at end of the period					1,223.0

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. Any failure to raise additional funds necessary to achieve this would result in default under our debt covenants. We anticipate that we will have to refinance in part the repayment of the senior notes at maturity. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us.

The terms of the senior credit facilities require us to maintain specified consolidated financial ratios for net total debt to EBITDA, EBITDA to net cash interest payable and, until 31 March 2005, net senior debt to EBITDA. Certain of these financial ratios have to be prepared for the preceding 12-month period and reported to the providers of the senior credit facilities on a six-monthly basis from 31 March 2004. We have maintained the financial ratios for the year ended 31 March 2004 in compliance with these debt covenants.

Commitments

The following table sets forth our contractual obligations and their maturity dates as at 31 March 2004:

Debt	Within 1 year	1-3 years	3-5 years	After 5 years	Total
			£m		
Long-term debt	80.0	190.0	677.8	308.2	1,256.0
Revolver loan	5.0	—	—	—	5.0
Operating lease obligations	18.9	27.7	17.1	27.2	90.9
Finance lease obligations	0.8	—	—	—	0.8
Total	104.7	217.7	694.9	335.4	1,352.7

There were no purchase commitments or other long-term liabilities as at 31 March 2004 other than those stated above.

Other Matters

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than the hedges discussed in this document.

Acquisitions

In the year ended 31 March 2004, we acquired yellow pages directories in the US (including Feist) for an aggregate purchase price of $198.9 million (£108.6 million) plus expenses of $0.5 million (£0.3 million). These acquisitions gave rise to £100.4 million of goodwill recorded in the year.

In the year ended 31 March 2003, we acquired McLeod, one of the largest independent directory publishers in the US, for $600.0 million (£417.0 million) plus expenses giving rise to $475.0 million (£330.0 million) of goodwill. The results of operations of McLeod are included in our results from the date of acquisition on 16 April 2002. We also made other US acquisitions in the year for an aggregate purchase price of £47.4 million. These additional acquisitions gave rise to £31.4 million of goodwill recorded in the year.

Effect of the IPO

The IPO raised £433.6 million (gross proceeds).

We used the proceeds to settle £109.5 million payable on the vendor loan notes; to pay share issue costs of £23.7 million; to pay £79.6 million of exceptional costs; to repay £48.3 million of debt under the senior credit facilities; and to redeem 35% (£172.5 million) of the senior notes pursuant to the optional redemption features under the indentures. We also replaced our remaining senior credit facilities with new senior credit facilities of £664 million and $596 million and a revolving credit facility of £200 million.

As a result of the capital-raising, we incurred a number of exceptional or one-off costs, including: cash and non-cash interest charges relating to premiums paid in connection with the redemption of the senior notes and to the write-off of deferred finance costs; charges relating to option grants under existing share ownership plans; fees paid to the owners before the IPO; and other transaction fees and costs arising out of the IPO. In addition, participants in a plan implemented for certain key employees of Yellow Book and its subsidiaries were entitled to a payment under the Yellow Book Phantom DDB Plan, under which the participants as a group are treated economically as if they had invested approximately £32 million in the Group in the same manner as the funds advanced by the owners before the IPO. We recorded a compensation charge of $63 million (£39 million) in connection with this. In satisfaction of those obligations, the participants in the Yellow Book Phantom DDB Plan exchanged their interests in the plan for Ordinary shares in the Company.

Net Pension Liability

We currently operate a defined benefit pension scheme for our UK employees employed before 1 October 2001 that is accounted for on a Statement of Standard Accounting Practice 24 "Accounting for Pension Costs" ("SSAP 24") basis. At the last valuation date, 5 April 2002, under SSAP 24 and on an ongoing basis, the assets of the scheme were sufficient to cover 102% of accrued benefits. Although there has been no formal valuation since this time, it is likely that the funding position has worsened due to recent adverse changes in the capital markets.

We have also complied with the transitional disclosure requirements of UK Financial Reporting Standard 17 "Retirement Benefits" ("FRS 17"). Valuations of this scheme for the purposes of FRS 17 were carried out at 31 March 2003 and 31 March 2004 by a qualified independent actuary. The liability, net of tax, measured in accordance with FRS 17 was

£46.5 million at 31 March 2004 (2003—£33.0 million). The deficit at 31 March 2003 arose primarily as a result of adverse conditions in the capital markets. The increase in the deficit in the 2004 financial year primarily reflects the increase in the liabilities of the scheme due to changes in inflationary expectations, which exceeded the gains in the asset values due to conditions in the capital markets.

Our employer pension contribution to the defined benefit pension scheme during the 2004 financial year was £9.4 million (2003—£8.0 million). We will continue to review the funding position of the scheme to determine whether future increases in contributions will be required. Full details of the SSAP 24 and FRS 17 disclosures are given in note 24 of the notes to the financial statements.

Treasury Policy

Our treasury operation's primary role is to manage liquidity, investment funding and our financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and its objective is to manage risk at optimum cost.

Our Board sets the treasury department's policy and its activities are subject to a set of controls commensurate with the magnitude of the investments and borrowings under its management. Counterparty credit risk is closely monitored and managed within controls set by our Board. It is likely that derivative financial instruments, including forward foreign exchange contracts, if entered into, will be used only for hedging purposes.

Market-related Risks

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the senior credit facilities agreement dated 8 July 2003 we are required to have fixed or capped interest on at least 50% of net interest payments during the 21 months following each month end. This requirement ceases once net debt falls below 3.5 times EBITDA. We have fixed interest on nearly 55% of the indebtedness under the senior credit facilities using interest rate swaps falling to 50% over the period to March 2006, with a review of this strategy on a quarterly basis. When combined with the fixed rate senior notes, we have fixed our interest rates on approximately 64% of our total gross debt until March 2006, falling to approximately 30% thereafter. At 31 March 2004, we had £3.2 million net unrecognised losses on these instruments that will be recognised when the interest is paid.

All of these instruments are entered into for hedging purposes and, under UK GAAP, gains and losses on these instruments are deferred and only recognised in income when the underlying transaction is recorded. Such instruments have not been designated and do not qualify for hedge accounting under the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No 133 "Accounting for Derivative Instruments and Hedging Activities" for US GAAP purposes.

All significant cash inflows and outflows associated with our operations in the UK are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the US are denominated in US dollars. However, our financial statements are presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 37.2% of our debt and 30.7% of our net interest expense are denominated in US dollars, thereby reducing our US EBITDA exposure by approximately 30%. We do not currently intend to hedge any foreign exchange translation rate risk relating to US dollar-denominated notes or other US financial liabilities, although we will continue to review this practice.

At 31 March 2003, we had £462.0 million of borrowings denominated in US dollars net of deferred financing fees, and £941.6 million of borrowings, also net of deferred financing fees, that accrue interest at variable rates, before taking into account hedging arrangements. The following examples illustrate the effect certain changes in foreign exchange rates and interest rates would have had in the 2004 financial year. The following discussion of estimated amounts generated from the sensitivity analysis is forward-looking and involves risks and uncertainties. If the amount or mix of long-term borrowings is different, then the following examples may not be indicative of the effects of changing exchange rates and interest rates.

If the variable interest rates had been a full percentage point higher or lower with no change in foreign exchange rates, then the interest payable with respect to our variable-rate indebtedness in the 2004 financial year would have been £4.5 million higher or lower, respectively, taking into account our hedging arrangements, or £9.9 million higher or lower, respectively, without taking into account hedging arrangements.

If the average exchange rate of the US dollar as measured against the pound sterling had been 10% higher or lower, with no change in variable rates of interest, then the interest payable in the 2004 financial year would have been approximately £3.2 million lower or £3.9 million higher, respectively.

Our exposure to interest rate fluctuations will depend on the amount of variable-rate indebtedness that we have outstanding and the extent of any hedging arrangements that we put in place. Similarly, our exposure to currency fluctuations will depend on the mix of US dollar and pounds sterling-denominated indebtedness and the extent of any hedging arrangements.

Further information on financial instruments and our risk management is discussed in note 17 of the notes to the financial statements.

Significant Differences Between UK and US GAAP

Our consolidated financial statements are prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. Differences result primarily from acquisition accounting, which affects the accounting for directories in progress, goodwill and other intangibles, and taxation. Timing differences also arise when recognising certain costs associated with directories in progress, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the US. Differences in accounting for pensions arise from the requirements to use different actuarial methods and assumptions. Under UK GAAP, dividends are recorded in the period in respect of which they are declared (in the case of interim or any special dividends) or proposed by the Board to the shareholders (in the case of final dividends). Under US GAAP, dividends are recorded in the period in which dividends are declared. See note 28 of the notes to the financial statements on differences between US GAAP and UK GAAP.

New UK Accounting Standards

In December 2003, the Urgent Issues Task Force ("UITF") issued Abstract 38 "Accounting for ESOP trusts". This Abstract is effective for periods ending on or after 22 June 2004, but earlier adoption is encouraged. We have adopted UITF Abstract 38 in the year ended 31 March 2004 and accordingly have presented shares purchased by the ESOP Trust as a deduction in arriving at shareholders' funds.

In April 2004 the Accounting Standards Board, ("ASB") issued Financial Reporting Standard 20 "Share based payments", which is the same as IFRS 2, discussed below.

International Financial Reporting Standards

In June 2002, the Council of Ministers of the European Union approved a regulation (the "Regulation") requiring all companies that are governed by the law of a Member State of the European Union and whose securities are admitted to trading on a regulated market of any Member State to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. The Regulation is to be effective for each financial year starting on or after 1 January 2005. Accordingly, we will adopt IFRS from 1 April 2005.

The International Accounting Standards Board ("IASB") issued IFRS 1 a standard on transition to IFRS, in June 2003. It is expected that there will be more developments in IFRS between now and the 2006 financial year, and consequently there remains some uncertainty about exactly what IFRS will require on 1 April 2005. This uncertainty is being reduced as the IASB finalises and publishes its standards.

In the meantime, the UK Accounting Standards Board is adopting a phased transition to the conversion of existing UK GAAP. It is possible that by the implementation date set by the European Union, UK GAAP will not be fully aligned with IFRS.

In February 2004, the IASB issued IFRS 2 "Share-based Payment". The standard deals with the accounting for transactions where an entity obtains goods or services in consideration for equity instruments or cash-settled amounts based on the value of the entity's equity instruments. For transactions with employees (for example, share option awards), the fair value of the employee services received should be measured by reference to the fair value of the equity instrument at the grant date. The standard is effective for financial periods beginning on or after 1 January 2005.

The Yell Group has an active programme to consider the effects of adopting IFRS on the Group's reporting systems and financial statements.

Critical Accounting Estimates

In general, our accounting policies under UK GAAP are consistent with those generally adopted by others operating within the same industry in the UK. Our accounting policies are summarised in note 1 of the notes to the financial statements.

In preparing the consolidated financial statements, our management has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. We regularly review these estimates and update them when required. Actual results could differ from these estimates. Unless otherwise indicated, we do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. We consider the items to be the most significant estimates, which require our management to make subjective and complex judgements or to consider matters that are inherently uncertain.

Allowance for doubtful debts. Debtors are reduced by an allowance for amounts that may become uncollectable in the future. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. We have demonstrated the ability to make reasonable and reliable estimates of allowances for doubtful accounts based on significant historical experience. Whilst such bad debts have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

If our allowance for credit losses as a percentage of turnover had been 1.0% higher or lower during the year ended 31 March 2004, then loss before tax would have varied by approximately £12 million.

Goodwill and tangible fixed assets. Goodwill and tangible fixed assets are long-lived assets that are amortised over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue. If the useful economic lives had increased or decreased by an average of one year during the year ended 31 March 2004, then our amortisation charge would have varied by approximately £5 million. Our depreciation charge would have varied by approximately £6 million if the useful lives had increased by an average of one year, or by approximately £14 million if the useful lives had decreased by an average of one year. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable and at the end of the first full year following acquisition.

Pensions. The determination of our obligation and expense for pensions is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in note 24 of the notes to the financial statements and include, amongst others, the discount rate, the expected long-term rate of return on plan assets and rates of increase in compensation. Whilst we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect the amount of our future pension obligations, future valuation adjustments in the statement of total recognised gains and losses and our future employee expenses.

Taxes. The determination of our obligation and expense for taxes requires an interpretation of tax law. We seek appropriate competent and professional tax advice before making any judgements on tax matters. Whilst we believe that our judgements are prudent and appropriate, significant differences in our actual experience may materially affect our future tax charges. We recognise deferred tax assets and liabilities arising from timing differences where we have a taxable benefit or obligation in the future as a result of past events. We record deferred tax assets to the extent that we believe they are more likely than not to be realised. Should we determine that we would be able to realise our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. In the year ended 31 March 2004, we reduced our net loss for the year by £14 million when we recognised previously unrecognised deferred tax assets that we believe we will realise in the near future. At 31 March 2004, we had not recognised potential deferred tax assets totalling £8 million.

Current Trading and Prospects

Since 31 March 2004, trading has developed favourably and in line with our expectations.

We have put in place substantial groundwork to ensure that our growth momentum continues in the current financial year. Our strong cash generation should allow us to continue to finance acquisitions in the US and grow dividends in line with earnings.

Dividend Policy

As declared in the Listing Particulars relating to the IPO, the total dividend for the year ended 31 March 2004 will be £62.8 million. An interim dividend of 3.0 pence per share was paid on 21 December 2003 to shareholders registered on 21 November 2003, and a final dividend of 6 pence per share will be paid to shareholders registered on 23 July 2004 subject to approval by the shareholders of the company.

STATEMENT OF DIRECTORS RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period.

In preparing those financial statements the directors are required to:

- Select suitable accounting policies and then apply them consistently.
- Make judgements and estimates that are reasonable and prudent.
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.
- Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for maintaining the integrity of the financial information, including the Annual Report, on the Yell Group plc website – www.yellgroup.com. Legislation in the UK concerning the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

AUDITOR'S REPORT

Yell Group plc
Independent auditors' report to the members of Yell Group plc

We have audited the financial statements which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A of the Companies Act 1985 contained in the directors' remuneration report ('the auditable part').

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable UK law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and UK Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the unaudited part of the directors' remuneration report, the chairman's statement, the chief executive's overview, the chief financial officer's overview, the operating and financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2004 and of the loss and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- *those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have* been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors
London
26 May 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(Continuing Operations)	Notes	Year ended 31 March 2003 £m	2004 £m
Turnover	2	1,114.0	1,186.9
Cost of sales		(509.9)	(552.9)
Gross profit		604.1	634.0
Distribution costs		(36.0)	(34.5)
Administrative expenses			
Ongoing activities		(369.7)	(359.0)
Exceptional items	3	(15.0)	(90.1)
		(384.7)	(449.1)
Operating profit	4	183.4	150.4
Net interest payable			
Ongoing activities		(236.6)	(136.1)
Exceptional items	3	—	(58.4)
	6	(236.6)	(194.5)
Loss on ordinary activities before taxation		(53.2)	(44.1)
Tax credit (charge) on loss on ordinary activities			
Before exceptional items		10.3	(44.2)
On exceptional items	3	2.3	37.2
Taxation	7	12.6	(7.0)
Loss on ordinary activities after taxation	20	(40.6)	(51.1)
Dividends	8,20	—	(62.8)
Loss for the financial year		(40.6)	(113.9)
Earnings (loss) per share			
Basic and diluted loss per share	9	(15.5)p	(8.9)p
Pro forma earnings per share before exceptional items and amortisation[(a)]			
Basic	9	20.9p	25.6p
Diluted	9	20.6p	25.3p

(a) Pro forma earnings per share before exceptional items and goodwill amortisation as though our initial public offering and debt refinancing had occurred and non-recurring restructuring costs had been incurred on 31 March 2002.

There is no difference between the loss on ordinary activities before taxation and the loss for the year stated above and their historic cost equivalents.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Notes	Year ended 31 March 2003 £m	2004 £m
Loss for the financial year		(40.6)	(51.1)
Currency movements	20	(34.0)	(65.0)
Total recognised losses for the financial year		(74.6)	(116.1)

GROUP AND COMPANY BALANCE SHEETS

		Group		Company	
		At 31 March			
		2003	2004	2003 (Restated)	2004
	Notes	£m	£m	£m	£m
Fixed assets					
Intangible assets	10	1,824.1	1,725.3	—	—
Tangible assets	11	47.1	45.9	—	—
Investment	12	1.9	1.8	865.6	1,170.0
Total fixed assets		1,873.1	1,773.0	865.6	1,170.0
Current assets					
Stocks	13	145.8	151.9	—	—
Debtors	14	461.4	460.6	816.7	873.1
Amounts falling due after more than one year		23.1	34.7	816.7	831.2
Amounts falling due within one year		438.3	425.9	—	41.9
Cash at bank and in hand	22	30.1	18.7	0.1	0.3
Total current assets		637.3	631.2	816.8	873.4
Creditors: amounts falling due within one year					
Loans and other borrowings	16	(112.8)	(85.8)	—	—
Other creditors	18	(235.9)	(273.0)	—	(42.0)
Total creditors: amounts falling due within one year		(348.7)	(358.8)	—	(42.0)
Net current assets		288.6	272.4	816.8	831.4
Total assets less current liabilities		2,161.7	2,045.4	1,682.4	2,001.4
Creditors: amounts falling due after more than one year					
Loans and other borrowings	16	(2,286.0)	(1,155.9)	(816.7)	—
Total creditors: amounts falling due after more than one year		(2,286.0)	(1,155.9)	(816.7)	—
Net (liabilities) assets		(124.3)	889.5	865.7	2,001.4
Capital and reserves					
Called up share capital	19	0.1	7.0	0.1	7.0
Share premium account	20	1.0	1,184.7	1.0	1,184.7
Revaluation reserve	20	—	—	864.5	—
Profit and loss account (deficit) funds and other reserves	20	(125.4)	(302.2)	0.1	809.7
Equity shareholders' (deficit) funds		(124.3)	889.5	865.7	2,001.4

The financial statements on pages 54 to 91 were approved by the board of directors on 26 May 2004.

Director and Chief Executive Officer

Director and Chief Financial Officer

CONSOLIDATED CASH FLOW STATEMENT

	Notes	Year ended 31 March 2003 £m	2004 £m
Net cash inflow from operating activities		309.1	294.2
Returns on investments and servicing of finance			
Net interest paid	22	(139.5)	(120.4)
Redemption premium paid		—	(19.7)
Finance fees paid	22	(16.1)	(16.4)
Net cash outflow from returns on investments and servicing of finance		(155.6)	(156.5)
Taxation		(9.7)	(13.7)
Capital expenditure and financial investment			
Purchase of tangible fixed assets, net of sales proceeds		(16.0)	(24.5)
Net cash outflow for capital expenditure		(16.0)	(24.5)
Acquisitions			
Purchase of subsidiary undertakings, net of cash acquired	21,22	(470.9)	(108.9)
Net cash outflow for acquisitions		(470.9)	(108.9)
Equity dividends paid		—	(20.9)
Net cash outflow before financing		(343.1)	(30.3)
Financing			
Issue of ordinary share capital	20,22	0.1	433.6
Expenses paid in connection with share issue	20,22	—	(23.7)
Purchase of own shares		—	(5.8)
New loans issued	22	485.7	1,036.0
Borrowings repaid	22	(211.9)	(1,418.4)
Net cash inflow from financing		273.9	21.7
Decrease in net cash in the year		(69.2)	(8.6)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	Notes	Year ended 31 March 2003 £m	2004 £m
Total operating profit		183.4	150.4
Depreciation	11	22.5	22.9
Goodwill amortisation	10	98.4	96.7
Exceptional employee costs settled in shares		—	49.1
Increase in stocks		(23.0)	(19.5)
Increase in debtors		(35.0)	(3.8)
Increase (decrease) in creditors		58.4	(3.7)
Other		4.4	2.1
Net cash inflow from operating activities		309.1	294.2
Net cash inflow from operating activities		309.1	294.2
Cash payments for exceptional costs included in operating profit		14.3	33.8
Purchase of tangible fixed assets, net of sales proceeds		(16.0)	(24.5)
Net cash inflow from operating activities before payments of exceptional costs and after capital expenditure		307.4	303.5

1. BASIS OF PREPARATION, CONSOLIDATION AND ACCOUNTING POLICIES

Basis of preparation and consolidation

The financial statements have been prepared under the historical cost convention, in accordance with applicable accounting standards in the UK and the Companies Act 1985. These differ significantly to those in the US and a reconciliation to generally accepted accounting principles in the US ("US GAAP") is provided in note 28. A summary of the more important Group accounting policies, which have been consistently applied, is set out below.

The Group financial statements consolidate the financial statements of the Company and all subsidiaries for the year ended 31 March 2004.

Where the financial statements of subsidiary undertakings do not conform with the Yell Group's accounting policies, appropriate adjustments are made on consolidation in order to present the Yell Group consolidated financial statements on a consistent basis. All companies within the Yell Group during the period of ownership have coterminous financial years. All transactions between the Yell Group's businesses have been eliminated in the preparation of these consolidated financial statements. The results of companies and businesses acquired during the period are included in the consolidated financial statements from their respective dates of acquisition.

Intra-group transactions which have been eliminated on consolidation of the Group have not been disclosed, as permitted by FRS 8 "Related Party Disclosures"

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for provision for doubtful debts, amortisation of goodwill, depreciation, employee pension and taxes.

Brief details of principal subsidiary undertakings at each year end, all of which are unlisted, are shown in note 12 to the financial statements.

Accounting policies

(a) Turnover

Group turnover, after deduction of sales allowances, value added tax and other sales taxes, comprises the value of products provided by Group undertakings. Turnover from classified directories, Business Pages and other directories, mainly comprising advertising revenue, is recognised in the profit and loss account upon completion of delivery to the users of the directories. Other turnover, principally from Yellow Pages 118 24 7 and Yell.com, is recognised from the point at which service is first provided over the life of the contract.

(b) Cost of sales

Cost of sales are the costs incurred in producing directories and other Group products, including costs of the sales force and certain sales overheads dedicated to the sale of advertising. Charges for doubtful debts are also included within cost of sales and are charged to the profit and loss account as a percentage of turnover based upon the actual bad debt experience as a proportion of total billings.

(c) Advertising

The Group expenses the costs of advertising its own products and services as the costs are incurred.

(d) Interest

Interest payable is charged as incurred on an accruals basis.

(e) Foreign currencies

On consolidation, the assets and liabilities of foreign undertakings are translated into sterling at year-end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the period.

Exchange differences arising from the retranslation at period-end exchange rates of the net investment in foreign undertakings, less exchange differences on borrowings that finance or provide a hedge against those undertakings, are taken through the statement of total recognised gains and losses to reserves and are also disclosed in note 20.

All other exchange gains or losses are dealt with through the profit and loss account.

(f) Intangible fixed assets

Goodwill arising from the purchase of subsidiary undertakings represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired and is amortised on a straight-line basis from the time of the acquisition over its estimated useful economic life. Estimated useful life is determined after taking into account such factors as the nature and age of the business, as well as the typical life span of the acquired products to which the goodwill attaches. Goodwill in respect of all acquired businesses is amortised over 20 years.

(g) Tangible fixed assets

Tangible fixed assets are stated at historical cost less depreciation. Cost comprises the purchase price and any other costs of bringing an asset into use. Depreciation is provided on tangible fixed assets on a straight-line basis from the time they are available for use, so as to write off their costs over their estimated useful economic lives taking into account any expected residual values.

The lives assigned to tangible fixed assets range from two to six years.

(h) Asset impairment

Intangible and tangible fixed assets are tested for impairment when an event that might affect asset values has occurred. An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future earnings from operating the assets. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time when the directors believe that an impairment may have occurred.

(i) Investments

Investments in subsidiary undertakings in the financial statements of the Company are valued at least once every three years, but earlier if significant acquisitions have taken place.

A deficit on revaluation is charged to the profit and loss account to the extent that it is not covered by a surplus previously credited to the revaluation reserve.

Previously the fixed asset investment in subsidiary undertakings was stated at cost less provision for any impairment in value.

The directors of the Company believe that the change in accounting policy is in the best interest of the Company because the Company can reflect a fair value of its worth in its financial statements without reducing the working capital of subsidiary undertakings. The effect of the change in accounting policy and the adjustments to the comparative figures are shown in notes 12 and 20.

(j) Leased assets

Rentals in respect of operating leases, under which substantially all the benefits and risks of ownership remain with the lessor, are charged to the profit and loss account on a straight-line basis over the life of the lease.

Assets held under finance leases where substantially all the benefits and risks of ownership are transferred to the Group are capitalised as tangible fixed assets and depreciated over their useful economic lives. The capital element of the future obligations under the leases is included as a liability in the consolidated balance sheets, classified as appropriate as a creditor due within or after one year. Lease payments are split between capital and interest elements using the annuity method and the interest is then charged to the profit and loss account.

(k) Stocks

Stocks, representing directories in progress, are stated at the lower of cost and net realisable value. Directories in progress mainly comprise sales force costs, artwork and other directory production costs, including appropriate direct overheads, pending completion of delivery of the relevant directories. Other stock represents paper stock held by the US business.

(l) Pension schemes

The Group currently operates a defined benefit pension scheme for its UK employees employed before 1 October 2001 and operates defined contribution pension schemes for its UK employees employed subsequent to 1 October 2001 and its US employees.

All pension schemes are independent of the Group's finances. Actuarial valuations of the defined benefit scheme are carried out as determined by the trustees at intervals of not more than three years, the rates of contribution payable and the pension cost being determined on the advice of the actuaries, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates. The cost of providing pensions is charged against profits over employees' working lives with the Group using the projected unit method.

Payments to the Group's defined contribution schemes are charged against profit as incurred.

The transitional arrangements of FRS 17 "Retirement Benefits" have been applied in the preparation of these financial statements with the relevant disclosures shown in note 24.

(m) Employee share schemes

The cost of employee share options, except for options in Inland Revenue approved Sharesave schemes, is measured at the intrinsic value of the options granted on the date of grant and is charged to the profit and loss over the vesting period. The Group takes advantage of available exemptions in respect of accounting for discounts arising on the grant of options in Inland Revenue approved Sharesave schemes. When the ESOP trust acquires and holds shares of the Company, the Group presents them as a deduction in arriving at equity shareholders' funds.

(n) Taxation

The charge (credit) for taxation is based on the profit (loss) for the period and takes into account deferred taxation. Provision is made in full for deferred tax liabilities that arise from timing differences where transactions or events that result in an obligation to pay more tax in the future have occurred by the balance sheet date. Deferred tax assets are recognised to the extent that they are regarded as more likely than not to be recoverable.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

(o) Financial instruments

All borrowings are initially stated at the fair value of consideration received after deduction of issue costs. Issue costs are charged to the profit and loss account together with the coupon, as finance costs, on a constant-yield basis over the term of the borrowings, or over a shorter period where the lender can require earlier repayment.

The Group considers its derivative financial instruments to be hedges when certain criteria are met. For interest rate derivatives, the instrument must be related to assets or liabilities or a probable commitment and must also change the interest rate or the nature of the interest rate by converting a variable rate to a fixed rate or vice versa. Interest differentials under interest rate swap agreements are recognised by adjustment of interest payable.

See note 17 for further details on the Group's financial instruments.

(p) Dividends

Dividends are recorded in the period in respect of which they are declared.

2. SEGMENTAL ANALYSIS

The Group is a publisher of classified advertising directories in the UK and the US. Turnover is principally derived from the sale of advertising in such publications. The geographical analysis is stated on the basis of origin of operations, although it would not be different had it been stated on the basis of customer origin.

The segmental information is based on the segmental operating results regularly reviewed by the Group's chief operating decision maker (the "CEO").

The Group's operations are split geographically between the UK and the US and have been managed on this basis. For the purposes of exercising day-to-day managerial and budgetary control, the UK management accounts are divided internally by product but these divisions are not self-standing businesses. For the purpose of managing the UK business, most common costs are allocated entirely to classified directories. Control is exercised by comparing performance against budgets that are agreed in advance.

The CEO reviews the turnover and Earnings before interest, tax, depreciation and amortisation ("EBITDA") before and after exceptional items within geographic segments. EBITDA, before exceptional items, together with turnover, are key financial measures that we use to assess the success of our people in achieving growth in the business and operational efficiencies. Segmental information is provided below in respect of UK and US businesses.

Turnover

	Year ended 31 March 2003	Year ended 31 March 2004	Change %
	£m	£m	
UK printed directories	573.7	593.9	3.5%
Other products and services	41.2	41.0	(0.5)%
Total UK turnover	614.9	634.9	3.3%
US printed directories:			
US printed directories at constant exchange rate[a]	499.1	605.0	21.2%
Exchange impact[a]	—	(53.0)	
Total US turnover	499.1	552.0	10.6%
Group turnover	1,114.0	1,186.9	6.5%

(a) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

Profit and loss information[a]

	Year ended 31 March 2003	Year ended 31 March 2004	Change %
	£m	£m	
UK operations			
Turnover	614.9	634.9	
Earnings			
UK printed directories operating profit	146.6	127.2	
Other products and services operating profit	(4.3)	2.6	
UK Operating profit	142.3	129.8	
Depreciation and amortisation[b]	69.2	69.4	
UK operations EBITDA	211.5	199.2	
Exceptional items	14.7	33.9	
UK operations adjusted EBITDA	226.2	233.1	3.1%
UK operations adjusted EBITDA margin	36.8%	36.7%	
US operations			
Turnover	499.1	552.0	
Earnings			
Operating profit	41.1	20.6	
Depreciation and amortisation	51.7	50.2	
US operations EBITDA	92.8	70.8	
Exceptional items and a non-recurring restructuring charge of £3.7 million in 2003	4.0	56.2	
Exchange impact[c]	—	11.4	
US operations adjusted EBITDA at constant exchange rate[c]	96.8	138.4	43.0%
Exchange impact[c]	—	(11.4)	
US operations adjusted EBITDA	96.8	127.0	31.2%
US operations adjusted EBITDA margin	19.4%	23.0%	

Group			
Turnover	1,114.0	1,186.9	
Earnings			
Operating profit	183.4	150.4	
Depreciation and amortisation	120.9	119.6	
Group EBITDA	304.3	270.0	(11.3)%
Exceptional items and a non-recurring restructuring charge of £3.7 million in 2003	18.7	90.1	
Exchange impact[c]	—	11.4	
Group adjusted EBITDA at constant exchange rate[c]	323.0	371.5	15.0%
Exchange impact[c]	—	(11.4)	
Group adjusted EBITDA	323.0	360.1	11.5%
Group adjusted EBITDA margin	29.0%	30.3%	

(a) *Excluding interest because interest is not allocated to individual products.*

(b) In the year ended 31 March 2004, £66.6 million (2003–£66.0 million) of depreciation and amortisation was allocated to UK printed directories and £2.8 million (2003–£3.2 million) was allocated to other products and services in the UK.

(c) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

Adjusted EBITDA by segment

	Year ended 31 March		Change
	2003	2004	%
	£m	£m	
Total UK operations	226.2	233.1	3.1%
US operations:			
US printed directories at constant exchange rate[a]	96.8	138.4	43.0%
Exchange impact[a]	—	(11.4)	
Total US operations	96.8	127.0	31.2%
Group adjusted EBITDA	323.0	360.1	11.5%

(a) *Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.*

	At 31 March	
	2003	2004
	£m	£m
Fixed assets		
UK	1,085.7	1,027.9
US	787.4	745.1
Group total	1,873.1	1,773.0
Net operating assets		
UK	1,266.0	1,143.4
US	1,008.5	987.8
Group total	2,274.5	2,131.2
Net (liabilities) assets		
UK	(815.6)	222.5
US	691.3	667.0
Group total	(124.3)	889.5
Total assets		
UK	1,418.6	1,331.4
US	1,091.8	1,072.8
Group total	2,510.4	2,404.2

Net operating assets comprise total assets less creditors, excluding loans and other borrowings. The majority of UK net operating assets relate to the UK printed directories business. The majority of external loans are included in the UK segment.

3. RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

	Year ended 31 March					
	2003			2004		
	Ongoing activities	Exceptional items	Total	Ongoing activities	Exceptional items	Total
Gross profit	604.1	—	604.1	634.0	—	634.0
Distribution costs	(36.0)	—	(36.0)	(34.5)	—	(34.5)
Administrative costs	(369.7)	(15.0)	(384.7)	(359.0)	(90.1)	(449.1)
Operating profit (loss)	198.4	(15.0)	183.4	240.5	(90.1)	150.4
Net interest payable	(236.6)	—	(236.6)	(136.1)	(58.4)	(194.5)
(Loss) profit before taxation	(38.2)	(15.0)	(53.2)	104.4	(148.5)	(44.1)
Taxation (charge) credit	10.3	2.3	12.6	(44.2)	37.2	(7.0)
(Loss) profit for the period	(27.9)	(12.7)	(40.6)	60.2	(111.3)	(51.1)

Exceptional administrative costs in the year ended 31 March 2004 relate to costs incurred in connection with the IPO, including £57.0 million for employee incentive plans contingent upon IPO and £33.1 million of transaction costs. Of the £90.1 million exceptional administrative costs, £33.9 million relates to our UK business and £56.2 million to our US business. Exceptional administrative costs in the year ended 31 March 2003 relate to costs incurred in connection with the postponed initial public offering in July 2002. Of the £15.0 million exceptional administrative costs, £14.7 million was charged to our UK business and £0.3 million was charged to our US business. The exceptional interest payable in the year ended 31 March 2004 comprises £19.7 million senior note redemption premium, £36.4 million from accelerated amortisation of financing fees on our debt repaid in July and August 2003 and £2.3 million for arrangement fees for the withdrawn revolving credit facility. The exceptional tax credits in the year ended 31 March 2004 represent the tax on the exceptional items before tax.

4. OPERATING PROFIT

Operating profit for the Group is stated after charging:

	Year ended 31 March	
	2003	2004
	£m	£m
Staff costs (note 5)	299.0	311.4
Advertising costs	46.4	53.1
Operating leases, excluding plant and equipment hire	13.2	14.0
Plant and equipment hire	1.2	1.0
Depreciation of owned tangible fixed assets	22.0	22.7
Depreciation of tangible fixed assets held under finance leases	0.5	0.2
Loss (profit) on sale of fixed assets	0.1	—
Goodwill amortisation	98.4	96.7
Restructuring charges[a]	3.7	—

(a) The restructuring charges were incurred for the closure of a production site in the US.

The auditors' remuneration has been disclosed in note 27.

5. EMPLOYEES

	Year ended 31 March	
	2003	2004
Average monthly number of employees in the Group (including executive directors):		
UK	3,319	3,414
US	4,350	4,668
Total employees	7,669	8,082
Marketing and sales	5,631	4,913
Other	2,038	3,169
Total employees	7,669	8,082

	Year ended 31 March	
	2003	2004
	£m	£m
Staff costs for the Group during the year		
Wages and salaries	268.5	274.2
Social security costs	20.6	26.5
Other pension costs (note 24)	9.9	10.7
Total staff costs	299.0	311.4

Employee incentive plans

Pursuant to the acquisition of the Yell Group from BT, an incentive scheme ("the Phantom DDB Plan") was established for certain Yellow Book management. Under this scheme the participants as a group were treated economically as if they had invested £32 million in the Group in the same manner as the funds advanced by the owners before the initial public offering.
In satisfaction of those obligations, the plan participants exchanged their interests in the plan for equity in the Company.

Details of the Company's various stock option plans are given in note 26.

Directors

	Year ended 31 March	
	2003	2004
	£m	£m
Aggregate emoluments	1.8	2.8
Aggregate gains made on the exercise of share options	—	2.7
Aggregate amounts receivable under long-term incentive schemes	0.1	—
	1.9	5.5

In addition, retirement benefits are accruing to two (2003—two) directors under the Company's defined benefit pension scheme. Details of individual directors' emoluments are given in the Remuneration Report, on pages 30 to 38.

6. NET INTEREST PAYABLE

	Year ended 31 March	
	2003	2004
	£m	£m
Senior credit facilities	87.6	68.2
Senior sterling and dollar notes[a]	55.4	43.3
Shareholder deep discount bonds[b]	64.9	20.1
Vendor loan notes[b]	4.5	1.2
Bridging facilities	10.3	—
Other	0.6	0.3
Amortisation of finance costs	15.7	5.2
Exceptional interest and write-off of financing costs	—	58.4
Total interest payable	239.0	196.7
Interest receivable	(2.4)	(2.2)
Net interest payable	236.6	194.5

(a) Interest on the senior discount dollar notes is rolled up into the principal balance and is not due until the maturity or repayment of the notes. Yell Group settled 35% of the amounts outstanding on 18 August 2003.

(b) Interest on shareholder deep discount bonds and vendor loan notes were rolled up into the principal balances. All amounts outstanding were settled at the time of the initial public offering.

7. TAX CHARGE (CREDIT) ON PROFIT (LOSS) ON ORDINARY ACTIVITIES

	Year ended 31 March	
	2003	2004
	£m	£m
UK corporation tax at 30%	6.9	21.6
Adjustment in respect of prior period	(0.3)	0.4
Foreign taxes	0.5	1.1
Total current tax	7.1	23.1
Origination and reversal of timing differences		
UK	(2.5)	(1.8)
Foreign	(17.2)	(14.3)
Total deferred tax	(19.7)	(16.1)
Tax (credit) charge on (loss) profit on ordinary activities	(12.6)	7.0

The effective tax rate for the year is different from the standard rate of corporation tax in the UK (30%) as explained below:

	Year ended 31 March	
	2003	2004
	£m	£m
Loss on ordinary activities before taxation	(53.2)	(44.1)
Loss on ordinary activities multiplied by standard rate of corporation tax in the UK (30%)	(16.0)	(13.2)
Effects of:		
Adjustments from prior years	(0.3)	0.4
Goodwill amortisation disallowed for tax	20.9	22.6
Higher tax rates on overseas earnings	(0.3)	(1.9)
Other expenses disallowed for tax purposes	4.0	(12.9)
US tax losses (used) created in the year	(2.7)	0.7
Other timing differences	1.5	1.6
Total current tax	7.1	23.1

8. DIVIDENDS

	Year ended 31 March	
	2003	2004
	£m	£m
Ordinary		
Interim dividend paid of £0.03 per share	—	20.9
Final dividend proposed of £0.06 per share	—	41.9
	—	62.8

Shares held in the ESOP Trust have waived the proposed dividends totalling £0.1 million.

9. EARNINGS (LOSS) PER SHARE

Basic earnings per share ("EPS") is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group has two classes of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the ordinary shares during the year and the contingently issuable shares under the Group's long-term incentive plan. At 31 March 2004, the performance criteria for the vesting of the awards under the incentive scheme had not been met and consequently the shares in question are excluded from the diluted EPS calculation.

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below.

Supplementary earnings per share to include pro forma interest adjustments net of tax, and exclude the exceptional IPO costs net of tax and goodwill amortisation are also shown:

	Year ended 31 March					
		2003			2004	
	£m Earnings	(millions) Weighted average number of shares[a]	(pence) Per share amount	£m Earnings	(millions) Weighted average number of shares[a]	(pence) Per share amount
Basic EPS	(40.6)	262	(15.5)	(51.1)	572	(8.9)
Effect of interest adjustments net of tax[b]	72.5			21.1		
Exceptional costs and a non-recurring restructuring charge net of tax[c]	15.1			111.3		
Effect of goodwill amortisation[d]	98.4			96.7		
Effect of shares issued on IPO		433			123	
Basic pro forma EPS excluding goodwill amortisation	145.4	695	20.9	178.0	695	25.6
Effect of dilutive securities – options		9	(0.3)		9	(0.3)
Diluted pro forma EPS excluding goodwill amortisation	145.4	704	20.6	178.0	704	25.3

(a) The calculation of the basic and diluted earnings (loss) per ordinary share has been based on the profit (loss) for the relevant financial year and on 262 million shares for the year ended 31 March 2003, being the weighted average share capital prior to the initial public offering after taking account of the restructuring of the existing share capital conditional on the initial public offering. For the year ended 31 March 2004, the calculation was based on 572 million shares, the weighted average share capital during the year, also taking account of the restructuring.

(b) Group losses have been adjusted to exclude interest charges on the long-term debt we repaid as a result of the initial public offering as if repaid on 31 March 2002. Interest has been added back by referring to the effective interest rates applied to the borrowings repaid from the proceeds of the IPO over each respective period. All interest adjustments have been tax effected at the UK corporation tax rate of 30%. The weighted average number of shares has been adjusted as though the initial public offering had happened on 31 March 2002.

(c) Exceptional costs are explained in Note 3.

(d) Amortisation charges presented are not adjusted for tax. If the tax effect from allowable amortisation in the US had been taken into account, then the adjustment would have been £86.4 million, as opposed to £96.7 million and £87.2 million, as opposed to £98.4 million, in 2004 and 2003, respectively. Accordingly, the diluted earnings per share would have been 23.8 pence as opposed to 25.3 pence in the year ended 31 March 2004.

Supplementary basic and diluted EPS have been calculated to exclude the effect of goodwill amortisation. The adjusted numbers have been provided in order that the effects of goodwill amortisation on reported earnings can be fully appreciated.

10. INTANGIBLE ASSETS

Goodwill

	Year ended 31 March	
	2003	2004
	£m	£m
Gross book value		
Balance at beginning of the year	1,705.8	1,985.1
Additions	361.4	100.4
Fair value adjustment[a]	(0.7)	3.3
Currency movements	(81.4)	(117.3)
Total gross book value at end of the year	1,985.1	1,971.5
Amortisation		
Balance at beginning of the year	65.3	161.0
Charge for year	98.4	96.7
Currency movements	(2.7)	(11.5)
Total amortisation at end of the year	161.0	246.2
Net book value at end of the year	1,824.1	1,725.3

(a) The fair value adjustment to goodwill was due to the finalisation of transaction costs in respect of acquisitions in prior years.

The acquisitions made during the year are detailed in note 21. The goodwill arising on the acquisitions is being amortised on a straight-line basis over its estimated useful life of 20 years.

11. TANGIBLE FIXED ASSETS

Tangible fixed assets, comprising primarily computers and office equipment, are summarised as follows:

	Year ended 31 March	
	2003	2004
	£m	£m
Cost		
Balance at beginning of the year	36.8	68.6
Acquisitions of subsidiary undertakings[a]	23.8	1.2
Additions	19.2	24.8
Disposals	(8.1)	(9.0)
Currency movements	(3.1)	(5.2)
Total cost at end of the year	68.6	80.4
Depreciation		
Balance at beginning of the year	6.8	21.5
Charge for the year	22.5	22.9
Disposals	(8.1)	(8.4)
Currency movements	0.3	(1.5)
Total depreciation at end of the year	21.5	34.5
Net book value at end of the year	47.1	45.9

(a) Fixed assets acquired comprised primarily computers and office equipment. The net book value of fixed assets included amounts of £0.8 million at 31 March 2004 (2003—£0.2 million) in respect of assets held under finance leases.

12. INVESTMENTS

	Group		Company	
	Year ended 31 March 2003	Year ended 31 March 2004	Year ended 31 March 2003 (restated)	Year ended 31 March 2004
	£m	£m	£m	£m
Shares in group undertakings				
Balance at beginning of year	—	—	1.0	865.6
Additions[a]	—	—	0.1	917.9
Revaluations[b]	—	—	864.5	—
Liquidations[c]	—	—	—	(613.5)
At end of the year	—	—	865.6	1,170.0
Other investments				
Balance at beginning of the year	2.1	1.9	—	—
Deductions	(0.2)	(0.1)	—	—
At end of the year	1.9	1.8	—	—
Total investments	1.9	1.8	865.6	1,170.0

(a) The Yell Group issued 215,280,606 ordinary shares at the price of £2.85 per share to purchase entities holding Yell Group's deep discount bonds. These entities were wound up in the year ended 31 March 2004. Furthermore, the Company received shares worth £304.4 million from Yell Finance BV in settlement of balances receivable.

(b) The directors increased the value of the Company's investment in Yell Finance BV by £864.5 million after carrying out a revaluation exercise, referring to discounted cash flow models and the prices paid for other directories businesses recently put up for sale at the time of the valuation.

(c) Investments with a net book value of £613.5 million were liquidated with no gain or loss.

Subsidiary undertakings

Brief details of principal subsidiary undertakings at 31 March 2003 and 2004 (except where noted), all of which are unlisted, are as follows:

	Activity	Group interest in allotted capital[a]	Country of operation[b]
Yell Finance BV[c]	Intermediate holding company	100% ordinary	Netherlands
Yell Limited	Classified directory publisher	100% ordinary	UK
Yellow Pages Sales Limited	Provision of sales services	100% ordinary	UK
Yellow Book USA, Inc.	Classified directory publisher	100% common	USA

(a) The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings, unless otherwise stated.

(b) Incorporated in its country of operation.

(c) Directly held.

All subsidiary undertakings have the same year end as the Group and all the above companies have been included in the group consolidation. The companies listed include those which materially affect the amount of profit and assets of the Group. A full list of all of our subsidiary undertakings as at the date of this document is available for inspection at the registered office of the Company.

13. STOCKS

	At 31 March	
	2003	2004
	£m	£m
Directories in progress	143.5	147.2
Other	2.3	4.7
Total stocks	145.8	151.9

14. DEBTORS

	Group		Company	
	At 31 March			
	2003	2004	2003	2004
	£m	£m	£m	£m
Amounts falling due within one year				
Trade debtors[a]	412.3	401.9	—	—
Amounts owed by group undertakings	—	—	—	41.9
Other debtors	8.2	8.7	—	—
Accrued income[a]	7.6	4.7	—	—
Prepayments	10.2	10.6	—	—
	438.3	425.9	—	41.9
Amounts falling due after more than one year				
Amounts owed by group undertakings	—	—	816.7	831.2
Deferred tax asset (note 15)	23.1	34.7	—	—
Total debtors	461.4	460.6	816.7	873.1

(a) The Group's trade debtors and accrued income are stated after deducting a provision of £113.1 million at 31 March 2004 (2003— £105.5 million) for doubtful debts and sales allowances. The amount charged to the Group profit and loss account for doubtful debts for the year ended 31 March 2004 was £71.1 million (2003—£67.6 million).

15. DEFERRED TAXATION

Deferred tax asset

	At 31 March	
	2003	2004
	£m	£m
Balance at beginning of the year	3.4	23.1
Amount credited to profit and loss account	19.7	16.1
Adjustments relating to acquisitions	—	(1.9)
Currency movements	—	(2.6)
Balance at end of the year	23.1	34.7

The deferred tax assets are included in debtors (note 14). The elements of all net deferred tax assets recognised in the accounts, including the cumulative effect of net operating losses arising from operations in the US, were as follows:

	At 31 March	
	2003	2004
	£m	£m
Tax effect of timing differences due to:		
Amortisation and depreciation	(5.7)	(12.2)
Bad debt provisions	17.3	22.7
Recognised tax net operating losses	17.2	40.0
Stocks valuation	(16.8)	(22.6)
Accrued expenses	7.9	9.8
Other temporary differences	3.2	(3.0)
Recognised net deferred tax assets	23.1	34.7
Unrecognised deferred tax assets relating to tax net operating losses from US operations	27.2	7.7

Unrecognised net deferred tax assets are available to offset against future operating profits in the US and are recognised when it is considered to be more likely than not that the US operations will become tax profitable. An amount of £127.0 million is available to use against taxable income arising in the US in future years. The benefits available in respect of tax net operating losses arising from US operations expire between 2018 and 2024 if not used.

16. LOANS AND OTHER BORROWINGS

	Interest rate	Group 2003	Group 2004	Company 2003	Company 2004
		At 31 March			
	%	£m	£m	£m	£m
Amounts falling due within one year					
Term loans under senior credit facilities[(a)(b)]	5.30	111.8	80.0	—	—
Revolving loan under senior credit facilities	5.70	—	5.0	—	—
Net obligations under finance leases		1.0	0.8	—	—
Total amounts falling due within one year		112.8	85.8	—	—
Amounts falling due after more than one year					
Senior credit facilities[(a)(b)]	5.30	990.3	856.6	—	—
Senior notes:					
Senior sterling notes[(c)(f)]	10.75	242.0	158.1	—	—
Senior dollar notes[(d)(f)]	10.75	122.2	68.1	—	—
Senior discount dollar notes[(e)(f)]	13.95	114.8	73.1	—	—
Shareholder deep discount bonds[(g)]	10.00	708.4	—	708.4	—
Vendor loan notes[(h)]	4.10	108.3	—	108.3	—
Total amounts falling due after more than one year		2,286.0	1,155.9	816.7	—
Net loans and other borrowings		2,398.8	1,241.7	816.7	—

(a) Facilities comprise two term loans of £624.0 million and $596.0 million final instalments due in 2008. The senior credit facilities were drawn down upon IPO to refinance in part loans drawn in June 2001. In addition to the term loans, the senior credit facilities include a revolving credit facility of £200.0 million. At 31 March 2004, £5.0 million was outstanding under the revolving credit facility. The senior credit facilities, including the Revolving Credit facility have first priority security over substantially all of the Group's assets.

(b) The terms of the senior credit facilities require the Yell Group and its consolidated subsidiaries to maintain specified consolidated financial ratios for net total debt to Earnings before Interest, Tax, Depreciation and Amortisation ("EBITDA" as defined in the senior credit facilities), EBITDA to net cash interest payable, and until 31 March 2005, total net senior debt to EBITDA. Certain of these financial ratios have to be prepared for the preceding 12-month period and reported to the providers of the senior credit facilities on a six-monthly basis from 31 March 2004. *The Yell Group has reported that it has maintained the financial ratios for the year ended 31 March 2004 in compliance with these debt covenants.*

(c) This represents a £162.5 million aggregate principal amount of 10.75% senior sterling notes due 2011. Interest is payable on 1 February and 1 August of each year. The notes are unsecured and rank equally with each other and existing and future senior debt.

(d) This represents a $130.0 million aggregate principal amount of 10.75% senior dollar notes due 2011. Interest is payable on 1 February and 1 August of each year. The notes are unsecured and rank equally with each other and existing and future senior debt.

(e) This represents a $187.4 million aggregate principal amount of 13.50% senior discount dollar notes due 2011 discounted from 1 August 2006. The issue price of each senior discount dollar note was $521.3 per $1,000.0 principal amount at maturity. Cash interest will not accrue on the senior discount dollar notes until 1 August 2006, at which time interest is payable on 1 February and 1 August of each year, beginning 1 February 2007. The notes are unsecured and rank equally with each other and existing and future senior debt. The 13.95% interest rate represents the rate of return from inception on the notes including the unwinding of the discount and excluding the amortisation of issue costs.

(f) The Senior sterling, Senior dollar and Senior discount dollar notes (the "Notes") carry an issuer call option which allows the Group to redeem some or all of the Notes from 1 August 2006 upon payment of a premium. The premium reduces on each anniversary until 1 August 2009 after which the Notes may be redeemed at any time at par.

(g) The principal amount of deep discount bonds issued to shareholders on 22 June 2001 was £549.0 million with a further £61.3 million issued on 16 April 2002. The bonds were issued at a discount to par yielding 10.00% per annum and had no requirement to pay cash interest.

(h) The vendor loan notes were advanced in the sum of £100.0 million in the original principal amount. The notes were redeemed upon IPO and bore interest at a floating rate equal to six-month sterling LIBOR which was paid upon redemption of the notes.

These balances are shown net of unamortised deferred finance costs, which have been allocated as follows:

	At 31 March 2003 Principal amount	At 31 March 2003 Deferred finance costs	At 31 March 2003 Net balance	At 31 March 2004 Principal amount	At 31 March 2004 Deferred finance costs	At 31 March 2004 Net balance
	£m	£m	£m	£m	£m	£m
Term loans under senior credit facilities	1,125.5	(23.4)	1,102.1	947.8	(11.2)	936.6
Senior notes:						
Senior sterling notes	250.0	(8.0)	242.0	162.5	(4.4)	158.1
Senior dollar notes	126.7	(4.5)	122.2	70.6	(2.5)	68.1
Senior discount dollar notes	118.2	(3.4)	114.8	75.1	(2.0)	73.1
Shareholder deep discount bonds	717.2	(8.8)	708.4	—	—	—
Vendor loan notes	108.3	—	108.3	—	—	—
Revolving loan under senior credit facilities	—	—	—	5.0	—	5.0
Other	1.0	—	1.0	0.8	—	0.8
Total loans and borrowings	2,446.9	(48.1)	2,398.8	1,261.8	(20.1)	1,241.7

Repayments fall due as follows:

	At 31 March	
	2003	2004
	£m	£m
Within one year, or on demand	112.8	85.8
Between one and two years	110.4	90.0
Between two and three years	134.4	100.0
Between three and four years	116.4	50.0
Between four and five years	122.4	627.8
After five years	1,850.5	308.2
Total due for repayment after more than one year	2,334.1	1,176.0
Total repayments due	2,446.9	1,261.8
Deferred finance costs	(48.1)	(20.1)
Total loans and other borrowings	2,398.8	1,241.7

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Treasury policy

The Group's treasury function's primary role is to fund investments and to manage liquidity and financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury function is not a profit centre and its objective is to manage risk at optimum cost.

The board of directors sets the treasury function's policy and its activities are subject to a set of controls commensurate with the magnitude of the investments and borrowings under its management.

Counterparty credit risk is closely monitored and managed within controls set by the board of directors. Derivative financial instruments, including forward foreign exchange contracts, are used only for hedging purposes.

The principal financing and treasury exposures faced by the Group arise from working capital management, the financing of acquisitions and tangible fixed assets, the management of interest rate positions and the investment of surplus cash. The treasury function manages those exposures with the objective of remaining within ratios covenanted with the senior lenders. The Group has not purchased or issued any derivative contracts for trading or hedging purposes, except as referred to below.

Up until the initial public offering on 15 July 2003, the Yell Group financed its operations primarily by long-term debt. Details of the Group's borrowings are disclosed in note 16. Subsequent to the initial public offering, the Yell Group funds the business largely from cash flows generated from operations.

All significant cash inflows and outflows associated with the Group's operations in the UK are denominated in pounds sterling, and all significant cash inflows and outflows associated with operations in the US are denominated in dollars. However, the financial statements are presented in pounds sterling, and changes in the exchange rate between the dollar and pounds sterling will affect the translation of the results of our operations in the US into pounds sterling. The Group does not intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although we will continue to review this practice. The dilution of the Group's earnings reported in pounds sterling as a result of the weakening US dollar is partially offset by natural hedging from debt denominated in US dollars.

The Group borrows at both fixed and floating rates of interest and, in order to achieve the objective of managing interest rate risk, partially hedges its risks through the use of interest-rate derivative instruments. Interest is payable under the senior credit facilities at a variable interest rate. Under our previous senior credit facilities, we were required to hedge at least 50% of the variable rate indebtedness for a duration of at least two years. Under our new senior facilities agreement we are required to have fixed interest on at least 50% of all interest payments during the 21 months following each month end. This requirement ceases once the Group leverage ratio falls below 3.5 times. We have fixed interest on at least 50% of the indebtedness under the senior credit facilities using interest rate swaps over the period to March 2006, with a review of this strategy on a quarterly basis.

During the year ended 31 March 2004, as set out in note 22, net debt decreased from £2,368.7 million to £1,223.0 million, primarily as a result of financings and their associated costs, foreign currency movements in the period and repaying borrowings on the initial public offering.

Other financial instruments

The Group also has short-term debtors and creditors that arise in the normal course of business and, therefore, have been excluded from the disclosures which follow.

There has been no change in the role that financial instruments have in creating or changing the Group's risk between 31 March 2004 and the date of these financial statements.

Currency profile and interest rate risk

The interest rate profile of the Group's financial assets and liabilities was:

	Financial assets	Financial liabilities				
	Floating rate	Fixed rate	Floating rate	No interest payable	Total	Net financial liabilities
	£m	£m	£m	£m	£m	£m
At 31 March 2003						
Currency:						
Sterling	22.7	(1,769.4)	(81.7)	—	(1,851.1)	(1,828.4)
US dollar	7.4	(470.4)	(125.4)	—	(595.8)	(588.4)
Total	30.1	(2,239.8)	(207.1)	—	(2,446.9)	(2,416.8)
At 31 March 2004						
Currency:						
Sterling	7.8	(513.5)	(278.0)	—	(791.5)	(783.7)
US dollar	10.9	(295.7)	(174.6)	—	(470.3)	(459.4)
Total	18.7	(809.2)	(452.6)	—	(1,261.8)	(1,243.1)

Total financial liabilities are presented gross before unamortised costs which amount to £20.1m at 31 March 2004 (£48.1m at 31 March 2003). See further detail in note 16.

Details of currency denomination, interest and maturity profiles of specific borrowings are given in note 16. There are no material monetary assets or liabilities denominated in currencies other than local reporting currencies.

Interest rate profile

Details of year-end interest rates on borrowings are set out in note 16. The Group has entered into interest rate swaps for the purpose of hedging future floating interest rate movements. The Group has fixed interest rates on at least 50% of the interest rate exposure on the indebtedness under the senior credit facilities using interest rate swaps over the period to March 2006.

For the fixed-rate financial liabilities, the average interest rates and the average periods for which the rates are fixed are:

	At 31 March 2003		At 31 March 2004	
	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed
	%	Years	%	Years
Currency:				
Sterling	9.2	9.1	7.1	3.0
US dollar	9.8	4.9	8.5	4.2
Total borrowings	9.3	8.2	7.3	3.4

The floating rate financial liabilities bear interest at rates fixed in advance for periods ranging, at the Group's option, from one month to six months by reference to LIBOR. The Group expects to continue to fix its floating rate financial liabilities at the end of each month by reference to one month LIBOR at that time.

Borrowing facilities and liquidity risk

The Group has maintained committed banking facilities to mitigate any liquidity risk it may face. There were committed senior debt facilities at 31 March 2004 of £200.0 million (2003—£100.0 million) of which £5.0 million had been drawn down at 31 March 2004 (2003—nil). These facilities expire on 7 July 2008.

Fair values of financial assets and liabilities

The following table reflects the carrying amount and fair value of the Group's financial instruments at 31 March 2003 and 2004. The fair values of the financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in forced liquidation or sale.

	At 31 March 2003		At 31 March 2004	
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Non-derivatives:				
Assets				
Cash at bank and in hand	30.1	30.1	18.7	18.7
Liabilities				
Short-term borrowings[a]	(112.8)	(112.8)	(85.8)	(85.8)
Long-term borrowings[b]	(2,334.1)	(2,341.4)	(1,176.0)	(1,231.5)
Derivatives:				
Interest rate swaps	—	(25.0)	—	(3.2)
Forward foreign exchange contracts	—	0.1	—	—

(a) The fair value of short-term borrowings approximated to carrying value due to the short maturity of the instruments.

(b) The fair value of the Group's notes and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist.

(c) Short and long term borrowings are presented gross before unamortised costs which amount to £20.1m at 31 March 2004 (£48.1m at 31 March 2003). See note 16 for further details.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on the interest rate derivative instruments are as follows:

	Gains	Losses	Net gains (losses)
	£m	£m	£m
Unrecognised gains and losses on hedges at 31 March 2004	1.1	(4.2)	(3.2)
of which:			
Expected to be recognised in the year to 31 March 2005	0.2	(3.2)	(3.0)
Expected to be recognised after 31 March 2005	0.8	(1.0)	(0.2)

18. OTHER CREDITORS

Amounts falling due within one year

	Group		Company	
	At 31 March			
	2003	2004	2003	2004
	£m	£m	£m	£m
Trade creditors	34.9	26.0	—	—
Corporation tax	6.2	16.2	—	—
Other taxation and social security	24.7	22.9	—	—
Dividend payable	—	41.9	—	41.9
Other creditors	5.7	4.4	—	0.1
Accrued expenses	90.4	89.8	—	—
Deferred income	74.0	71.8	—	—
Total other creditors falling due within one year	235.9	273.0	—	42.0

19. CALLED UP SHARE CAPITAL

Group and Company

	At 31 March	
	2003	2004
	£m	£m
Authorised		
936,320,000 ordinary shares of £0.01 each (2003—12,000,000)	0.1	9.4
Nil B ordinary shares of £0.0001 each (2003—106,950,000)	—	—
Total	0.1	9.4
Allotted, called up and fully paid		
697,785,649 ordinary shares of £0.01 each (2003—7,100,000)	0.1	7.0
Nil B ordinary shares of £0.0001 each (2003—106,949,900)	—	—
Total	0.1	7.0

The share capital history of the Company from 1 April 2002 up to 31 March 2004 is as follows:

(a) on 15 April 2002, 5,786,300 B ordinary shares of £0.0001 were issued by the Company at a premium of £0.0099 per B ordinary share and were fully paid up on 24 May 2002;

(b) on 21 May 2002, the authorised share capital of the Company was increased from £130,000 to £130,695 by the creation of 6,950,000 B ordinary shares of £0.0001 each;

(c) also on 21 May 2002, 11,163,600 B ordinary shares of £0.0001 each were issued by the Company at a premium of £0.0099 per B ordinary share and were fully paid up;

(d) on 13 June 2003, the authorised share capital of the Company was increased from £130,695 to £864,628,937 by the creation of 1,140,499 C ordinary shares of £758 each;

(e) also on 13 June 2003, 1,140,499 C ordinary shares of £758 each were issued by the Company by way of a bonus issue fully paid up at par out of reserves;

(f) on 9 July 2003 the issued share capital of the Company was reduced by the cancellation of 1,140,499 C ordinary shares of £758 each and the distributable reserves of the Company were credited with an amount of £864,498,242;

(g) on 15 July 2003:

(i) the authorised share capital of the Company was increased from £130,695 to £9,364,868 by the creation of an additional 8,936,484,974 B ordinary shares of £0.0001 each, 664,663,889 ordinary shares of £0.01 each, and 169,388,585 D ordinary shares of £0.01 each;

(ii) 16,682,374 B ordinary shares of £0.0001 each were redesignated into, and reclassified as, 16,682,374 deferred shares of £0.0001 each;

(iii) the Company capitalised an amount of £893,649 and applied this amount in paying up in full at par 8,936,485,074 unissued B ordinary shares of £0.0001 each;

(iv) 8,936,485,074 B ordinary shares of £0.0001 each were issued by the Company fully paid up at par;

(v) every issued 100 B ordinary shares of £0.0001 each were consolidated into 1 B ordinary share of £0.01 each;

(vi) each issued B ordinary share of £0.01 each was redesignated into, and reclassified as, 1 ordinary share of £0.01 each;

(vii) the Company capitalised an amount of £1,693,886 and applied this amount in paying up in full at par 169,388,585 unissued D ordinary shares of £0.01 each;

(viii) 169,388,585 D ordinary shares of £0.01 each were issued by the Company fully paid up at par;

(ix) each issued D ordinary share of £0.01 each was redesignated into, and reclassified as, 1 ordinary share of £0.01 each;

(x) 3,350,384 ordinary shares of £0.01 each were issued by the Company fully paid up at par;

(xi) 200,000 ordinary shares of £0.01 each were issued by the Company at a premium of £2.84 per ordinary share and were fully paid up;

(xii) 368,422 ordinary shares of £0.01 each were issued by the Company at a premium of £1.425 per ordinary share and were fully paid up;

(xiii) 272,274,069 ordinary shares of £0.01 each were issued by the Company at a premium of £2.84 per ordinary share and were fully paid up;

(xiv) 151,754,386 ordinary shares of £0.01 each were issued by the Company at a premium of £2.84 per ordinary share and were fully paid up; and

(xv) 16,682,374 deferred shares of £0.0001 each were purchased by the Company for an aggregate consideration of £0.09 and cancelled.

(h) during the period from 15 July 2003 to 31 March 2004, 3,082,277 ordinary shares of £0.01 each were issued by the Company fully paid up at par to settle exercised share options.

Movement in share capital subsequent to 31 March 2004 up to the date of this document:

(a) during the period from 1 April 2004 to 26 May 2004, 73,069 ordinary shares of £0.01 each were issued by the Company at par value to settle exercised share options and were fully paid up.

20. CHANGES IN EQUITY SHAREHOLDERS' FUNDS (DEFICIT)

Group	Share capital	Share premium	Profit and loss account and other reserves	Total
	£m	£m	£m	£m
Balance at 31 March 2002	0.1	0.9	(50.8)	(49.8)
Issuance of ordinary share capital (B ordinary shares)	—	0.1	—	0.1
Loss for the year	—	—	(40.6)	(40.6)
Currency movements[a]	—	—	(34.0)	(34.0)
Balance at 31 March 2003	0.1	1.0	(125.4)	(124.3)
Restructuring of share capital prior to IPO	2.6	—	(2.6)	—
Ordinary share capital issued to settle deep discount bonds	2.6	734.8	—	737.4
Ordinary share capital issued to employees	0.2	40.5	—	40.7
Issuance of ordinary share capital on IPO for cash[b]	1.5	408.4	—	409.9
Issuance of C ordinary shares	864.5	—	—	864.5
Cancellation of C ordinary shares	(864.5)	—	—	(864.5)
Dividends paid and proposed	—	—	(62.8)	(62.8)
Equity offset in respect of employee share options	—	—	10.5	10.5
Loss for the year	—	—	(51.1)	(51.1)
Currency movements	—	—	(65.0)	(65.0)
Capital Accumulation Plan[c]	—	—	(5.8)	(5.8)
Balance at 31 March 2004	7.0	1,184.7	(302.2)	889.5

(a) The cumulative foreign currency translation adjustment was a £102.7 million loss at 31 March 2004 (2003—£37.7 million loss).

(b) Ordinary shares issued for £433.6 million at a premium, net of £23.7 million share issue expenses.

(c) Shares held in an ESOP trust for employees.

Company	Share capital	Share premium	Revaluation reserve (restated)	Profit and loss account and other reserves	Total
	£m	£m	£m	£m	£m
Balance at 31 March 2002	0.1	0.9	—	0.1	1.1
Issuance of ordinary share capital (B ordinary shares)	—	0.1	—	—	0.1
Revaluation of investment subsidiary[(a)]	—	—	864.5	—	864.5
Balance at 31 March 2003	0.1	1.0	864.5	0.1	865.7
Issuance of C ordinary shares[(c)]	864.5	—	(864.5)	—	—
Cancellation of C ordinary shares[(d)]	(864.5)	—	—	864.5	—
Restructuring of share capital prior to IPO	2.6	—	—	(2.6)	—
Ordinary share capital issued to settle deep discount bonds	2.6	734.8	—	—	737.4
Issuance of ordinary share capital on IPO for cash[(b)]	1.7	448.9	—	—	450.6
Dividends paid and proposed	—	—	—	(62.8)	(62.8)
Equity offset in respect of employee share options	—	—	—	10.5	10.5
Balance at 31 March 2004	7.0	1,184.7	—	809.7	2,001.4

(a) The directors of the Company carried out a valuation of its investment in its subsidiary, Yell Finance BV, referring to discounted cash flow models and the prices paid for other directories businesses recently put up for sale at the time of the valuation. The director's valuation was triggered by the significant acquisitions in the 2003 financial year. Because the Group changed its position in the 2004 financial year, the prior year figures have been restated for comparative purposes.

(b) Ordinary shares issued for £433.6 million at a premium net of £23.7 million share issue expenses (note 19).

(c) A bonus issue of C ordinary shares to all shareholders paid out of revaluation reserves.

(d) The C ordinary shares were cancelled upon consent from shareholders and sanction from the High Court, creating a capital reserve from which dividends can be paid.

The Company's result for the period ended 31 March 2004 is £nil (2003–£nil). The directors have taken advantage of the exemption available under section 230 of the Companies Act 1985 and not presented a Profit and Loss account for the Company alone.

21. ACQUISITIONS

Acquisitions in 2004

In the year ended 31 March 2004, the Yell Group acquired a number of yellow pages directories businesses in the US for consideration totalling $198.9 million (£108.6 million) plus expenses of $0.5 million (£0.3 million). The purchases were accounted for as acquisitions. The purchase prices were allocated to the acquired assets and liabilities as follows:

	Book value[(a)]	Provisional Fair value[(b)] adjustments	Fair value
	£m	£m	£m
Fixed assets			
Tangible assets	—	1.2	1.2
Total fixed assets	—	1.2	1.2
Current assets			
Stocks	2.1	—	2.1
Debtors	15.6	(4.9)	10.7
Total current assets	17.7	(4.9)	12.8
Creditors: amounts falling due within one year	(5.9)	0.4	(5.5)
Net current assets	11.8	(4.5)	7.3
Identifiable net assets	11.8	(3.3)	8.5
Goodwill			100.4
Total cost			108.9
Consideration:			
Cash			108.9

(a) Translated from US dollars to pounds sterling at the exchange rates on the dates of acquisition.

(b) The provisional fair value adjustments principally comprise a revaluation of fixed assets and deferred tax balances to estimated fair market value, and an alignment of accounting policies for revenue recognition.

The effect of acquisitions in the year on the Group's cash flows before financing were as follows:

	Year ended 31 March 2004
	£m
Net cash inflow from operating activities	0.1
Returns on investments and servicing of finance	—
Taxation paid	—
Investing activities	—
Net cash inflow before financing	0.1

Acquisitions in 2003

On 16 April 2002, the Group acquired McLeod for an aggregate purchase price of $600.0 million (£417.0 million) plus expenses of $10.0 million (£6.9 million). The purchase was accounted for as an acquisition. The purchase price was allocated to the assets and liabilities of McLeod as follows:

	Book value(a)	Fair value(b) adjustments	Fair value
	£m	£m	£m
Fixed assets			
Tangible assets	24.4	(1.4)	23.0
Total fixed assets	24.4	(1.4)	23.0
Current assets			
Stocks	37.5	(5.1)	32.4
Debtors	67.1	1.1	68.2
Cash at bank and in hand	0.5	—	0.5
Total current assets	105.1	(4.0)	101.1
Creditors	(28.5)	(1.7)	(30.2)
Net current assets	76.6	(5.7)	70.9
Identifiable net assets	101.0	(7.1)	93.9
Goodwill			330.0
Total cost			423.9
Consideration:			
Cash			423.9

(a) Translated from US dollars to pounds sterling at the exchange rate on the date of acquisition.

(b) The fair value adjustments principally comprise an impairment in the value of fixed assets following impairment review, and an alignment of accounting policies for directories in progress and revenue recognition.

The operating results of McLeod during the year ended 31 December 2001 and the period from 1 January 2002 to 16 April 2002 were:

	Year ended 31 December 2001	1 January to 16 April 2002
	£m	£m
Turnover	207.2	66.0
Total operating (loss) profit(a)	(15.6)	7.0
(Loss) profit before taxation	(15.5)	6.9
Taxation	(0.1)	(0.1)
(Loss) profit for the financial period	(15.6)	6.8

(a) Operating profit for the year ended December 2001 is stated after charging £25.1 million of management fees from the previous owner.

Results for the year ended 31 December 2001 were extracted from the latest published financial statements. Results for the period to 16 April 2002 were obtained from management accounts.

The Yell Group made other US acquisitions in the year ended 31 March 2003 for cash of £47.4 million to acquire net assets at a book value of £16.0 million. These acquisitions gave rise to goodwill of £31.4 million recorded in the year.

Effect of acquisitions on cashflow and profit

The effect of the McLeod acquisition on the Group's cashflows before financing was as follows:

	Year ended 31 March
	2003
	£m
Net cash inflow from operating activities	35.8
Returns on investments and servicing of finance	—
Taxation paid	(1.0)
Investing activities	(3.8)
Net cash inflow before financing	31.0

The reconciliation of cash paid to the cash flow statements was as follows:

	Year ended 31 March	
	2003	2004
	£m	£m
Cash consideration for:		
Acquisition of McLeod	423.9	—
Other acquisitions	47.4	108.9
Less:		
Cash acquired with subsidiaries	(0.4)	—
Cash paid for purchase of subsidiary undertakings, net of cash acquired	470.9	108.9

The effect of the acquisitions on the results of the Yell Group includes the following for the years ended 31 March 2003 and 2004:

	Year ended 31 March	
	2003	2004
	£m	£m
Turnover	200.4	0.7
Cost of sales	(110.7)	(0.4)
Gross profit	89.7	0.3
Distribution costs	(11.9)	—
Administrative costs	(70.9)	(0.2)
Operating profit	6.9	0.1

22. MOVEMENTS IN NET DEBT

Reconciliation of movement in net debt

	Total cash less bank overdraft	Debt due within one year — excluding overdraft	Debt due after one year	Net debt
	£m	£m	£m	£m
At 31 March 2002	100.2	(53.4)	(2,050.7)	(2,003.9)
Cash inflow less interest and taxation paid and capital expenditure	143.9	—	—	143.9
Cash inflow (outflow) from financing:				
— for acquisitions	408.8	—	(408.7)	0.1
— after acquisitions	77.0	—	(77.0)	—
Cash outflow on acquisitions	(470.9)	—	—	(470.9)
Reclass of long-term to short-term debt	—	(286.5)	286.5	—
Borrowings repaid	(211.9)	211.9	—	—
Finance fees paid	(16.1)	—	16.1	—
Interest and amortised fees	—	—	(102.9)	(102.9)
Currency movements	(0.9)	15.2	50.7	65.0
At 31 March 2003	30.1	(112.8)	(2,286.0)	(2,368.7)
Cash inflow from operating activities less interest, redemption premium and taxation paid and capital expenditures	115.9	—	19.0[a]	134.9
Cash outflow on acquisitions	(108.9)	—	—	(108.9)
Dividends paid	(20.9)	—	—	(20.9)
Net proceeds from shares issued[b]	409.9	—	—	409.9
DDBs converted into equity	—	—	737.4	737.4
Borrowings repaid	(1,418.4)	112.8	1,305.6	—
New loans acquired	1,036.0	(85.8)	(950.2)	—
Finance fees paid	(16.4)	—	16.4	—
Purchase of own shares	(5.8)	—	—	(5.8)
Non-cash charges	—	—	(77.3)	(77.3)
Currency movements	(2.8)	—	79.2	76.4
At 31 March 2004	18.7	(85.8)	(1,155.9)	(1,223.0)

(a) The £120.4 million of interest paid in the year included £19.0 million of interest that had been capitalised in the year as long-term debt.

(b) Ordinary shares issued for £433.6 million, net of £23.7 million issue expenses.

Reconciliation of net cash flow to movements in net debt

	Year ended 31 March	
	2003	2004
	£m	£m
Decrease in net cash in the year	(69.2)	(8.7)
Net cash (outflow) inflow from increase in debt	(257.7)	417.8
(Increase) decrease in net debt resulting from cash flows	(326.9)	409.1
DDBs converted into equity	—	737.4
Other non-cash items	(102.9)	(77.3)
Currency movements	65.0	76.5
(Increase) decrease in net debt in the year	(364.8)	1,145.7
Net debt at beginning of the year	(2,003.9)	(2,368.7)
Net debt at end of the year	(2,368.7)	(1,223.0)

23. FINANCIAL COMMITMENTS AND CONTINGENT LIABILITIES

	At 31 March	
	2003	2004
	£m	£m
Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:		
Within one year	8.7	2.0
Between one and five years	5.2	11.1
After five years	7.3	5.8
Total payable within one year	21.2	18.9

Future minimum operating lease payments for the Group at 31 March 2004 are as follows:

	£m
Payable in the year ending 31 March:	
2005	18.9
2006	15.8
2007	11.9
2008	8.9
2009	8.2
Thereafter	27.2
Total future minimum operating lease payments	90.9

Operating lease commitments are principally in respect of leases of land and buildings.

On 22 January 2004 Verizon filed suit in New York alleging that sales and marketing communications published by Yellow Book USA are misleading and have caused Verizon to lose revenue. We believe that the complaint is without merit and we will vigorously resist any claim for relief. We believe that a material adverse outcome to the Company is considerably less than likely.

There are no contingent liabilities or guarantees other than those referred above and on page 47 and those arising in the ordinary course of the Group's business.

No material losses are anticipated on liabilities arising in the ordinary course of business.

The Group does not believe that there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the Group.

24. PENSIONS

SSAP 24—"Accounting for Pension Costs"

Pension costs in respect of the Yell Pension Plan ("YPP") and the defined contribution schemes were:

	Year ended 31 March	
	2003	2004
	£m	£m
Amounts expensed for YPP (defined benefit section)	8.0	8.3
Amounts expensed for defined contribution schemes	1.9	2.4
Total	9.9	10.7

Yell Pension Plan (YPP) — Defined benefit section

With effect from 1 October 2001, a defined contribution section was established in the YPP and the defined benefit sections were closed to new entrants.

The pension cost for the year ended 31 March 2004 was based on the valuation at 5 April 2002. The valuation, carried out by professionally qualified independent actuaries, used the projected unit method in conjunction with a market value of assets. The principal assumptions used and the results of the valuation are set out below:

	5 April 2002
	Rates per annum %
Valuation method	Projected unit
Return on existing and future assets	6.0 to 6.5
Average increase in retail price index	2.7
Average future increases in wages and salaries	4.2
Average increase in pensions	2.7
Dividend growth	—

At 5 April 2002 (the last valuation date) the market value of assets was £102.7 million. The results of the valuation show that the assets of the scheme were sufficient to cover 102% of the benefits that had accrued to members by that date after allowing for expected future increases in salaries. The date for the next valuation is expected to be no later than 5 April 2005.

For the year ended 31 March 2004, the Group made regular contributions totalling £8.5 million to the defined benefit section (2003—£7.9 million). In addition, a contribution of £0.9 million (2003—£0.1 million) in respect of benefit improvements was made, of which £0.8 million was accrued in the 2003 financial year. There are no provisions held on the balance sheet in respect of this plan at 31 March 2004. The Group has a prepayment of £0.3 million at 31 March 2004 (2003—£nil). The funding policy differs from the accounting policy primarily in that for funding purposes the Company contributes to target a funding level of 105% in the above assumptions.

The YPP assets are invested in UK and overseas equities, fixed interest and index linked securities, deposits and short-term investments. The assets are held in separate trustee administered funds.

Defined contribution schemes

In addition to the defined contribution section Four of the YPP, Yellow Book sponsor a 401(k) plan for the majority of Yellow Book employees in the US. The plan allows employees to contribute a portion of their pre-tax and/or after-tax income in accordance with specified guidelines. Yellow Book matches a percentage of the employee contributions up to certain limits. The assets of the plan are held separately from those of Yellow Book in an independently administered fund.

The pension cost in respect of these schemes represents contributions payable to the funds and amounted to £2.4 million in the year ended 31 March 2004 (2003—£1.9 million). Outstanding contributions amounted to £nil million as at 31 March 2004 (2003—£0.3 million). These are included in other creditors—please see note 18.

FRS 17 — "Retirement benefits"

A valuation of the YPP for the purposes of FRS 17 was carried out at 31 March 2002 and updated to 31 March 2003 and 2004 by a qualified independent actuary. The following key assumptions were used:

	At 31 March		
	2002	2003	2004
	% per annum	% per annum	% per annum
Discount rate	6.0	5.4	5.4
Salary increases	4.2	4.0	4.4
Pension increases	2.7	2.5	2.9
Inflation rate	2.7	2.5	2.9

The assets in the YPP and the annual expected rates of return were:

	At 31 March					
	2002		2003		2004	
	%	£m	%	£m	%	£m
Equities	7.6	38.6	7.8	49.9	7.7	66.4
Corporate Bonds	5.5	6.4	5.4	15.8	5.4	3.7
Gilts	n/a	—	4.8	28.4	4.7	52.3
Property	7.1	1.6	n/a	—	n/a	—
Other	3.5	3.5	n/a	—	n/a	—
Bulk transfer receivable from BTPS	7.6	52.9	n/a	—	n/a	—
Total		103.0		94.1		122.4

The following amounts as at 31 March 2002, 2003 and 2004 were measured in accordance with the requirements of FRS 17 and show the net balance sheet liability at the year end if FRS 17 had been adopted:

	At 31 March		
	2002	2003	2004
	£m	£m	£m
Total market value of assets	103.0	94.1	122.4
Present value of scheme liabilities	(104.6)	(141.2)	(188.8)
Deficit in the scheme	(1.6)	(47.1)	(66.4)
Related deferred tax asset, based on 30% rate of tax	0.5	14.1	19.9
Net balance sheet liability	(1.1)	(33.0)	(46.5)

The following amounts explain the change in the deficit in the scheme for the year ended 31 March 2004:

	Year ended 31 March	
	2003	2004
	£m	£m
Deficit in scheme at beginning of year	(1.6)	(47.1)
Movement in year:		
Current service cost	(8.8)	(10.4)
Contributions	8.0	9.4
Past service costs	(0.3)	(0.8)
Other finance income (costs)	1.3	(1.5)
Actuarial loss	(45.7)	(16.0)
Deficit in scheme at 31 March	(47.1)	(66.4)

The full actuarial valuation at 5 April 2002 updated to 31 March 2003 showed a deficit of £47.1 million. Improvements in benefits costing £0.8 million were made in the year ended 31 March 2004 and contributions of £8.5 million (13.05% of pensionable earnings), plus an additional contribution of £0.8 million in respect of a benefit improvement was made. In addition a contribution of £0.1 million in respect of benefit improvements made in the previous year was made on 1 April 2003. In the year ended 31 March 2004, the Group made contributions at an average rate of 13.05% of pensionable earnings inclusive of expenses and life assurance premiums. The Group's trustees have agreed that contributions for the next two years will continue at the same rate, with an evaluation future contribution rates after the next full valuation.

As the scheme is closed to new members, under the projected unit method, the current service cost will increase as the members of the scheme approach retirement.

The history of experience gains and losses follows:

	Year ended 31 March	
	2003	2004
Difference between the expected and actual return on scheme assets		
— gain (loss) (£m)	(27.4)	11.4
— gain (loss) (% of scheme assets)	(29%)	9%
Experience gains and losses on scheme liabilities		
— loss (£m)	(4.7)	(8.4)
— loss (% of present value of scheme liabilities)	(3%)	(4%)
Total amount to be recognised in the statement of total recognised gains and losses upon full adoption of FRS 17		
— loss (£m)	(45.7)	(15.9)
— loss (% of present value of scheme liabilities)	(32%)	(8%)

If the above amounts had been recognised in the financial statements, the Group's net liabilities and profit and loss account deficit at 31 March 2003 and 2004 would have been as follows:

	At 31 March	
	2003	2004
	£m	£m
Net (liabilities) assets excluding pension liability[a]	(123.5)	889.2
Pension liability	(33.0)	(46.5)
Net (liabilities) assets including FRS 17 pension liability	(156.5)	842.7

(a) Excluding SSAP 24 balance sheet items.

Profit and loss account (deficit) excluding pension liability	(125.5)	(302.2)
Pension reserve	(33.0)	(46.5)
Profit and loss account (deficit) including FRS 17 pension liability	(158.5)	(348.7)

If the above amounts had been recognised in the financial statements, the Group's profit and loss account and statement of total recognised gains and losses for the years ended 31 March 2003 and 31 March 2004 would have included the following:

Amounts charged to operating profit

	Year ended 31 March	
	2003	2004
	£m	£m
Current service cost	8.8	10.4
Past service cost	0.3	0.8
Total operating charge	9.1	11.2

Net amount credited to net interest payable

	Year ended 31 March	
	2003	2004
	£m	£m
Expected return on pension scheme assets	7.9	6.5
Interest on pension scheme liabilities	(6.6)	(8.0)
Net return (loss) on pension scheme	1.3	(1.5)

Amount recognised in statement of total recognised gains and losses

	Year ended 31 March	
	2003	2004
	£m	£m
Actual return less expected return on pension scheme assets	(27.4)	11.4
Experience losses arising on the scheme liabilities	(4.7)	(8.4)
Changes in assumption underlying the present value of the scheme liabilities	(13.6)	(19.0)
Actuarial loss	(45.7)	(16.0)

25. RELATED PARTY TRANSACTIONS

Funds managed or advised by Apax Partners and Hicks, Muse, Tate and Furst Incorporated ("Hicks Muse") held deep discount bonds issued by the Group of £610 million subscribed amount. Details of these bonds are given in note 15. None of the bonds were redeemed during the year ended 31 March 2003. All of the deep discount bonds were redeemed in the year ended 31 March 2004.

Under the arrangement put in place following the acquisition from BT, Apax Partners Managing Entities and affiliates of Hicks Muse charged transaction and monitoring fees of £25.8 million (2003—£3.2 million), of which £nil (2003—£0.9 million) remained outstanding at the year end.

Transaction costs charged to the Group in 2003 on the McLeod acquisition and on the NDC acquisition from Apax Partners Managing Entities and affiliates of Hicks Muse were £3.1 million and £0.3 million each, respectively.

No transaction or monitoring fees were payable after 15 July 2003, the date of the IPO. Both parties ceased being related parties on 6 January 2004, when they sold their equity interests in the Group.

26. EMPLOYEE SHARE SCHEMES

The Group has various stock option plans for employees and directors.

Description of schemes

(a) The Yell Group Limited plans

In March 2002, the Yell Group introduced three stock option plans, the Yell Group Limited Employee Plan, the Yell Group Limited US Employee Plan and the Yell Group Limited Senior Manager Incentive Plan. The plans were set up to provide employees with option awards over shares that would become exercisable on an exit event (e.g. sale or quotation). The option life under these plans is ten years from date of grant. Under these plans 9,750,735 options were granted in March 2002 at an exercise price of 0.365 pence each. No options were exercised in the year ended 31 March 2003 and 210,615 options lapsed. In the year ended 31 March 2004, 2,977,557 options were granted at an exercise price of 0.365 pence each, 5,685,594 options were exercised and 1,409,316 options lapsed. In addition, social security tax liabilities arose in respect of options exercised under these options by employees in the UK and US of £1.8m and £0.2m respectively, being 12.8% and 7.65% respectively of the difference between the share price on the date of exercise and the exercise price.

(b) The Yell Group plc Yellow Book (USA) West Management Share Option Scheme

In September 2002, the Yell Group introduced a stock option plan, the Yell Group plc Yellow Book (USA) West Management Share Option Scheme for certain employees of the former McLeod directories. This plan provided employees with option awards for shares that vest ratably on each anniversary of the grant date over a three-year period. The options could be exercised and sold on the later of the vesting date or the date of an exit event. The option life under the plan is ten years from date of grant. Under this plan 1,506,805 options were granted at an exercise price of £1.28. As a result there were 1,506,805 options outstanding at 31 March 2003. As a result of the initial public offering, 110,859 of these options were exercised. 40,725 options lapsed in the year ended 31 March 2004. A charge in respect of these schemes arose on the occurrence of the intial public offering.

(c) The Yell Group plc Sharesave Plan

The Yell Group plc Sharesave Plan (the "Sharesave") was established in July 2003. Eligible employees who wish to participate must enter into a savings contract for a period of three or five years under which they will contribute payments of between £5 and £250 per month, and a bonus is added at the end of three, five or seven years. In conjunction with the savings contract, an eligible employee is granted an option to subscribe for Ordinary shares of Yell Group plc out of the repayment made under that contract at the end of three, five or seven years. The exercise price of any option will not be manifestly less than 80% of the market value of the Ordinary shares at the date of grant. The Sharesave is Inland Revenue approved and therefore no charge has been recorded to the profit and loss account in accordance with the exemption available under UITF 17. During the year ended 31 March 2004 3,579,347 options were granted at an exercise price of £2.60 and 113,065 of these had lapsed by the end of the year.

(d) The Yell Group plc 2003 Employee Stock Purchase Plan

The Yell Group plc 2003 Employee Stock Purchase Plan (the "US ESPP") was established in July 2003. Eligible employees are entitled to purchase Ordinary shares at the lower of 85% of the fair market value of the Ordinary shares on the date the Ordinary shares are offered and 85% of the fair market value of the Ordinary shares on the date ending the offer period when the Ordinary shares are purchased by the employee. All Ordinary shares must be purchased through the savings accumulated during an offer period through payroll deductions. Based on the value at date of offer, 984,617 options were issued in November 2003.

(e) The Yell Group plc Executive Share Option Scheme

The Yell Group plc Executive Share Option Scheme (the "UK Option Scheme") was established in July 2003, and contains an unapproved section and a section approved by the Inland Revenue. The price per Ordinary share at which options will be exercised will be not less than the market value of the Ordinary shares at the date of grant. Options will normally be granted within a period of 42 days commencing on the day after the date on which the Group releases its quarterly, half-yearly or final results for any financial period. In most circumstances an objective performance condition must be satisfied before an option can be exercised. Normally options may only be exercised three years after their initial date of grant with, where appropriate, one re-test of the performance condition at the end of the fourth year. The option life under this plan is ten years from the date of grant. During the year ended 31 March 2004 3,319,043 options were granted at an average price of £2.91.

(f) The Yell Group plc 2003 US Equity Incentive Plan

The Yell Group plc 2003 US Equity Incentive Plan (the "US EIP") was established in July 2003. It allows the Company to issue both non-qualified and incentive stock options and Ordinary shares. The Board has sole discretion to determine who may receive awards under the US EIP and any performance conditions. The exercise price for incentive stock options will not be less than 100% of the fair market value of the Ordinary shares on the date of grant. The option life under this plan is ten years from the date of grant. Stock awards may be made to officers or employees, and the purchase price, if any, is as established by the Company. During the year ended 31 March 2004 4,610,281 options were granted at an average exercise price of £2.93.

(g) The Capital Accumulation Plan

The Yell Group plc Capital Accumulation Plan ("CAP") was established in February 2004. It allows the Company to make awards of Ordinary shares to employees which vest three years from the date of grant. There are no performance criteria attached to the vesting of these shares, which are awarded to employees whom the Company wishes to retain as key talent within the organisation. 1,774,327 Ordinary shares were issued under this plan to employees in March 2004.

Options under share schemes

The following table summarises option activity for 2004 and 2003:

	2003		2004	
	Shares	Weighted average exercise price (pence)	Shares	Weighted average exercise price (pence)
Outstanding at beginning of year	9,750,735	0.365	11,046,925	18
Granted	1,506,805	128	15,470,845	226
Exercised	—	—	(5,796,453)	3
Expired or forfeited	(210,615)	—	(1,563,106)	22
Outstanding at end of year	11,046,925	18	19,158,211	190
Options exercisable at year end	—	—	6,777,988	26
Shares available for future grant at year end	23,336,091	—	57,398,341	—
Weighted-average fair value of options granted during the year	1,506,805	25	15,470,845	69
Weighted-average exercise price equal to fair value of ordinary shares at date of grant	1,506,805	128	9,284,545	268
Weighted-average exercise price greater than fair value of ordinary shares at date of grant	9,540,120	0.365	9,873,666	117

The following table summarises information about stock options outstanding at March 31, 2004:

Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average contractual life	Number exercisable
Pence		Years	
0.365	5,422,767	10	5,422,767
128	1,355,221	10	1,355,221
260	4,450,899	4	—
285	2,811,403	10	—
296	5,117,921	10	—
1 to 296	19,158,211	8.6	6,777,988

27. AUDITORS' REMUNERATION

The following fees were paid or are payable to the Group's auditors for the years ended 31 March 2003 and 31 March 2004.

	Year ended 31 March	
	2003	2004
	£m	£m
Audit services		
Statutory audit	0.6	0.6
Audit – related regulatory reporting	0.1	0.2
Further assurance services	0.6	0.2
Tax services		
Compliance services	0.1	0.1
Advisory services	0.2	1.0
Other services not covered above	0.3	—
Total auditors' remuneration	1.9	2.1
Audit fees paid in respect of the parent company	—	—

In addition to the amounts above, fees in relation to accounting and tax advice in respect of the postponed initial public offering in the year ended 31 March 2003 and the IPO in the year ended 31 March 2004, which were approved and incurred prior to the IPO, were £4.3 million and £3.6 million respectively. In addition, certain fees in relation to due diligence totalling £0.5 million in the year ended 31 March 2004 were approved and incurred prior to the IPO.

28. US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the UK ("UK GAAP"), which differ in certain respects from those applicable in the US ("US GAAP"). US GAAP information is provided because US employees have been granted share options.

(I) *Differences between UK and US generally accepted accounting principles*

The following are the main differences between UK and US GAAP which are relevant to the Group's financial statements.

(a) Directories in progress

Under UK GAAP, the cost of directories in progress deferred in stock represents direct fixed and variable costs as well as directly attributable overhead costs. Under US GAAP, the deferred costs associated with directories in progress would only comprise the direct production costs and the incremental direct costs associated with selling and creating the directories.

Directories in progress acquired in a business purchase are valued at replacement value under UK GAAP and at fair value under US GAAP. Under UK GAAP this difference is included in goodwill. Under US GAAP, the fair value is charged to the profit and loss upon delivery of the related directories.

(b) Pensions

Under both UK and US GAAP, pension costs are charged against profits over employees' working lives. Differences between the UK and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising surpluses or deficits, when accounting for a single employer scheme.

(c) Goodwill and other intangibles

Under UK GAAP the purchase price of acquisitions is allocated to the fair market value of identifiable tangible and intangible assets, with the excess recorded as goodwill with an estimated economic life of 20 years. Goodwill is not amortised under US GAAP and is subject to an annual impairment test. The Yell Group completed its impairment tests of goodwill as of 31 March 2003 and 2004 and determined that goodwill balances were not impaired. Under US GAAP the purchase price of acquisitions is allocated to the fair value of identifiable tangible and intangible assets, including acquired customer relationships that are amortised over eight to nine years and brand names that are amortised over forty years. The aggregate amortisation expense for the years ended 31 March 2003 and 2004 and the estimated aggregate amortisation expense for the succeeding five years, assuming a constant US dollar exchange rate, are as follows:

	£m
Aggregate amortisation expense	
For year ended 31 March 2003	106.7
For year ended 31 March 2004	86.5
Estimated amortisation expense	
For year ending 31 March 2005	74.5
For year ending 31 March 2006	60.6
For year ending 31 March 2007	49.9
For year ending 31 March 2008	41.7
For year ending 31 March 2009	35.9

Goodwill

The changes in the net book value of goodwill for the years ended 31 March 2003 and 31 March 2004 are as follows:

	UK	US	Yell Group
	£m	£m	£m
Balance as of 1 April 2002	599.4	354.4	953.8
Goodwill acquired during year	—	299.7	299.7
Reversal of valuation allowance on deferred tax assets acquired	—	(17.2)	(17.2)
Currency movements	—	(58.9)	(58.9)
Balance as of 31 March 2003	599.4	578.0	1,177.4
Goodwill acquired during year	—	76.1	76.1
Reversal of valuation allowance on deferred tax assets acquired	—	(8.2)	(8.2)
Fair value adjustments[(a)]	—	3.3	3.3
Currency movements	—	(85.6)	(85.6)
Balance as of 31 March 2004	599.4	563.6	1,163.0

(a) The fair value adjustment to goodwill was due to the finalisation of transaction costs in respect of acquisitions in prior years.

Intangible assets under US GAAP comprise:

	At 31 March	
	2003	2004
	£m	£m
Gross book value		
Acquired customer relationships	493.4	498.1
Brand names	535.0	511.6
Additional minimum liability	0.3	1.1
Goodwill (net of amortisation to 31 March 2002)	1,177.4	1,163.0
	2,206.1	2,173.8
Accumulated amortisation		
Acquired customer relationships	(161.1)	(224.6)
Brand names	(25.6)	(39.6)
Total accumulated amortisation under US GAAP	(186.7)	(264.2)
Net book value in accordance with US GAAP	2,019.4	1,909.6
Net book value in accordance with UK GAAP	1,824.1	1,725.3
Estimated UK to US GAAP adjustments	195.3	184.3

Included in goodwill is £344.9 million of unamortised goodwill relating to purchases made after 1 April 2002.

In the year ended 31 March 2003, the remaining £3.1 million asset relating to the "Planet Pages" brand name was written off as this name, which was acquired in connection with the McLeod business, is no longer used.

Additionally, under US GAAP, the difference between the retail value and net replacement value of directories in progress is included in directories in progress and charged against profits when the directories are delivered. Under UK GAAP the difference is included in goodwill.

(d) Derivative financial instruments

Certain financial risks are managed through the use of financial instruments, mainly interest rate swaps/collars. These contracts provide economic hedging to the Company; however, they do not qualify as hedges for US GAAP accounting purposes under Statement of Financial Accounting Standards No 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133", as amended and interpreted). Derivative financial instruments are recorded on the balance sheet at fair value. Therefore, unrealised gains/losses must be recorded in the profit and loss account at each reporting date. For the interest rate derivative contracts, a gain of £21.7 million would have been recorded for the year ended 31 March 2004 (2003—loss of £13.6 million) under US GAAP, within interest expense. The liability at 31 March 2004 would have been £3.2 million (2003—liability of £24.9 million). These movements reflect the fluctuations in the fair value of the US dollar and pounds sterling floating interest rate swaps since the contracts were agreed, and the unwinding of losses previously recognised under US GAAP which have now been recorded as interest expense under UK GAAP.

(e) Employee option plans

Under UK GAAP, compensation expense on awards of stock options and other share-based compensation is measured based on the intrinsic value of the awards, if any, at the date of grant. Under US GAAP, compensation expense is measured based on the fair value of the awards at the date of grant. The fair value of each option grant during the year ended 31 March 2003 and the period from 1 April 2003 through June 2003 was estimated at the date of grant using the minimum-value method. The fair value of each option grant subsequent to June 2003 was estimated at the date of grant using the Black-Scholes option valuation method. The Group used the following weighted-average assumptions in its estimations of fair value:

	Year ended 31 March	
	2003	2004
Risk free interest rate	4.3%	4.4%
Expected dividend yield	0%	3%
Expected volatility	0%	35%
Expected life of option	5.0 years	3.7 years

(f) Dividends

Under UK GAAP, dividends are recorded in the period in respect of which they are declared. Under US GAAP, dividends are recorded in the period in which dividends are declared.

(g) Deferred taxation

The reconciling adjustment for deferred taxation comprises the tax effects arising from the other UK to US GAAP adjustments listed in the reconciliation below, together with the effect of an adjustment of £8.2 million (2003—£17.2 million) to reverse tax benefits associated with the reversal of a valuation allowance recorded on purchase which under US GAAP results in a reduction to goodwill.

At 31 March 2004, the adjustment to decrease shareholders' funds (deficit) of £182.9 million (2003—£223.9 million decrease) included the tax effect of other US GAAP adjustments. This comprised an adjustment increasing current deferred tax assets by £35.7 million (2003—£21.1 million) increasing non-current deferred tax assets by £nil million at 31 March 2004 (2003—£14.0 million) which were net of a £7.7 million (2003—£54.6 million), valuation allowance for deferred tax assets arising from operations in the US, and £218.6 million (2003—£259.0 million) of non-current deferred tax liabilities. Deferred tax assets arising from operations in the UK are considered to be recoverable for all years presented.

(h) Gross profit under US GAAP presentation

Additionally, under UK GAAP, doubtful debt expenses are included in cost of sales. Under US GAAP, these expenses do not meet the criteria to be classified as cost of sales and thus would be included in administrative costs. Additionally, distribution costs would be in cost of sales under US GAAP.

(II) Net loss and shareholders' (deficit) funds reconciliation statements

The following statements summarise estimated adjustments, gross of their tax effect, which reconcile loss and shareholders' (deficit) funds from that reported under UK GAAP to that which would have been reported had US GAAP been applied.

Net loss	Year ended 31 March	
	2003	2004
	£m	£m
Loss for the year under UK GAAP	(40.6)	(51.1)
Adjustment for:		
Directories in progress		
— Deferred costs	(23.9)	(20.8)
— Acquisition accounting[a]	(24.2)	—
Pensions	0.1	(8.0)
Goodwill	98.4	96.7
Other intangible assets	(106.9)	(86.5)
Derivative financial instruments	(13.6)	21.7
Employee option costs	—	(1.3)
Other items	2.9	(0.6)
Deferred taxation	28.7	28.6
Net loss as adjusted for US GAAP	(79.1)	(21.3)

(a) Represents certain adjustments that arose as a result of acquisitions.

Shareholders' (deficit) funds	At 31 March	
	2003	2004
	£m	£m
Shareholders' (deficit) funds under UK GAAP	(124.3)	889.5
Adjustment for:		
Directories in progress	(92.6)	(103.2)
Pensions	7.7	(0.3)
Additional minimum pension liability	(35.8)	(37.9)
Goodwill	(646.7)	(562.3)
Other intangible assets	842.0	746.6
Derivative financial instruments	(24.9)	(3.2)
Deferred taxation	(223.9)	(182.9)
Dividends proposed	—	41.9
Other items	2.9	2.3
Shareholders' (deficit) funds as adjusted for US GAAP	(295.6)	790.5

(III) Consolidated statements of cash flows

Under UK GAAP, the Consolidated Statements of Cash Flows are presented in accordance with UK Financial Reporting Standard No 1, "Cash Flow Statements", ("FRS 1"). The statements prepared under FRS 1 present substantially the same statements as that required under Statement of Financial Accounting Standards No 95, "Statement of Cash Flows" ("SFAS 95").

Under SFAS 95, cash and cash equivalents include cash and short-term investments with original maturities of three months or less. Under FRS 1, cash comprises cash in hand and at bank and overnight deposits, net of bank overdrafts.

Under FRS 1, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investments; acquisitions and disposals; dividends paid to the Company's shareholders; and financing. SFAS 95 requires a classification of cash flows as resulting from operating, investing and financing activities.

Cash flows under FRS 1 in respect of interest and finance fees paid and taxation would be included within operating activities under SFAS 95.

The following statements summarise the statements of cash flows as if they had been presented in accordance with US GAAP.

	Year ended 31 March	
	2003	2004
	£m	£m
Net cash provided by operating activities	143.8	123.9
Net cash used in investing activities	(486.9)	(133.3)
Net cash provided by financing activities	273.9	0.8
Net decrease in cash and cash equivalents at end of the year[a]	(69.2)	(8.6)
Effects of exchange rate changes on cash and cash equivalents	(0.9)	(2.8)
Cash and cash equivalents at beginning of the year	100.2	30.1
Cash and cash equivalents at end of the year[a]	30.1	18.7

(a) Cash and cash equivalents under US GAAP are the same as cash at bank and in hand under UK GAAP for all periods presented.

(IV) Pensions

The following position for the YPP is computed in accordance with US GAAP pension accounting rules under Statement of Financial Accounting Standard No 87, "Employers' Accounting for Pensions" ("SFAS 87"), the effect of which is shown in the above reconciliation statements.

The components of the pension cost for the YPP comprised:

	Year ended 31 March	
	2003	2004
	£m	£m
Service cost	9.1	12.6
Interest cost	6.6	8.0
Expected return on scheme assets	(7.9)	(6.5)
Amortisation of net obligation at date of limited application of SFAS 87	—	3.1
Recognised losses	0.1	—
YPP pension cost for the year under US GAAP	7.9	17.2

The information required to be disclosed in accordance with Statement of Financial Accounting Standard No 132, (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No 87, 88 and 106" ("SFAS 132R") concerning the funded status of the YPP at and for the years ended 31 March 2003 and 2004, based on the valuation at 5 April 2002, is as follows:

	At and for the year ended 31 March	
	2003	2004
	£m	£m
Changes in benefit obligation		
Present value of scheme liabilities at the beginning of the year	109.6	147.9
Service cost	9.2	12.6
Interest cost	6.6	8.0
Employees' contributions	3.6	3.7
Actuarial movement	19.6	24.6
Benefits paid or payable	(1.0)	(2.7)
Plan amendments	0.3	0.8
Benefit obligation at the end of the year	147.9	194.9

	At 31 March	
	2003	2004
		£m
Amounts recognised in the statement of financial position consist of:		
Accrued pension costs	(28.1)	(37.9)
Intangible asset	0.3	1.1
Charge to equity	35.5	36.8
Net prepaid pension costs recognised	7.7	—

The accumulated benefit obligation of £160.3 million at 31 March 2004 (2003—£122.2 million) was calculated on the assumption that pension increases start immediately.

	At 31 March	
	2003	2004
	£m	£m
Changes in scheme assets		
Market value of scheme assets at the beginning of the year	103.0	94.1
Actual return on scheme assets	(19.5)	17.8
Employer's contributions	8.0	9.5
Employees' contributions	3.6	3.7
Benefits paid or payable	(1.0)	(2.7)
Market value of assets at the end of the year	94.1	122.4

	At 31 March	
	2003	2004
	£m	£m
Funded status under US GAAP		
Projected benefit obligation in excess of scheme assets	(53.8)	(72.6)
Unrecognised prior service costs(a)	0.3	1.1
Other unrecognised net actuarial losses	61.2	71.5
Prepaid pension costs under US GAAP	7.7	—

(a) The unrecognised prior service costs are amortised over 15 years.

The benefit obligation for the main pension scheme was determined using the following assumptions at 1 April 2003 and 1 April 2004:

	Rates (per annum) %	
	2003	2004
Discount rate	5.40	5.40
Rate of future pay increases	4.00	4.40
Pension increases	2.50	2.90
Expected return on assets	6.50	6.35

The assets in the YPP and the annual expected rates of return on these assets are shown in note 24 to the financial statements.

For US GAAP purposes, multi-employer accounting was applied in respect of past participation in the BTPS for the period until 1 November 2001. Accordingly, the annual pension expense in respect of the BTPS is equal to the annual employer contributions, as is the case under UK GAAP.

Beginning 1 November 2001, the date of the transaction, the participants in the BTPS became participants of YPP, which is a single employer scheme. The SFAS 87 disclosures above for the periods after 1 November 2001 reflect the additional participants as a result of the transaction.

FIVE YEAR FINANCIAL SUMMARY

(Unaudited)	2000	2001	2002	2003	2004
			Year ended or at 31 March £m		
UK GAAP					
Combined and Consolidated, Condensed Profit and Loss Information					
Group turnover	622.2	774.3	865.4	1,114.0	1,186.9
Group operating profit	193.1	187.5	151.6	183.4	150.4
Net interest payable	(10.8)	(24.5)	(164.4)	(236.6)	(194.5)
Profit (loss) on ordinary activities before taxation	182.3	163.0	(12.8)	(53.2)	(44.1)
Tax (charge) credit on profit (loss) on ordinary activities	(57.7)	(60.3)	(18.6)	12.6	(7.0)
Profit (loss) for the financial year	124.6	102.7	(31.4)	(40.6)	(51.1)
Group adjusted EBITDA(a)	216.1	234.2	245.5	323.0	360.1
Combined and Consolidated, Condensed Balance Sheet Information					
Current assets	289.2	390.4	528.4	637.3	631.2
Total assets	683.2	864.3	2,201.0	2,510.4	2,404.2
Loans and other borrowings – falling due within one year	(21.8)	(97.2)	(53.4)	(112.8)	(85.8)
Net current assets	177.6	160.2	328.3	288.6	272.4
Total assets less current liabilities	571.6	634.1	2,000.9	2,161.7	2,045.4
Loans and other borrowings – falling due after more than one year	(201.3)	(221.8)	(2,050.7)	(2,286.0)	(1,155.9)
Net assets (liabilities)/equity shareholders' funds (deficit)	365.0	394.3	(49.8)	(124.3)	889.5
Other Financial Information					
Depreciation and amortisation	(17.7)	(35.1)	(90.9)	(120.9)	(119.6)
Capital expenditure(b)	(10.8)	(23.1)	(25.5)	(16.0)	(24.5)
Net cash inflow from operating activities	190.6	194.1	196.3	309.1	294.2
US GAAP					
Combined and Consolidated Profit and Loss Information					
Net income (loss)	90.3	84.8	(166.1)	(79.1)	(21.3)
Adjusted net income (loss)(c)	105.0	159.9	(108.9)	(79.1)	(21.3)
Combined and Consolidated Balance Sheet Information					
Total assets	630.3	789.0	2,361.6	2,647.5	2,304.4
Total shareholders' equity (deficit)	312.1	319.0	(150.6)	(295.6)	790.5
Other Financial Information					
Net cash provided by operating activities	181.8	176.5	17.7	143.8	123.9
Net cash used in investing activities	(420.2)	(72.0)	(1,583.9)	(486.9)	(133.3)
Net cash provided by (used in) financing activities	243.1	(84.7)	1,641.6	273.9	0.8

(a) EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this document to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See the reconciliation of Group operating profit to EBITDA in the Operating and Financial Review, and the reconciliation of operating profit to net cash inflow from operating activities in the note to the Cashflow Statement.

EBITDA comprises total Group operating profit before depreciation and amortisation, both being non-cash items. Adjusted EBITDA excludes exceptional one-off items comprising £90.1 million of expenses incurred in connection with our initial public offering in July 2003, £15.0 million of expenses incurred in connection with our decision not to proceed with the initial public offering in July 2002, the non-recurring restructuring charges of £3.7 million as part of the integration of our McLeod organisation in the US in the 12 months ended 31 March 2003, and the non-recurring expenses of a terminated management incentive plan of £3.0 million in the 12 months ended 31 March 2002 and £11.6 million in the 12 months ended 31 March 2001.

(b) Capital expenditure represents cash expenditure on tangible fixed assets, net of sales proceeds.

(c) Effective 1 April 2002, the Group prospectively adopted SFAS 142 for US GAAP reporting purposes, which eliminated the requirement to amortise goodwill. Adjusted net income (loss) presents the prior periods' net income (loss) after eliminating the effect of goodwill amortisation from 1 April 1999.

TWO YEAR OPERATIONAL INFORMATION

Selected Unaudited Yell Group Operational Information

The table below sets out selected unaudited operational data for the Group for the periods indicated.

	Year ended or at 31 March	
	2003	2004
Yell Group Operational Information		
UK information		
Unique advertisers (thousands)(1)	451	480
Directory editions published(2)	94	99
Turnover per unique advertiser (£)	1,272	1,237
Unique advertiser retention rate (%)(4)	78	77
US information		
Unique advertisers (thousands)(1)(3)	363	386
Directory editions published	525	536
Turnover per unique advertiser ($)	2,135	2,434
Unique advertiser retention rate (%)(4)	70	70
Other UK products and services		
Yell.com page impressions for March (millions)	39	67
Yell.com searchable advertisers as at 31 March (thousands)(5)	75	103

(1) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(2) The number of directory editions published in the UK has increased due to the rescoping of the Colchester directory into two directories, Colchester and Ipswich; the rescoping of the Sheffield direction into two directories, Sheffield and Barnsley; and the publication of three new Business Pages directories.

(3) As a result of the progress in the US towards integrating our customer database, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported 2003 figure for any duplicated records in 2003. There remains some overlap in reporting unique advertisers between Yellow Book and the former McLeod operations that we expect to be removed. These improvements have not affected the reporting of our financial results.

(4) The proportion of unique advertisers that have renewed their advertising from the preceding publication. In the UK, this measure excludes national and key accounts where retention is very high. In the US, this measure is based on unique directory advertisers.

(5) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. It excludes advertisers who purchase products such as banners and domain names.

The annual report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance BV's 2004 annual report on Form 20-F to be filed with the SEC in June 2004 for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements, except as may be required by law.



Notice of AGM

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2004 Annual General Meeting of Yell Group plc ("the Company") will be held at The Brewery, Chiswell Street, London EC1Y 4SD on Tuesday 13 July 2004 at 11.00am to consider the following resolutions:

Ordinary Resolutions

Resolution 1

That the report of the directors and auditors, and the audited accounts of the Company, for the year ended 31 March 2004 be received and considered.

The directors are required by law to present to the shareholders of the Company at a general meeting the report of the directors and auditors, and the audited accounts of the Company, for the year ended 31 March 2004. The report of the directors and the audited accounts have been approved by the directors, and the report of the auditors has been approved by the auditors, and a copy of each of these documents may be found in the Annual Report of the Company starting at page 28.

Resolution 2

That the final dividend of 6 pence per ordinary share in the Company recommended by the directors be declared and, if approved, payable on 20 August 2004 to holders of ordinary shares in the Company registered at the close of business on 23 July 2004.

It is a requirement of law that the final dividend for the year ended 31 March 2004 be approved by the shareholders of the Company. The amount to be declared as a final dividend may not exceed the amount recommended by the directors.

Resolution 3

That the report on the remuneration of directors for the year ended 31 March 2004 be approved.

The Directors Remuneration Report Regulations 2002 require companies to include certain specified information on the remuneration of their directors for each financial year in a report and to give their shareholders an opportunity to approve such report. The report on the remuneration of the directors of the Company for the year ended 31 March 2004 may be found in the Annual Report of the Company starting at page 30.

Resolution 4

That John Condron be re-elected as a director.

Resolution 5

That John Davis be re-elected as a director.

Resolution 6

That Lyndon Lea be re-elected as a director.

Resolution 7

That Lord Powell of Bayswater be re-elected as a director.

Resolution 8

That Robert Scott be re-elected as a director.

Resolution 9

That Charles Carey be re-elected as a director.

Resolution 10

That John Coghlan be re-elected as a director.

Resolution 11

That Joachim Eberhardt be re-elected as a director.

None of the current directors of the Company submitted themselves for retirement and re-election at the two annual general meetings of the Company that took place prior to the IPO. Accordingly, as a matter of good order, all of the current directors of the Company believe that they should retire and submit themselves for re-election at the 2004 Annual General Meeting, the first such meeting following the IPO.

Biographical details of all of the directors of the Company may be found in the Annual Report of the Company starting at page 24.

Resolution 12

That PricewaterhouseCoopers LLP be reappointed auditors of the Company to hold office until the conclusion of the next general meeting of the Company before which accounts are laid.

The auditors are responsible for examining the annual accounts of the Company and forming an opinion as to whether they give a true and fair view of its results and financial position. It is a requirement of law that the Company appoint auditors at each meeting at which accounts are presented to its shareholders, such appointment to continue until the next meeting at which accounts are presented.

Resolution 13

That the directors be authorised to determine the remuneration of the auditors.

This resolution gives the directors of the Company the authority to determine the remuneration of the auditors for the audit work to be carried out by them in the next financial year. The amount of the remuneration paid to the auditors for the next financial year will be disclosed in the next audited accounts of the Company.

Resolution 14

That the directors be generally and unconditionally authorised under Section 80 of the Companies Act 1985 to allot relevant securities (as defined in that Act) up to an aggregate nominal amount of £2,323,812. This authority will expire at the conclusion of the next Annual General Meeting or, if earlier, 15 months from the date of this resolution. However, before this authority expires, the Company may make an offer or agreement which would or might require relevant securities to be allotted after the authority expires and the directors may allot relevant securities under any such offer or agreement as if the authority had not expired.

Section 80 of the Companies Act 1985 provides that the directors of a company cannot issue new shares in its capital without the approval of its shareholders. Accordingly, the purpose of this resolution is to give the directors of the Company authority to issue new shares in the capital of the Company up to a maximum amount of £2,323,812 which is approximately equivalent to 33.3 per cent of the issued ordinary share capital of the Company as at 17 May 2004. This resolution will allow the directors of the Company flexibility to act in the best interests of the Company and its shareholders by issuing new shares in appropriate circumstances.

Resolution 15

That the Company, and each of Yell Limited and Yellow Pages Sales Limited (wholly owned subsidiaries of the Company), be authorised to:

a) make donations to EU political organisations; and

b) incur EU political expenditure;

in an aggregate amount not exceeding £100,000 during the period ending on the date of the next Annual General Meeting. For the purpose of this resolution 15, the phrases "donations", "EU political organisations" and "EU political expenditure" shall have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

The Companies Act 1985 now includes provisions which require companies to obtain authority from their shareholders before they can make "donations" to EU political organisations or incur "EU political expenditure". The definitions of "donations" and "EU political expenditure" are very broad and, as a result, may cover activities which form part of the normal non-partisan relationships between companies and the political world, even though these activities are not designed to support a particular political party or to influence support for any political party, and would not be thought as political donations in the ordinary sense of the word.

The Company does not, directly or through any of its subsidiaries, make donations to any political parties and the Company does not have any intention of doing so in the future. However, operating as we do in a regulated environment, we have a business need to maintain contact with politicians and political parties within the EU to make them aware of key issues affecting the Company and its subsidiaries, and the industry in which the Company and its subsidiaries operate. This can involve, for example, involvement in seminars and functions to which politicians may be invited and sponsoring meetings at political parties' conferences. Accordingly, in common with other companies, the Company is seeking the approval of its shareholders, on a precautionary basis so as to avoid contravening the Companies Act 1985, to incur a level of expenditure to cover all of these activities.

Special Resolutions

Resolution 16

That, provided resolution 14 has been passed, the directors be authorised under section 95 of the Companies Act 1985 to allot equity securities (as defined in that Act) for cash pursuant to the authority conferred on them by resolution 14, or where such allotment constitutes the allotment of equity securities by virtue of section 94(3A) of that Act, as if section 89(1) of that Act did not apply to any such allotment. This authority is limited to;

a) allotments connected to a rights issue to holders of ordinary shares in the Company (excluding any ordinary shares held by the Company as treasury shares) where the rights of each such holder are, as nearly as may be, proportionate to the number of ordinary shares held by such holder. The directors may exclude certain shareholders, deal with fractions and generally manage the rights issue as they think fit; and

b) the allotment (other than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £348,921.

This authority will expire at the conclusion of the next Annual General Meeting or, if earlier, 15 months from the date of this resolution. However, before this authority expires, the Company may make an offer or agreement which would or might require equity securities to be allotted after the authority expires and the directors may allot securities under any such offer or agreement as if the authority had not expired.

Section 89 of the Companies Act 1985 gives existing shareholders in a company certain pre-emption rights with respect to allotments of new shares. A company can only disapply these rights with the approval of its shareholders. Accordingly, the purpose of this resolution is to allow the directors of the Company to allot ordinary shares in the Company for cash, or to transfer treasury shares for cash, other than to its existing shareholders on a pre-emptive basis up to a maximum amount of £348,921 which is equivalent to 5 per cent of the issued ordinary share capital of the Company as at 17 May 2004 and is in line with the recommended guidelines issued by institutional investor bodies.

Resolution 17

That, pursuant to Article 20 of its Articles of Association, the Company be generally and unconditionally authorised to purchase its own fully-paid ordinary shares in the Company by way of market purchases (within the meaning of section 163(3) of the Companies Act 1985) provided that:

a) the maximum number of ordinary shares in the Company that the Company may purchase is 69,784,148;

b) the minimum price that the Company may pay for an ordinary share in the Company is 1.00 pence;

c) **the maximum price which the Company may pay for an ordinary share in the Company is an amount equivalent to 105 per cent of the middle market price for an ordinary share in the Company (as set out in the Daily Official List published by London Stock Exchange) for the five business days immediately before the day on which the Company agrees to purchase ordinary shares in the Company; and**

d) **this authority will expire at the conclusion of the next AGM or, if earlier, 15 months from the date of this resolution. However, before this authority expires, the Company may agree to purchase ordinary shares in the Company where the purchase will or may be completed, either fully or partly, after the authority expires and the Company may purchase such ordinary shares as if the authority had not expired.**

The directors consider, in certain circumstances, that it may be appropriate and in the best interest of shareholders generally for the Company to purchase its own shares. This resolution gives authority for the Company to purchase up 69,784,148 Ordinary shares which is approximately equivalent to 10 per cent of the issued share capital of the Company as at 17 May 2004. The directors have no specific plans to exercise any authority granted by this resolution in the future, but will keep the matter under review and will only make purchases where, in the light of prevailing market conditions, they consider it will result in an increase in earnings per ordinary share in the Company.

The total number of options to subscribe for ordinary shares in the Company outstanding as at 17 May 2004 was 19,031,668. This represents 2.73 per cent of the issued ordinary share capital of the Company at that date. If the Company were to buy back the maximum number of shares permitted pursuant to the passing of this resolution and cancel them, then the total number of options to subscribe for shares in the Company outstanding as at 17 May 2004 would represent 3.03 per cent of the reduced issued ordinary share capital of the Company.

The Companies (Acquisition of Own Shares)(Treasury Shares) Regulations 2003 (which came into force on 1 December 2003) enable companies to retain any of their own shares they have purchased as treasury shares with a view to their possible re-issue at a later date, rather than cancelling them as the law previously required. The Company will consider holding any of its own shares that it purchases pursuant to this resolution as treasury shares, which will give the directors flexibility in the management of the capital base of the Company. No dividends will be paid on treasury shares while held in treasury, and no voting rights will attach to them.

Resolution 18

That the Articles of Association of the Company produced to the Annual General Meeting and signed by the chairman of the Annual General Meeting for the purposes of identification be adopted as the Articles of Association of the Company in substitution for the existing Articles of Association.

The Company is seeking the approval of its shareholders to alter its Articles of Association to:

(a) remove the rights to appoint non-executive directors that were granted to certain shareholders of the Company at the time of the IPO. Following the sale by these shareholders in January 2004 of all of the ordinary shares in the Company then held by them, these rights are no longer applicable;

(b) make certain changes to enable the Company to hold its own shares as treasury shares (see note to resolution 17); and

(c) correct certain typographical errors and cross references.

Details of the alterations proposed are set out below:

1. The deletion in their entirety of the definitions of "Affiliate", "Apax Funds", "Apax Partners Participating Shareholders", "Associate", "Designated Transferees", "Hicks Muse Funds", "Hicks Muse Participating Shareholders", and "Investor Group" from Article 1.

2. The replacement of the introductory "The" with "the" in the definition of "the "Regulations" " in Article 1.

3. The deletion of the words "in its capacity" from the definition of "UK Listing Authority" in Article 1, and the replacement of the roman numeral "IV" with "VI" in that definition.

4. The replacement of the introductory "The" with "the" in the second and third lines of Article 3, and the insertion of the words ", and as further amended by the Companies Act 1985 (Electronic Communications) Order 2000)" after the words "Companies (Tables A to F)(Amendment) Regulations 1985" in that Article.

5. The insertion of ": (i)" after the words "unconditional authority to" in Article 7, the insertion of the words ", or rights to subscribe for, dispose of" after the words "grant options over" in that Article, the replacement of the words "or rights to subscribe for" with "; (ii) dispose of or otherwise deal with all the shares held by the Company as treasury shares; and (iii)" in that Article, and the insertion of the words ", in each case" after the words "convert any security into shares" in that Article.

6. The insertion of the words ", or sale of shares (if, immediately before such sale, the shares were held by the Company as treasury shares)" after the words "The Company may also on any issue of shares" in the second sentence of Article 8.

7. The insertion of the words "(excluding any shares of that class held by the Company as treasury shares)" after the words "of the issued shares of that class" in Article 14.1.2.

8. The insertion of the words "(excluding shares held by the Company as treasury shares)" after the words "convert any paid up shares" in Article 18.1.

9. The insertion of the words ", if the issued share capital of the Company is divided into more than one class," after the words "including but not limited to redeemable shares, but" in Article 20.1.

10. The replacement of the word "sub-paragraph" with "Article" in Article 60.1.

11. The replacement of the word "sub-paragraph" with "Article" in Article 60.4.

12. The replacement of the word "sub-paragraph" and "sub-paragraphs" with, respectively, "Article" and "Articles" in Article 61, and the deletion of the words "of Article 60" in that Article.

13. The deletion of the words "the next" in Article 86.1.

14. The replacement of the words "and Article 99" with "99" in the last sentence in Article 99.2

15. The insertion of the words "(excluding any shares of that class held by the Company as treasury shares)" after the words "issued shares of the class in question" in Article 105.3.

16. The insertion of the words "notice served under" after the words "the service of a" in Article 106.4, and the replacement of the word "notice" with "of the 1985 Act" in that Article.

17. The replacement of the words "London Stock Exchange" with "UK Listing Authority" in Article 107, the replacement of the word "given" with "served" in that Article, the insertion of the words "notice served under" after the words "the service of a" in that Article, and the replacement of the word "notice" after the reference to "section 212" with "of the 1985 Act" in that Article.

18. The insertion of the words "(excluding any shares of that class held by the Company as treasury shares)" after the words "issued shares of their class" in Article 107.2.

19. The replacement of the words "issues" and "issue" with, respectively, "serve" and "serves" in Article 108.

20. The insertion of the words "notice served under" after the words "required by the relevant" in Article 110.1.2, and the replacement of the word "notice" after the reference to "section 212" with "of the 1985 Act" in that Article.

21. The deletion of the word "these" in Article 111.

22. The deletion in its entirety of Article 116.

23. The replacement of the words "paragraph" with "Article" in Articles 151.1.1, 151.1.2 and 151.1.3.

24. The replacement of the word "paragraph" with "Article" in Article 153.2.

25. The insertion of the words "(excluding any shares of that class held by the Company as treasury shares)" after the words "or of any other company" in Article 164.4.

26. The insertion of the words "(excluding shares held by the Company as treasury shares)" after the words "announce that shareholders" in Article 204.

27. The insertion of the words "for the purposes of this Article: (i)" after the word "However" in Article 205.2, and the insertion of the words "; and (ii) where the amount capitalised is applied in paying up in full unissued shares, the Company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by the Company as treasury shares, and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly" after the words "fully paid (bonus shares)" in that Article.

28. The replacement of the word "paragraph" with "Article" in Article 206.2.

29. The insertion of the words "that he was at the time of his appointment not qualified for appointment" after the words "some defect in his appointment" in Article 212 and the deletion of the words "for appointment" at the end of that Article.

30. The replacement of the word "given" in Article 215 with "serve".

31. The insertion of the words "(excluding the Company holding shares as treasury shares)" after the words "divide among the members" in Article 224.

32. The renumbering of the articles and relevant cross references to take into account the changes set out above.

Please note that all references to articles by their number are to those articles as numbered in the Articles of Association of the Company in force at the commencement of the Annual General Meeting.

Only holders of ordinary shares in the Company on the Register of Members of the Company at 11am on 11 July 2004 are entitled to attend and vote at the Annual General Meeting.

A holder of ordinary shares in the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to vote on his behalf. A proxy need not be a shareholder of the Company.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment system may do so for the Annual General Meeting by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

Documents

The following documentation is available for inspection during business hours at the registered office of the Company on any weekday (not including public holidays). They will also be available for inspection at the Annual General Meeting venue, from 9.30 am until the meeting concludes.

- Register of interest of directors (and their families) in the share capital of the Company.
- Copy of all service contracts between the directors and the Company.
- Copy of the existing Articles of Association of the Company.
- Copy of the proposed amended Articles of Association of the Company.
- Printed copies of this Notice of Annual General Meeting and the Company's Annual Report 2003/04.

Further copies of the Company's Annual Report can be sent to shareholders on request, or viewed on the Company's website at www.yellgroup.com/pages/reports.

By Order Of the Board
Howard Rubenstein
Company Secretary

26 May 2004

GLOSSARY

FY03 - The financial year ending 31 March 2003

FY04 - The financial year ending 31 March 2004

FY05 - The financial year ending 31 March 2005

Constant exchange rate - Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results for the corresponding year

EBITDA - Earnings before interest, tax, depreciation and amortisation

Adjusted EBITDA - *Earnings before interest, tax, depreciation, amortisation, exceptional costs in 2003 and 2004 and a* non-recurring restructuring charge in 2003

Operating cash flow - Cash flow from operations before exceptional costs, less capital expenditure

Cash conversion - Operating cash flow as a percentage of adjusted EBITDA

FTSE 100 - The largest 100 companies quoted on the London Stock Exchange

SME - Small and medium sized companies i.e. those employing fewer than 250 people and less than 25% owned by a third party

IPO - The global offer of ordinary shares of the Company on 15 July 2003, and the subsequent admission of ordinary shares of the Company to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

FINANCIAL CALENDAR

Financial Year Ending	**31 March 2004**
Full Year results	18 May 2004
Annual General Meeting	13 July 2004
Final dividend record date	23 July 2004
Final dividend payment date	20 August 2004
Financial Year Ending	**31 March 2005**
First quarter results	July 2004
Half year results	November 2004
Interim dividend payment date	December 2004

CONTACT DETAILS

Share registrar

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Website for online information about your holding
www.shareview.co.uk

Lloyds TSB Registrar's telephone line for shareholders
08706 094537

Lloyds TSB Registrar's telephone line for employee shareholders
08706 094538

Text phone for the hard of hearing
08706 003 950

Yell Group plc is registered in the UK and is listed on the London Stock Exchange. It has US dollar denominated bonds and therefore files an Annual Report on Form 20-F which is filed with the US Securities and Exchange Commission. Copies of this Annual Report and Form 20-F can be obtained from the Company's website – www.yellgroup.com.



YELL

www.yellgroup.com

Yell Limited, Queens Walk, Oxford Road,
Reading, Berkshire RG1 7PT

™ Trade mark of Yell Limited
Designed by Timothy Guy Design
Printed by RR Donnelley
26 May 2004